

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 13, 2012**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	**37-1105865**
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

Creation of Revolving Credit Facilities

On September 13, 2012, Caterpillar Financial Services Corporation ("Cat Financial") entered into a Credit Agreement (the "364-Day Facility") among Cat Financial, Caterpillar Inc. ("Caterpillar"), Caterpillar International Finance Limited ("CIF") and Caterpillar Finance Corporation ("CFC" and, together with Cat Financial, Caterpillar and CIF, the "Borrowers"), certain financial institutions named therein ("Banks"), Citibank, N.A. ("Agent"), Citibank International plc, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., which provides for an unsecured aggregate revolving credit facility to the Borrowers of up to US$3 billion ("364-Day Aggregate Commitment") and expires on September 12, 2013. A Local Currency Addendum that enables CIF to borrow in certain approved currencies including Pounds Sterling, Swiss Francs and Euro for an aggregate amount up to the equivalent of US$100 million and a Japan Local Currency Addendum that enables CFC to borrow Japanese Yen for an aggregate amount up to the equivalent of US$100 million, as part of the 364-Day Aggregate Commitment, were also executed on September 13, 2012.

Certain of the Banks and the Agent, as well as certain of their respective affiliates, have performed, and may in the future perform, for Caterpillar and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received and may in the future receive customary fees and expenses.

Amendments to and Extensions of Existing Credit Agreements

On September 13, 2012, Cat Financial entered into Amendment No. 2 ("2010 Facility Amendment") to the four-year credit agreement dated September 10, 2010 (as amended, the "Four-Year Facility") and Amendment No. 1 ("2011 Facility Amendment" and, together with the 2010 Facility Amendment, the "Amendments") to the five-year credit agreement dated September 15, 2011 (as amended, the "Five-Year Facility" and, together with the 364-Day Facility and the Four-Year Facility, the "Credit Facilities").

The 2010 Facility Amendment extends the expiration date of the Four-Year Facility to September 15, 2015 and the 2011 Facility Amendment extends the expiration date of the Five-Year Facility to September 15, 2017. The Amendments also modify the terms of the Four-Year Facility and the Five-Year Facility to be consistent with certain terms and conditions of the 364-Day Facility, including, without limitation, terms and conditions of advances, use of proceeds and Borrower representations and warranties.

The Credit Facilities are available for general corporate purposes. The Borrowers have not drawn on the Credit Facilities.

The Credit Facilities contain certain representations and warranties, covenants and events of default, including financial covenants. Under the Credit Facilities, Caterpillar is required to maintain consolidated net worth not less than US$9 billion at all times. Caterpillar's consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other post-retirement benefits balance within Accumulated other comprehensive income (loss). Cat Financial is required to maintain an interest coverage ratio above 1.15 to 1, where the interest coverage ratio is defined as the ratio of (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense, calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended. Cat Financial is also required to maintain a leverage ratio (consolidated debt to consolidated net worth) below 10.0 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) on each December 31. Drawings under the Credit Facilities are also subject to conditions precedent and the payment of certain facility fees.

The foregoing description of the Credit Facilities and the Amendments is a summary and is qualified in its entirety by the terms and provisions of the 364-Day Credit Facility, the Local Currency Addenda to the 364-Day Credit Facility, and the Amendments, which are filed as exhibits to this report, and incorporated herein by reference.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this report is hereby incorporated into this Item 2.03 by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Description
99.1	2012 364-Day Credit Agreement
99.2	Local Currency Addendum to the 2012 364-Day Credit Agreement
99.3	Japan Local Currency Addendum to the 2012 364-Day Credit Agreement
99.4	Amendment No. 2 to the 2010 Four-Year Credit Agreement
99.5	Amendment No. 1 to the 2011 Five-Year Credit Agreement

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: September 17, 2012   By: */s/ J. Wesley Blumenshine*
                                                      J. Wesley Blumenshine
                                                      Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	2012 364-Day Credit Agreement
99.2	Local Currency Addendum to the 2012 364-Day Credit Agreement
99.3	Japan Local Currency Addendum to the 2012 364-Day Credit Agreement
99.4	Amendment No. 2 to the 2010 Four-Year Credit Agreement
99.5	Amendment No. 1 to the 2011 5-Year Credit Agreement

EXHIBIT 99.1

EXECUTION COPY

CREDIT AGREEMENT
(364-Day Facility)

Dated as of September 13, 2012

Among

CATERPILLAR INC.,

CATERPILLAR FINANCIAL SERVICES CORPORATION,

CATERPILLAR INTERNATIONAL FINANCE LIMITED

and

CATERPILLAR FINANCE CORPORATION,

as Borrowers

THE FINANCIAL INSTITUTIONS NAMED HEREIN,

as Banks

CITIBANK, N.A.,

as Agent,

CITIBANK INTERNATIONAL PLC,

as Local Currency Agent

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,

as Japan Local Currency Agent

CITIGROUP GLOBAL MARKETS INC.,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, and

J.P. MORGAN SECURITIES LLC,

as Joint Lead Arrangers
and Joint Bookrunners

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

CREDIT AGREEMENT
(364-Day Facility)

Dated as of September 13, 2012

Caterpillar Inc., a Delaware corporation ("Caterpillar"), Caterpillar Financial Services Corporation, a Delaware corporation ("CFSC"), Caterpillar International Finance Limited, a corporation organized under the laws of Ireland ("CIF"), Caterpillar Finance Corporation, an entity organized under the laws of Japan ("CFC"), the financial institutions listed on the signature pages hereof and those financial institutions that become "Added Banks" pursuant to Section 2.05(c), in each case together with their respective successors and assigns (the "Banks"), Citibank, N.A. ("Citibank"), as agent (the "Agent") for the Banks hereunder, Citibank International plc, as the Local Currency Agent, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as the Japan Local Currency Agent, agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Accumulated Other Comprehensive Income" means (i) with respect to Caterpillar, on any date of determination, the accumulated other comprehensive income(loss) balance as presented in Caterpillar's financial statements compiled in accordance with generally accepted accounting principles, and (ii) with respect to CFSC, on any date of determination, the aggregate amount, as such amount appears in CFSC's financial statements, compiled in accordance with generally accepted accounting principles, of (x) CFSC's translation adjustments related to its foreign currency transactions, (y) adjustments to the market value of CFSC's derivative instruments and (z) adjustments to the market value of CFSC's retained interests in securitized receivables.

"Activities" has the meaning specified in Section 7.02(b).

"Added Bank" means any Bank which becomes a Bank hereunder, or whose Commitment is increased (to the extent of such increase), pursuant to an Assumption and Acceptance as provided in Section 2.05(c).

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Agent.

"Advance" means a Revolving Credit Advance, a Local Currency Advance, a Japan Local Currency Advance or a Term Loan Advance.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent's Group" has the meaning specified in Section 7.02(b).

"Agreed Currencies" means (i) Dollars, (ii) so long as such currency remains an Eligible Currency, Pounds Sterling, Swiss Francs and Euro, and (iii) any other Eligible Currency which the Borrowers request the Agent to include as an Agreed Currency hereunder and which is acceptable to each Bank with a Revolving Credit Commitment; provided, that the Agent shall promptly notify each Bank of each such request and each such Bank shall be deemed not to have agreed to each such request unless its written consent thereto has been received by the Agent within five (5) Business Days from the date of such notification by the Agent to such Bank.

"Agreement" means this Credit Agreement (364-Day Facility) as it may from time to time be further amended, restated, supplemented or otherwise modified from time to time.

"Allocated Commitment" has the meaning specified in Section 2.01(b).

"Allocation" has the meaning specified in Section 2.01(b).

"Allocation Percentage" means, with respect to Caterpillar or CFSC at any time, such Borrower's Allocation at such time divided by the Total Commitment at such time.

"Applicable Lending Office" means, with respect to each Bank, such Bank's Domestic Lending Office in the case of a Base Rate Advance, such Bank's Eurocurrency Lending Office in the case of a Eurocurrency Rate Advance, such Bank's (or its Affiliate's) office, branch or agency, as specified by such Bank in the Local Currency Addendum, in the case of a Local Currency Advance, and such Bank's (or its Affiliate's) office, branch or agency, as specified by such Bank in the Japan Local Currency Addendum, in the case of a Japan Local Currency Advance.

"Applicable Margin" means (a) with respect to Base Rate Advances and Japan Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurocurrency Rate Advances and TIBO Rate Advances, the applicable Market Rate Spread.

"Approved Electronic Communications" means each Communication that any Borrower is obligated to, or otherwise chooses to, provide to the Agent pursuant to this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum or the transactions contemplated herein or therein, including any financial statement, financial and other report, notice, request, certificate and other information material; provided, however, that, solely with respect to delivery of any such Communication by any Borrower to the Agent and without limiting or otherwise affecting either the Agent's right to effect delivery of such Communication by posting such Communication to the Approved Electronic Platform or the protections afforded hereby to the Agent in connection with any such posting, "Approved Electronic Communication" shall exclude (i) any notice that relates to a request for an extension of credit (including any election of an interest rate or Interest Period relating thereto), (ii) any notice of Conversion, Redenomination or continuation, and any other notice, demand, communication, information, document and other material relating to a request for a new, or a

Conversion, Redenomination or continuation of an existing, Advance, (iii) any notice pursuant to Section 2.09 and any other notice relating to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iv) all notices of any Event of Default or unmatured Event of Default, (v) any notice, demand, communication, information, document and other material required to be delivered to satisfy any of the conditions set forth in Article III or any other condition to any Advance or other extension of credit hereunder or any condition precedent to the effectiveness of this Agreement and (vi) service of process.

"Approved Electronic Platform" has the meaning specified in Section 8.02(d).

"Arrangers" means CGMI, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.

"Assignment and Acceptance" means an assignment and acceptance entered into by an assigning Bank and an assignee, and accepted by the Agent, in accordance with Section 8.07 and in substantially the form of Exhibit C-1 hereto.

"Associated Cost Rate" has the meaning specified in the Local Currency Addendum.

"Assumption and Acceptance" means an assumption and acceptance executed by an Added Bank and the Borrowers, and accepted by the Agent, in accordance with Section 2.05(c) and in substantially the form of Exhibit C-2 hereto.

"Available Revolving Credit Commitment" means, as to any Bank at any time, such Bank's Revolving Credit Commitment at such time minus the sum of the aggregate Dollar Amount of such Bank's outstanding Revolving Credit Advances and, if such Bank is a Local Currency Bank, its Non-Same Day Local Currency Advances.

"Bank" has the meaning specified in the introductory paragraph hereof. To the extent applicable, any reference to a Bank or the Banks includes a reference to a Local Currency Bank, the Local Currency Banks, a Japan Local Currency Bank or the Japan Local Currency Banks, and, to the extent applicable, any reference to a Bank includes a reference to its Affiliate, branch or agency which is a Local Currency Bank or a Japan Local Currency Bank.

"Bank Addition" has the meaning specified in Section 2.05(c).

"Bank Appointment Period" has the meaning specified in Section 7.06.

"Bank Insolvency Event" means, with respect to any Bank, that (i) such Bank or its Parent Company has been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Bank or its Parent Company or its assets to be, insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors, or (ii) other than pursuant to an Undisclosed Administration that is not expected to impair or delay a Bank's ability to satisfy its funding obligations hereunder, such Bank or its Parent Company is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Bank or its Parent Company, or such Bank or its Parent Company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment.

"Bank of America" means Bank of America, N.A.

"Base Rate" means, for any date during any Interest Period or any other period, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the highest of:

(a)   the rate of interest announced publicly by Citibank in New York, New York, and in effect on such date, as Citibank's base rate; and

(b)   the sum (adjusted to the nearest 1/4 of one percent or, if there is no nearest 1/4 of one percent, to the next higher 1/4 of one percent) of (i) 1/2 of one percent per annum, plus (ii) the rate per annum obtained by dividing (A) the latest three‑week moving average of secondary market morning offering rates in the United States for three‑month certificates of deposit of major United States money market banks, such three‑week moving average being determined weekly on each Monday (or, if any such day is not a Business Day, on the next succeeding Business Day) for the three‑week period ending on the previous Friday by Citibank on the basis of such rates reported by certificate of deposit dealers to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations for such rates received by Citibank from three New York certificate of deposit dealers of recognized standing selected by Citibank by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three‑week period by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, but not limited to, any emergency, supplemental or other marginal reserve requirement) for Citibank in respect of liabilities consisting of or including (among other liabilities) three‑month U.S. dollar nonpersonal time deposits in the United States, plus (iii) the average during such three‑week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States; and

(c)   1/2 of one percent above the Federal Funds Rate as in effect on such date; and

(d)   as long as none of the conditions described in Section 2.10(c) or (d) shall exist, the Eurocurrency Rate for a Borrowing in Dollars on such date for a one-month Interest Period (or if such date is not a Business Day, on the preceding Business Day) plus 1%; provided that, for the avoidance of doubt, the Eurocurrency Rate for any day shall be based on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. (London time) on such day.

"Base Rate Advance" means an Advance in Dollars which bears interest as provided in Section 2.07(a).

"Board of Directors" means either the board of directors of a Borrower or any duly authorized committee of that board.

"Borrower" means each of Caterpillar, CFSC, CIF and CFC, and "Borrowers" means all of the foregoing.

"Borrower Agent" has the meaning specified in Section 8.09.

"Borrowing" means a Revolving Credit Borrowing, a Local Currency Borrowing, a Japan Local Currency Borrowing or a borrowing composed of Term Loan Advances.

"BTMU" means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

"Business Day" means a day of the year (i) on which banks are not required or authorized to close in New York City or Chicago, Illinois, (ii) if the applicable Business Day relates to any Eurocurrency Rate Advance, on which dealings are carried on in the London interbank market, (iii) if the applicable Business Day relates to any Eurocurrency Rate Advance in Euro or any other Agreed Currency other than Dollars or Pounds Sterling, a day on which dealings are carried on in the London interbank market and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is operating or, as the case may be, on which banks and foreign exchange markets are open for business in the principal financial center for the Agreed Currency concerned, and (iv) if the applicable Business Day relates to a Japan Local Currency Advance, on which banks are generally open in Tokyo for the conduct of substantially all of their commercial lending activities and on which dealings in Japanese Yen are carried on in the Tokyo interbank market.

"Capitalization" means, as at any date, the sum of (i) Caterpillar Consolidated Debt at such date, plus (ii) stockholders' equity (including preferred stock) of Caterpillar at such date.

"Caterpillar Consolidated Debt" means, as at any date, the aggregate Debt of Caterpillar and its Subsidiaries (other than CFSC) at such date.

"Caterpillar Purchase Claims" means the outstanding liens on or claims against or in respect of any of the accounts receivable of Caterpillar or any of its Subsidiaries (excluding CFSC and CFSC's Subsidiaries) arising out of the sale or securitization by Caterpillar or any of its Subsidiaries (excluding CFSC and CFSC's Subsidiaries) of such accounts receivable.

"CDS Cap" means, as of any date, a rate per annum determined in accordance with Schedule II attached hereto.

"CDS Floor" means, as of any date, a rate per annum determined in accordance with Schedule II attached hereto.

"CFC Event of Default" means an Event of Default with respect to CFC.

"CFSC Consolidated Debt" means, for any period of determination, the aggregate Debt of CFSC and its Subsidiaries determined on a consolidated basis for such period. The calculation of CSFC Consolidated Debt shall exclude any non-recourse secured borrowings related to the securitization of accounts receivable which have been legally sold to a bankruptcy remote special purpose vehicle. For purposes of this definition, retained interest in a securitization is not considered "recourse".

"CFSC Event of Default" means an Event of Default with respect to CFSC.

"CFSC Guaranty" means the guaranty by CFSC of the obligations of (a) CIF under this Agreement and the Local Currency Addendum and (b) CFC under this Agreement and the Japan Local Currency Addendum, which guaranty is contained in Article IX.

"CFSC Purchase Claims" means the outstanding liens on or claims against or in respect of any of the accounts receivable of CFSC or any of its Subsidiaries arising out of the sale or securitization by CFSC or any such Subsidiaries of such accounts receivable.

"CGMI" means Citigroup Global Markets Inc.

"Change of Control" means (a) with respect to CFSC, that Caterpillar shall cease to own free and clear of all liens, claims, security interests or other encumbrances, 100% of the outstanding shares of voting stock of CFSC on a fully diluted basis, (b) with respect to CIF, that CFSC shall cease to own, free and clear of all liens, claims, security interests or other encumbrances, directly or indirectly through a wholly-owned Subsidiary of CFSC, 100% of the outstanding shares of voting stock of CIF on a fully diluted basis and (c) with respect to CFC, that either (i) CFSC and Caterpillar, in the aggregate, shall cease to own, free and clear of all liens, claims, security interests or other encumbrances, directly or indirectly through one or more Subsidiaries of CFSC or Caterpillar, 90% or more of the outstanding shares of voting of stock of CFC on a fully diluted basis or (ii) CFSC shall cease to own, free and clear of all liens, claims, security interests or other encumbrances, directly or indirectly through one or more of its Subsidiaries, 80% or more of the outstanding shares of voting stock of CFC on a fully diluted basis.

"CIF Event of Default" means an Event of Default with respect to CIF.

"Closing Date" means September 13, 2012.

"Co-Syndication Agents" means Bank of America and JPMorgan.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

"Commitment" means, for each Bank, the obligation of such Bank to make (a) Revolving Credit Advances, (b) if it is a Local Currency Bank, Local Currency Advances and (c) if it is a Japan Local Currency Bank, Japan Local Currency Advances, in an aggregate amount not to exceed the amount set forth opposite such Bank's name under the "Commitment" heading on Schedule I hereto, or on the signature page of the Assignment and Acceptance or

Assumption and Acceptance by which it became a Bank hereunder, as such amount may be increased or reduced pursuant to the terms of this Agreement.

"Commitment Fee" has the meaning specified in Section 2.04(a).

"Commitment Fee Rate" has the meaning specified in Section 2.04(a).

"Communications" means each notice, demand, communication, information, document and other material provided for hereunder or under the Local Currency Addendum or the Japan Local Currency Addendum or otherwise transmitted between the parties hereto relating to this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, any Borrower or its Affiliates, or the transactions contemplated by this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, including, without limitation, all Approved Electronic Communications.

"Consolidated Net Tangible Assets" means as of any particular time, for any Borrower, the aggregate amount of assets after deducting therefrom (a) all current liabilities, (b) any current liability which has been reclassified as a long‑term liability because such liability by its terms is extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (c) all goodwill, excess of cost over assets acquired, patents, copyrights, trademarks, trade names, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of such Borrower and its Subsidiaries prepared in accordance with generally accepted accounting principles.

"Consolidated Net Worth" means as at any date, (i) for Caterpillar, the consolidated stockholders' equity (including preferred stock but excluding "Pension and other post-retirement benefits" that are reflected in "Accumulated Other Comprehensive Income (loss)") of Caterpillar at such date, and (ii) for CFSC, the stockholders' equity (including preferred stock but excluding "Accumulated Other Comprehensive Income" and non-controlling interests as defined in accordance with generally accepted accounting principles) of CFSC on such date.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Convert", "Conversion", and "Converted" each refer to a conversion of Advances of one Type into Advances of another Type pursuant to Section 2.03(a), 2.10, or 2.15(a).

"Credit Rating" means, at any time, with respect to Caterpillar or CFSC, the credit rating on such Borrower's long-term senior unsecured debt then most recently publicly announced by either Moody's or S&P, and "Credit Ratings" means with respect to each such Borrower, such credit ratings from both Moody's and S&P. In the case of each of CFC and CIF,

"Credit Rating" and "Credit Ratings" mean, at any time, the Credit Rating and Credit Ratings of CFSC at such time, as determined pursuant to the preceding sentence.

"Current Termination Date" means, with respect to any Bank at any time, September 12, 2013 or such later date to which the "Current Termination Date" shall then have been extended with the consent of such Bank pursuant to Section 2.16.

"Debt" means (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations to pay the deferred purchase price of property or services, (iv) obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, (v) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above, and (vi) liabilities in respect of unfunded vested benefits under Plans covered by Title IV of ERISA; provided, however, for purposes of Sections 5.03(a) and (b) and 5.04 (a) only, clause (vi) above shall include only those liabilities of the applicable Borrower and all ERISA Affiliates for such Borrower's then current fiscal year (and, if such liabilities are still outstanding, for prior fiscal years) to (a) all single employer plans (as defined in Section 4001(a)(15) of ERISA) to meet the minimum funding standard requirements of Section 412(a) of the Code (without regard to any waiver under Section 412(c) of the Code) and (b) all multiemployer plans (as defined in Section 4001(a)(3) of ERISA) for all required contributions and payments.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, examinership or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Defaulting Bank" means, at any time, subject to Section 2.18(d), (i) any Bank that has failed for two or more consecutive Business Days to comply with its obligations under this Agreement to make available its ratable portion of a Borrowing (each, a "funding obligation"), unless such Bank has notified the Agent and a Borrower in writing that such failure is the result of such Bank's determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing), (ii) any Bank that has notified the Agent or a Borrower in writing, or has stated publicly, that it does not intend to comply with its funding obligations hereunder, unless such writing or statement states that such position is based on such Bank's determination that one or more conditions precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (iii) any Bank that has, for three or more Business Days after written request of the Agent or a Borrower, failed to confirm in writing to the Agent and the Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Bank shall cease to be a Defaulting Bank pursuant to this clause (iii) upon the Agent's and the Borrowers' receipt of such written confirmation), or (iv) any Bank with respect to which a Bank Insolvency Event has occurred and is continuing with respect to such Bank or its Parent

Company; provided that a Bank shall not be a Defaulting Bank solely by virtue of the ownership or acquisition of any equity interest in such Bank or its Parent Company by a Governmental Authority or an instrumentality thereof. Any determination by the Agent that a Bank is a Defaulting Bank under any of clauses (i) through (iv) above will be conclusive and binding absent manifest error, and such Bank will be deemed to be a Defaulting Bank (subject to Section 2.18(d)) upon notification of such determination by the Agent to the Borrowers and the Banks. The Agent will promptly send to all parties hereto a copy of any notice to the Borrowers provided for in this definition.

"Dollar Amount" means, for any currency at any date (i) the amount of such currency if such currency is Dollars or (ii) the Equivalent Amount of Dollars if such currency is any currency other than Dollars.

"Dollars" and the sign "$" each means lawful money of the United States of America.

"Domestic Lending Office" means, with respect to any Bank, the office of such Bank specified as its "Domestic Lending Office" on its respective signature page hereto or such other office of such Bank as such Bank may from time to time specify to the Borrowers and the Agent.

"Eligible Currency" means any currency other than Dollars with respect to which the Agent or a Borrower has not given notice in accordance with Section 2.15(a) and that is readily available, freely traded, in which deposits are customarily offered to banks in the London interbank market, convertible into Dollars in the international interbank market, available to the Banks in such market and as to which an Equivalent Amount may be readily calculated. If, after the designation by the Banks of any currency as an Agreed Currency or Local Currency:

(i) currency control or other exchange regulations are imposed in the country or jurisdiction in which such currency is issued with the result that different types of such currency are introduced, or such currency is, in the determination of the Agent, no longer readily available or freely traded, then the Agent shall promptly notify the Banks and the Borrowers, and such currency shall no longer be an Agreed Currency or Local Currency until such time as the Disqualifying Event no longer exists, and the Borrowers shall be permitted to repay all Advances in such currency in Dollars;

(ii) in the determination of the Agent, in consultation with the Reference Banks, an Equivalent Amount with respect to such currency is not readily calculable, then the Agent shall promptly notify the Banks and the Borrowers, and such currency shall no longer be an Agreed Currency or Local Currency until such time as the Disqualifying Event no longer exists; or

(iii) each of the Disqualifying Events described in clauses (i) and (ii) above exist, then the Borrowers shall repay all Advances in such currency to which the Disqualifying Events apply within fifteen (15) Business Days of receipt of such notice from the Agent.

Each of the events described in clauses (i) and (ii) above shall be referred to herein as a "Disqualifying Event".

"Eligible Financial Institution" means, as of the date of any assignment as contemplated in Section 8.07(a)(i), a commercial bank or financial institution (i) with a credit rating on its long-term senior unsecured debt of either (a) "AA-" or better from S&P or (b) "Aa3" or better from Moody's; and (ii) having shareholders' equity of not less than $5,000,000,000.

"Equivalent Amount" means, for any currency with respect to any amount of Dollars at any date, the equivalent in such currency of such amount of Dollars, calculated on the basis of the arithmetic mean of the buy and sell spot rates of exchange of the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, in the London interbank market (or other market where the Agent's or the Local Currency Agent's, as applicable, foreign exchange operations in respect of such currency are then being conducted) or, in the case of Japanese Yen, in the Tokyo interbank market for such other currency at or about 11:00 a.m. (local time applicable to the transaction in question) two (2) Business Days prior to the date on which such amount is to be determined (provided that if an Equivalent Amount is being determined with respect to (x) the making of a Local Currency Advance in Pounds Sterling or Euro, such amount shall be determined at or about 11:00 a.m. (London time) on the date of such Local Currency Advance or (y) the making of a Japan Local Currency Advance on a same-day basis, such amount shall be determined at or about 11:00 a.m. (Tokyo time) on the date of such Japan Local Currency Advance), rounded up to the nearest amount of such currency as determined by the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, from time to time; provided, however, that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Agent or the Local Currency Agent (or the Japan Local Currency Agent, if applicable) may use any reasonable method it deems appropriate (after consultation with the Borrowers) to determine such amount, and such determination shall be conclusive, absent manifest error.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

"ERISA Affiliate" means each trade or business (whether or not incorporated) which, together with a Borrower or a Subsidiary of such Borrower, would be deemed to be a "single employer" within the meaning of Section 4001 of ERISA.

"ERISA Termination Event" means (i) a "Reportable Event" described in Section 4043 of ERISA and the regulations issued thereunder (other than a "Reportable Event" not subject to the provision for 30-day notice to the PBGC under such regulations), or (ii) the withdrawal of a Borrower or any of its ERISA Affiliates from a "single employer" Plan during a plan year in which it was a "substantial employer", both of such terms as defined in Section 4001(a) of ERISA, or (iii) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA, or (iv) the institution of proceedings to terminate a Plan by the PBGC or (v) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or (vi) the partial or complete withdrawal of a Borrower or any

ERISA Affiliate of such Borrower from a "multiemployer plan" as defined in Section 4001(a) of ERISA.

"Euro" means the Euro referred to in the Council Regulation E.C. No. 1103/97 dated 17 June 1997 passed by the Council of the European Union, or, if different, the then lawful currency of the member states of the European Union that participate in the third stage of the Economic and Monetary Union.

"Eurocurrency Base Rate" means, with respect to a Eurocurrency Rate Advance for the relevant Interest Period:

(a)   for any Eurocurrency Rate Advance in any Agreed Currency other than Euro: the applicable British Bankers' Association Interest Settlement Rate for deposits in the Agreed Currency appearing on Reuters Screen LIBOR01 Page (or other applicable Screen for such Agreed Currency) as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period (or on the first day of such Interest Period, in the case of a Same Day Local Currency Advance or any Local Currency Advance made in Pounds Sterling), and having a maturity equal to such Interest Period; provided, that (i) if Reuters Screen LIBOR01 Page is not available to the Agent for any reason, the applicable Eurocurrency Base Rate for the relevant Interest Period shall instead be the applicable British Bankers' Association Interest Settlement Rate for deposits in the Agreed Currency as reported by any other generally recognized financial information service as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period (or on the first day of such Interest Period, in the case of a Same Day Local Currency Advance or any Local Currency Advance made in Pounds Sterling), and having a maturity equal to such Interest Period, and (ii) if no such British Bankers' Association Interest Settlement Rate is available to the Agent, the applicable Eurocurrency Base Rate for the relevant Interest Period shall instead be the rate determined by the Agent as the arithmetic average (rounded upward, if necessary, to an integral multiple of 1/16 of 1%) of the rates per annum reported to the Agent by each Reference Bank as the rate at which such Reference Bank offers to place deposits in the Agreed Currency with leading banks in the London interbank market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period (or on the first day of such Interest Period, in the case of a Same Day Local Currency Advance or any Local Currency Advance made in Pounds Sterling), in the approximate amount of such Reference Bank's relevant Eurocurrency Rate Advance and having a maturity equal to such Interest Period. If any Reference Bank fails to provide such quotation to the Agent, then the Agent shall determine the Eurocurrency Base Rate on the basis of the quotations from the remaining Reference Banks; and

(b)   for any Eurocurrency Rate Advance in Euro: the interest rate per annum equal to the rate determined by the Agent to be the rate at which deposits in Euro appear on Reuters Screen EURIBOR01 (or any successor page) as of 11:00 a.m. (Brussels time), on the date that is two (2) TARGET Settlement Days preceding the first day of such Interest Period (or on the first day of such Interest Period, in the case of a Same Day Local Currency Advance); provided, that if such rate does not appear on Reuters Screen EURIBOR01 (or any successor page), then an interest rate per annum equal to the arithmetic average (rounded upwards to the nearest .01%) determined by the Agent or the Local Currency Agent, as applicable, of the rates per annum reported to the Agent or the Local Currency Agent, as applicable, by each Reference Bank as the rate at which deposits in Euro are offered by such Reference Bank at approximately 11:00 a.m. (Brussels time), on the day that is two (2) TARGET Settlement Days preceding the first day of such Interest Period (or on the first day of such Interest Period, in the case of a Same Day Local Currency Advance) to other leading banks in the euro-zone interbank market. For purposes of this Agreement, "TARGET Settlement Day" means any Business Day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Any Eurocurrency Base Rate determined on the basis of the rate displayed on a Reuters Screen in accordance with the foregoing provisions of this subparagraph shall be subject to corrections, if any, made in such rate and displayed by the Reuters Service within one hour of the time when such rate is first displayed by such service.

"Eurocurrency Lending Office" means, with respect to any Bank, the office of such Bank specified as its "Eurocurrency Lending Office" on its respective signature page hereto (or, if no such office is specified, its Domestic Lending Office), or such other office of such Bank as such Bank may from time to time specify to the Borrowers and the Agent. A Bank may specify different offices for its Advances denominated in Dollars and its Advances denominated in other Agreed Currencies, respectively, and the term "Eurocurrency Lending Office" shall refer to any or all such offices, collectively, as the context may require when used in respect of such Bank.

"Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Eurocurrency Rate" means, with respect to (a) a Revolving Credit Advance or a Term Loan Advance for the relevant Interest Period, an interest rate obtained by dividing (i) the Eurocurrency Base Rate applicable to such Interest Period by (ii) a percentage equal to 100% minus the Eurocurrency Rate Reserve Percentage, such Eurocurrency Rate to be adjusted automatically on and as of the effective date of any change in the Eurocurrency Rate Reserve Percentage and (b) a Local Currency Advance, for the relevant Interest Period, an interest rate equal to the sum of (i) the Eurocurrency Base Rate applicable to such period plus (ii) the Associated Cost Rate, as provided in the Local Currency Addendum.

"Eurocurrency Rate Advance" means a Revolving Credit Advance or a Term Loan Advance denominated in Dollars or in an Agreed Currency which bears interest as provided in Section 2.07(b) or a Local Currency Advance which bears interest as provided in Section 2.07(b) and the Local Currency Addendum.

"Eurocurrency Rate Reserve Percentage" means, for any date, that percentage (expressed as a decimal) which is in effect on such date, as prescribed by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion dollars in respect of Eurocurrency Liabilities having a term equal to the applicable Interest Period (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Eurocurrency Rate Advances is determined or any category of extensions of credit or other assets which includes loans by a non‑United States office of any bank to United States residents).

"Events of Default" has the meaning specified in Section 6.01.

"Extended Termination Date" has the meaning specified in Section 2.16(c).

"Extension Confirmation Date" has the meaning specified in Section 2.16(b).

"Extension Confirmation Notice" has the meaning specified in Section 2.16(b).

"Extension Request" has the meaning specified in Section 2.16(a).

"Facility Termination Date" means the earlier to occur of (i) the Current Termination Date then in effect, or, if the Term Loan Election has been exercised, the Term Loan Repayment Date, and (ii) the date of termination in whole of the Commitments pursuant to Section 2.05(a) or 6.01.

"Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

"Governmental Authority" means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government (including any supra-national bodies such as the European Union or the European Central Bank).

"Information Memorandum" means the Confidential Information Memorandum dated July 2012 in the form approved by the Borrowers concerning the Borrowers and their Subsidiaries which, at the Borrowers' request and on their behalf, was prepared in relation to the transactions contemplated by this Agreement and distributed by the Arranger to selected financial institutions before the date of this Agreement.

"Insignificant Subsidiary" means, on any date, any Subsidiary of Caterpillar or CFSC whose aggregate asset value, as reasonably calculated by Caterpillar in accordance with generally accepted accounting principles, is at less than or equal to $50,000,000 on such date.

"Interest Expense" means, for any period of determination, all interest (without duplication), whether paid in cash or accrued as a liability, attributable to CFSC Consolidated Debt (including imputed interest on any capital lease of CFSC or its Subsidiaries) in accordance with generally accepted accounting principles.

"Interest Period" means, for each Advance comprising part of the same Borrowing, the period commencing on the date of such Advance, or the date of the Conversion, continuation or Redenomination, as applicable, of such Advance, and ending on the last day of the period selected by a Borrower pursuant to the provisions below. The duration of each such Interest Period shall be (a) in the case of a Base Rate Advance or a Japan Base Rate Advance, 30 days and (b) in the case of a Eurocurrency Rate Advance or a TIBO Rate Advance, 1, 2, 3 or 6 months, in each case as a Borrower may, in the Notice of Borrowing requesting such Advance, select; provided, however, that:

(i) the duration of any Interest Period which would otherwise end after the Revolving Credit Termination Date, or, in the case of a Term Loan Advance, the Term Loan Repayment Date, shall end on the Revolving Credit Termination Date, or, in the case of a Term Loan Advance, the Term Loan Repayment Date;

(ii) Interest Periods commencing on the same date for Advances comprising part of the same Borrowing shall be of the same duration; and

(iii) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, in the case of any Interest Period for a Eurocurrency Rate Advance or a TIBO Rate Advance, that if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.

"Japan Base Rate" means, for any Interest Period or any other period, a fluctuating interest rate per annum equal to the rate of interest announced publicly by BTMU in Tokyo, Japan, from time to time, as BTMU's short-term base rate.

"Japan Base Rate Advance" means a Japan Local Currency Advance which bears interest as provided in Section 2.07(a).

"Japan Local Currency Addendum" means the local currency addendum dated as of the date hereof among CFC, CFSC, the Japan Local Currency Banks named therein, the Japan Local Currency Agent and the Agent, substantially in the form of Exhibit G-2.

"Japan Local Currency Advance" means any Advance in Japanese Yen, made to CFC pursuant to Sections 2.03C and 2.03D and the Japan Local Currency Addendum.

"Japan Local Currency Agent" means BTMU, as agent under the Japan Local Currency Addendum, or any successor agent under the Japan Local Currency Addendum.

"Japan Local Currency Bank" means each Bank (or any Affiliate, branch or agency thereof) party to the Japan Local Currency Addendum. In the event any agency, branch or Affiliate of a Bank shall be party to the Japan Local Currency Addendum, such agency, branch or Affiliate shall, to the extent of any commitment extended and any Advances made by it, have all the rights of such Bank hereunder; provided, however, that, except as otherwise expressly provided herein, such Bank shall continue, to the exclusion of such agency or Affiliate, to have all the voting and consensual rights vested in it by the terms hereof.

"Japan Local Currency Borrowing" means a borrowing comprised of simultaneous Japan Local Currency Advances made to CFC by each of the Japan Local Currency Banks pursuant to Sections 2.03C and 2.03D and the Japan Local Currency Addendum.

"Japan Local Currency Commitment" has the meaning specified in Section 2.03C(a).

"Japanese Yen" means the lawful currency of Japan.

"Joint Fee Letter" means the Joint Fee Letter, dated July 13, 2012, among the Borrowers, Citibank, Bank of America, JPMorgan, and the Arrangers.

"JPMorgan" means JPMorgan Chase Bank, N.A.

"Leverage Ratio" has the meaning specified in Section 5.04(a).

"Local Currency" means (i) only so long as such currency remains an Eligible Currency, Pounds Sterling, Swiss Francs or Euro and (ii) any other Agreed Currency which CIF requests the applicable Local Currency Banks to include as a Local Currency hereunder and which is reasonably acceptable to each such Local Currency Bank.

"Local Currency Addendum" means the local currency addendum dated as of the date hereof among CIF, CFSC, the Local Currency Banks named therein, the Local Currency Agent and the Agent, substantially in the form of Exhibit G-1.

"Local Currency Advance" means any Advance in a Local Currency, made to CIF pursuant to Sections 2.03A and 2.03B and the Local Currency Addendum.

"Local Currency Agent" means Citibank International plc, as agent under the Local Currency Addendum, or any successor agent under the Local Currency Addendum.

"Local Currency Bank" means each Bank (or any affiliate, branch or agency thereof) party to the Local Currency Addendum. In the event any agency, branch or affiliate of a Bank shall be party to the Local Currency Addendum, such agency, branch or affiliate shall, to the extent of any commitment extended and any Advances made by it, have all the rights of such Bank hereunder; provided, however, that, except as otherwise expressly provided herein, such Bank shall continue to the exclusion of such agency or Affiliate to have all the voting and consensual rights vested in it by the terms hereof.

"Local Currency Borrowing" means a borrowing comprised of simultaneous Local Currency Advances made to CIF by each of the Local Currency Banks pursuant to Sections 2.03A and 2.03B and the Local Currency Addendum.

"Local Currency Commitment" has the meaning specified in Section 2.03A(a).

"Majority Banks" means at any time Banks holding more than 50% of the Commitments, or if the Commitments have been terminated, Banks holding more than 50% of the then aggregate unpaid principal amount of the Advances.

"Majority Japan Local Currency Banks" means Japan Local Currency Banks holding more than 50% of the Japan Local Currency Commitments.

"Majority Local Currency Banks" means Local Currency Banks holding more than 50% of the Local Currency Commitments.

"Margin Stock" has the meaning set forth in Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Market Rate Spread" means, for any Advance for any Interest Period, the rate per annum equal to the one-year credit default swap mid-rate spread of (a) Caterpillar in the case of any Advance made to Caterpillar or (b) CFSC in the case of any Advance made to CFSC, CIF or CFC, as provided by the Quotation Agency for the one-year period beginning on the Rate Set Date (as defined below), appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "Rate Set Date"); provided, that (a) at all times prior to the Term Loan Effective Date, the Market Rate Spread shall in no event be (x) less than the CDS Floor or (y) greater than the CDS Cap and (b) on and after the Term Loan Effective Date, the Market Rate Spread shall equal the CDS Cap; provided, further, that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the CDS Cap.

"Moody's" means Moody's Investors Service, Inc. or any successor thereto, and if Moody's ceases to issue ratings of the type described herein with respect to the Borrowers, then the Borrowers and the Agent, with the consent of the Majority Banks, shall agree upon a mutually acceptable replacement debt rating agency and shall further agree, upon determination of such replacement agency, to determine appropriate equivalent ratings levels to replace those contained herein.

"Net Gain/(Loss) From Interest Rate Derivatives" has the meaning as reflected in the financial caption Other income(expense), in CFSC's Consolidated Statement of Profit as compiled under generally accepted accounting principles.

"Non-Defaulting Bank" means, at any time, a Bank that is not a Defaulting Bank.

"Non-Same Day Local Currency Advances" means Local Currency Advances other than Same Day Local Currency Advances.

"Note" has the meaning specified in Section 2.02(f).

"Notice of Allocation" has the meaning specified in Section 2.01(b).

"Notice of Borrowing" means a Notice of Local Currency Borrowing, a Notice of Japan Local Currency Borrowing or a Notice of Revolving Credit Borrowing, as applicable.

"Notice of Japan Local Currency Borrowing" has the meaning specified in Section 2.03D (a).

"Notice of Local Currency Borrowing" has the meaning specified in Section 2.03B(a).

"Notice of Revolving Credit Borrowing" has the meaning specified in Section 2.02(a).

"Other Credit Agreements" means (a) that certain Credit Agreement (Five-Year Facility), dated as of September 15, 2011, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, and (b) that certain Credit Agreement (4-Year Facility), dated as of September 16, 2010, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Parent Company" means, with respect to a Bank, the bank holding company (as defined in Federal Reserve Board Regulation Y), if any, of such Bank and/or any Person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Bank.

"Payment Office" means (a) with respect to Advances other than Local Currency Advances and Japan Local Currency Advances, (i) for Dollars, the principal office of Citibank in New York City, located on the date hereof at 399 Park Avenue, New York, New York 10043, (ii) for any other Agreed Currency, the office of Citibank located on the date hereof at 1615 Brett Road, Building No. 3, New Castle, Delaware 19720; (b) with respect to Local Currency Advances, the office of the Local Currency Agent set forth in the Local Currency Addendum; and (c) with respect to any Japan Local Currency Advance, the office of the Japan Local Currency Agent set forth in the Japan Local Currency Addendum, or in any case, such other office of the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, as shall be from time to time selected by it by written notice to the Borrowers and the Banks.

"PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"Person" means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

"Plan" means any multiemployer plan or single employer plan, as defined in Section 4001 and subject to Title IV of ERISA, which is maintained, or at any time during the five calendar years preceding the date of this Agreement was maintained, for employees of a Borrower or a Subsidiary of such Borrower or an ERISA Affiliate.

"Pounds Sterling" means the lawful currency of the United Kingdom.

"Prior Agreement" means that certain Credit Agreement (364-Day Facility), dated as of September 15, 2011, among Caterpillar, CFSC, CFC and CIF, as borrowers, the financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such financial institutions.

"Purchase Claims" means Caterpillar Purchase Claims or CFSC Purchase Claims, or both, as applicable.

"Quotation Agency" means Markit Group Limited or any successor thereto.

"Redenominate," "Redenomination" and "Redenominated" each refer to the redenomination of Term Loan Advances comprising all or part of the same Borrowing from an Agreed Currency to Dollars or from Dollars to another Agreed Currency, or the continuation of such Advances in the same Agreed Currency, in each case pursuant to Section 2.03(b), 2.10 or 2.15.

"Reference Banks" means Citibank, Bank of America and JPMorgan.

"Register" has the meaning specified in Section 8.07(c).

"Related Parties" means, with respect to any Person, such Person's Affiliates and such Person's and such Person's Affiliates' respective managers, administrators, members, trustees, partners, directors, officers, employees, agents, fund managers and advisors.

"Restricting Information" means material non-public information with respect to any of the Borrowers or their securities.

"Revolving Credit Advance" means an advance by a Bank to a Borrower as part of a Revolving Credit Borrowing and refers to a Base Rate Advance or a Eurocurrency Rate Advance, each of which shall be a "Type" of Advance.

"Revolving Credit Borrowing" means a borrowing consisting of simultaneous Revolving Credit Advances of the same Type made to a Borrower by each of the Banks pursuant to Section 2.01.

"Revolving Credit Commitment" means, for each Bank, the obligation of such Bank to make Revolving Credit Advances and, if such Bank is a Local Currency Bank, Non-

Same Day Local Currency Advances, in an aggregate amount not to exceed the amount set forth opposite such Bank's name under the "Revolving Credit Commitment" heading on Schedule I hereto, or on the signature page of the Assignment and Acceptance or Assumption and Acceptance by which it became a Bank hereunder, as such amount may be increased or reduced pursuant to the terms of this Agreement; provided, however, that if such Bank's Same Day Local Currency Commitment or Japan Local Currency Commitment is terminated in whole or in part without a corresponding reduction or termination of the Commitments, then such Bank's Revolving Credit Commitment shall equal the sum of (x) the amount set forth as such Bank's Revolving Credit Commitment on Schedule I to this Agreement or on such Bank's signature page to its Assignment and Acceptance or its Assumption and Acceptance, as applicable, plus (y) the amount of such Bank's terminated Same Day Local Currency Commitment or Japan Local Currency Commitment, as applicable. No such change shall result in a Bank's Revolving Credit Commitment exceeding its Commitment. For each Bank that is not a Local Currency Bank or Japan Local Currency Bank, such Bank's Revolving Credit Commitment will be equal to its Commitment. For each Bank that is Local Currency Bank or a Japan Local Currency Bank, such Bank's Revolving Credit Commitment will be equal to its Commitment minus the sum of its Same Day Local Currency Commitment and its Japan Local Currency Commitment.

"Revolving Credit Obligations" means, at any time, the aggregate outstanding Advances at such time minus the sum of the outstanding Same Day Local Advances and the outstanding Japan Local Currency Advances at such time.

"Revolving Credit Termination Date" means the earlier to occur of (i) the Current Termination Date then in effect and (ii) the date of termination in whole of the Commitments pursuant to Section 2.05(a) or 6.01.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business, or any successor thereto, and if S&P ceases to issue ratings of the type described herein with respect to the Borrowers, then the Borrowers and the Agent, with the consent of the Majority Banks, shall agree upon a mutually acceptable replacement debt rating agency and shall further agree, upon determination of such replacement agency, to determine appropriate equivalent ratings levels to replace those contained herein.

"Same Day Local Currency Advances" means any Advances under the Same Day Local Currency Subfacility.

"Same Day Local Currency Commitment" has the meaning specified in Section 2.03A (a).

"Same Day Local Currency Subfacility" means the subfacility under the Local Currency Addendum which provides for the Local Currency Banks to make Local Currency Advances available to CIF under the Local Currency Addendum on a same day notice basis in an amount outstanding at any time not to exceed the Dollar Amount of $100,000,000.

"Subsidiary" means, with respect to any Borrower, a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Borrower or by one or more other Subsidiaries, or by such Borrower and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Support Agreement" means that certain Support Agreement dated as of December 21, 1984, amended June 14, 1995, between Caterpillar and CFSC, as the same may be amended or modified in accordance with the terms of Section 5.04(c) and in effect from time to time.

"Swiss Francs" means the lawful currency of Switzerland.

"Term Loan Advance" has the meaning set forth in Section 2.17.

"Term Loan Effective Date" has the meaning specified in Section 2.17.

"Term Loan Election" has the meaning set forth in Section 2.17.

"Term Loan Election Fee" has the meaning set forth in Section 2.17.

"Term Loan Repayment Date" means, upon the exercise by the Borrowers of the Term Loan Election, the date which is one year after the Current Termination Date in effect on the date of the election of the Term Loan Election.

"TIBO Rate" means, with respect to a TIBO Rate Advance for the relevant Interest Period, the applicable Japanese Yen TIBOR interest rate displayed by the Japan Bankers' Association on Reuters Screen 58146 and 58143 as of 11:00 a.m. (Tokyo time) two (2) Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period; provided, however, that if Reuters Screen 58146 and 58143 is not available to the Japan Local Currency Agent for any reason, the applicable TIBO Rate for the relevant Interest Period shall instead be the rate determined by the Japan Local Currency Agent as the arithmetic average (rounded upward, if necessary, to an integral multiple of 1/16 of 1%) of the rates per annum (or the rate per annum, in the event there is only one Japan Local Currency Bank) reported to the Japan Local Currency Agent by each Japan Local Currency Bank as the rate at which such Japan Local Currency Bank offers to place deposits in Japanese Yen with leading banks in the Tokyo interbank market at approximately 11:00 a.m. (Tokyo time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of such Japan Local Currency Bank's relevant TIBO Rate Advance and having a maturity equal to such Interest Period.

"TIBO Rate Advance" means a Japan Local Currency Advance which bears interest at a rate based on the TIBO Rate as provided in Section 2.07(c).

"Total Commitment" means, at any time, the sum of all of the Banks' Commitments at such time.

"Total Japan Local Currency Commitment" has the meaning specified in Section 2.03C (a).

"Total Local Currency Commitment" has the meaning specified in Section 2.03A(a).

"Total Revolving Credit Commitment" means, at any time, the sum of all of the Banks' Revolving Credit Commitments at such time (which shall be an amount equal to the Total Commitment at such time minus the sum of the aggregate Dollar Amount of the Same Day Local Currency Subfacility at such time and the aggregate Dollar Amount of the Total Japan Local Currency Commitment at such time).

"Type", when used in reference to any Revolving Credit Advance, has the meaning specified in the definition of "Revolving Credit Advance", when used in reference to a Japan Local Currency Advance, refers to a Japan Base Rate Advance or a TIBO Rate Advance, and when used in reference to a Local Currency Advance, has the meaning specified in the definition of "Local Currency Advance", each of which shall be a "Type" of Advance.

"Undisclosed Administration" means the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator with respect to a Bank under the Dutch Financial Supervision Act 2007 (as amended from time to time and including any successor legislation).

"USA Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56,115 Stat. 272 (2001), as amended.

SECTION 1.02. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding".

SECTION 1.03. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in the United States consistent with those applied in the preparation of the financial statements referred to in Section 4.01(e) and all references contained herein to generally accepted accounting principles shall mean United States generally accepted accounting principles.

ARTICLE II
AMOUNTS AND TERMS OF THE ADVANCES

SECTION 2.01.   The Revolving Credit Advances; Allocation of Commitments.

(a)   Each Bank severally agrees, on the terms and conditions hereinafter set forth, to make Revolving Credit Advances in any Agreed Currency to Caterpillar and CFSC from time to time on any Business Day during the period from the Closing Date until the Revolving Credit Termination Date in a Dollar Amount not to exceed such Bank's Available Revolving Credit Commitment at such time; provided, however, that at no time shall the Dollar Amount of (i) the outstanding Advances exceed the Total Commitment, (ii) the Revolving Credit Obligations exceed the Total Revolving Credit Commitment, (iii) any Bank's Revolving Credit Advances, Local Currency Advances and Japan Local Currency Advances exceed such

Bank's Commitment, (iv) all Revolving Credit Advances to Caterpillar exceed Caterpillar's Allocation at such time, (v) all Revolving Credit Advances to CFSC plus the Dollar Amount of all Local Currency Advances and Japan Local Currency Advances exceed CFSC's Allocation at such time, (vi) any Bank's Revolving Credit Advances to Caterpillar exceed such Bank's Allocated Commitment for Caterpillar at such time, or (vii) any Bank's Revolving Credit Advances to CFSC plus such Bank's Local Currency Advances and Japan Local Currency Advances at such time exceed such Bank's Allocated Commitment for CFSC at such time. Each Revolving Credit Borrowing shall be in an aggregate Dollar Amount not less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof and shall consist of Revolving Credit Advances of the same Type and the same Agreed Currency made on the same day to the same Borrower by the Banks ratably according to their respective Available Revolving Credit Commitments. Within the limits of each Bank's Allocated Commitment to a Borrower, such Borrower may from time to time borrow, repay pursuant to Section 2.06 or prepay pursuant to Section 2.09, and reborrow under this Section 2.01.

(b)   The Borrowers will on the Closing Date and from time to time thereafter, but no more often than weekly, and subject to the limitation set forth below, allocate or re‑allocate the Total Commitment between Caterpillar and CFSC (each such Borrower's allocated portion of the Total Commitment at any time being such Borrower's "Allocation"), in such a manner that (i) the sum of the Allocations at any time shall equal the Total Commitment at such time, (ii) each Bank's Commitment allocable to Caterpillar and CFSC at any time (such Bank's "Allocated Commitment" with respect to such Borrower) shall be an amount equal to the product of such Bank's Commitment at such time multiplied by the Allocation Percentage for such Borrower at such time, and (iii) CFSC's Allocation at any time shall be in an amount equal to or greater than the sum of the Total Local Currency Commitment and the Total Japan Local Currency Commitment at such time. Each such allocation or re-allocation shall be made on notice, given not later than 10:00 A.M. (New York City time) on the date of the proposed allocation or re-allocation, by the Borrower Agent to the Agent, which shall give to each Bank prompt notice thereof by telex or telecopy. Each such notice of an allocation or re‑allocation of the Total Commitment (a "Notice of Allocation") shall be by telex or telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-4 hereto, specifying therein the requested (i) effective date of such allocation or re‑allocation of the Total Commitment, and (ii) Allocation for each Borrower. Each Borrower's Allocation, and each Bank's Allocated Commitment with respect to such Borrower, shall remain in effect (i) from the Closing Date until the first Notice of Allocation becomes effective, and (ii) thereafter, from the date that the most recent Notice of Allocation became effective until the next subsequent Notice of Allocation becomes effective.

(c)   The Borrowers and the Agent shall furnish to the Japan Local Currency Agent, promptly following the making, payment or prepayment of each Revolving Credit Advance, and at any other time at the reasonable request of the Local Currency Agent or the Japan Local Currency Agent, a statement setting forth the outstanding Revolving Credit Advances.

SECTION 2.02.   Making the Revolving Credit Advances.

(a)   Each Revolving Credit Borrowing shall be made on notice, given not later than 11:00 A.M. (New York City time) on the date of the proposed Revolving Credit Borrowing (in the case of a Revolving Credit Borrowing comprised of Base Rate Advances), or not later than 11:00 A.M. (New York City time) on the third Business Day prior to the date of the proposed Revolving Credit Borrowing (in the case of a Revolving Credit Borrowing comprised of Eurocurrency Rate Advances), by a Borrower to the Agent, which shall give to each Bank prompt notice thereof by telecopy. Each such notice of a Revolving Credit Borrowing (a "Notice of Revolving Credit Borrowing") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-1 hereto, specifying therein the requested (i) Borrower, (ii) date of such Revolving Credit Borrowing, (iii) Type of Revolving Credit Advances comprising such Revolving Credit Borrowing, (iv) in the case of a proposed Borrowing of Eurocurrency Rate Advances, Agreed Currency of such Advances, (v) aggregate amount of such Revolving Credit Borrowing, (vi) Interest Period for the Revolving Credit Advances and (vii) account to which the proceeds of such Revolving Credit Borrowing shall be made available. In the case of each proposed Revolving Credit Borrowing, the Agent shall promptly notify each Bank of such Bank's ratable share of such Revolving Credit Borrowing based upon the Available Revolving Credit Commitments of the Banks, and in the case of a proposed Revolving Credit Borrowing comprised of Eurocurrency Rate Advances, the Agent shall promptly notify each Bank of the applicable interest rate under Section 2.07(b). Each Bank shall, before 1:00 p.m. (New York City time) on the date of such Revolving Credit Borrowing, make available for the account of its Applicable Lending Office to the Agent at the applicable Payment Office, in the Agreed Currency and in same day funds, such Bank's ratable portion of such Revolving Credit Borrowing. After the Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Agent will promptly make such same day funds available to the account specified by the applicable Borrower in the Notice of Revolving Credit Borrowing.

(b)   Each Notice of a Revolving Credit Borrowing shall be irrevocable and binding on the Borrower submitting such Notice. In the case of any Revolving Credit Borrowing which the related Notice of Revolving Credit Borrowing specifies is to be comprised of Eurocurrency Rate Advances, the requesting Borrower shall indemnify each Bank against any loss, cost or expense incurred by such Bank as a direct result of the failure of such Borrower, for any reason other than a default by such Bank, to borrow the requested Revolving Credit Advances on the date specified in the Notice of Revolving Credit Borrowing. Such indemnification shall include, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Bank to fund the Advance to be made by such Bank as part of such Borrowing; provided, however, that any indemnification for such losses, costs and expenses shall be limited to an amount equal to (i) the principal amount of the Advance to be made by such Bank times (ii) the number of days in the requested Interest Period, divided by 360 times (iii) the interest differential between the interest rate based on the Eurocurrency Rate which would have applied to such Advance and the rate of interest which would apply if such Borrower had requested on the date of the requested Revolving Credit Borrowing a Revolving Credit Borrowing comprised of Advances of the same Type and Agreed Currency for a period equal to the requested Interest Period. A certificate describing in reasonable detail the amount of such losses, costs and expenses, submitted to such Borrower and the Agent by such Bank, shall create a rebuttable presumption of such losses, costs or expenses.

(c)   Unless the Agent shall have received notice from a Bank prior to the time of any Revolving Credit Borrowing that such Bank will not make available to the Agent such Bank's ratable portion of such Revolving Credit Borrowing, the Agent may assume that such Bank has made such portion available to the Agent on the date of such Revolving Credit Borrowing in accordance with subsection (a) of this Section 2.02 and the Agent may, in reliance upon such assumption, make available to the applicable Borrower on such date a corresponding amount. If and to the extent that such Bank shall not have so made such ratable portion available to the Agent, such Bank and such Borrower severally agree to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to such Borrower until the date such amount is repaid to the Agent, at (i) in the case of such Borrower, the interest rate applicable at the time to Revolving Credit Advances comprising such Revolving Credit Borrowing and (ii) in the case of such Bank, the Federal Funds Rate. If such Bank shall repay to the Agent such corresponding amount, together with interest thereon as required in the immediately preceding sentence, such amount so repaid shall constitute such Bank's Revolving Credit Advance as part of such Revolving Credit Borrowing for purposes of this Agreement and such Bank shall be entitled to all rights in respect of such Revolving Credit Advance, including the right to receive interest from the date funds in connection therewith shall have been made available to such Borrower. If such Borrower shall repay to the Agent such corresponding amount, such repayment shall not relieve such Bank from its obligation to make its ratable portion of such Revolving Credit Borrowing available to such Borrower. Nothing contained herein shall impair the right of such Borrower to the performance by any Bank of such Bank's obligations hereunder. Subject to Section 2.18, in the event that any Bank shall at any time fail to make its ratable portion of any Revolving Credit Borrowing available to the Agent for disbursement to such Borrower, the Agent shall make inquiry of such Bank as to the circumstances giving rise to such failure and shall promptly advise such Borrower of the response, if any, the Agent shall have received in connection with such inquiry; provided that no failure or delay on the part of the Agent to make such inquiry shall relieve such Borrower or such Bank of its obligation to repay any amount made available by the Agent to such Borrower in anticipation of receiving such Bank's portion of such Revolving Credit Borrowing.

(d)   The failure of any Bank to make the Revolving Credit Advance to be made by it as part of any Revolving Credit Borrowing shall not relieve any other Bank of its obligation, if any, hereunder to make its Revolving Credit Advance on the date of such Revolving Credit Borrowing, but no Bank shall be responsible for the failure of any other Bank to make the Revolving Credit Advance to be made by such other Bank on the date of any Revolving Credit Borrowing. Nothing contained herein shall impair the rights and remedies of the Borrower requesting any Revolving Credit Borrowing against any Bank under applicable law as a result of such Bank's failure to make the Revolving Credit Advance to be made by it as part of such Revolving Credit Borrowing.

(e)   Any Bank may make, carry or transfer Advances at, to or for the account of, any of its branch offices or the office of an Affiliate at the Bank; provided, however, no

Affiliate of any Bank shall be deemed a party to this Agreement or shall have any rights, liability or obligation under this Agreement unless such Bank and such Affiliate shall have executed and delivered, and the Agent shall have accepted, an Assignment and Acceptance in accordance with Section 8.07, and then such Affiliate shall have rights and obligations hereunder only to the extent contemplated therein.

(f)   Each Bank shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Bank resulting from each Advance made by such Bank from time to time, including the amounts of principal and interest payable and paid to such Bank from time to time hereunder. The Agent shall also maintain accounts in which it will record (a) the amount of each Advance made hereunder, the Type thereof and the Interest Period with respect thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the applicable Borrower to each Bank hereunder and (c) the amount of any sum received by the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, hereunder from the applicable Borrower and each Bank's share thereof. Entries recorded pursuant to the foregoing shall be *prima facie* evidence of the existence and amounts of the Borrowers' obligations; provided*, however*, that the failure of the Agent or any Bank to maintain such accounts or any error therein shall not in any manner affect the obligation of the applicable Borrower to repay its obligations hereunder in accordance with their terms. Any Bank may request that its Revolving Credit Advances (or Term Loan Advances, if applicable) be evidenced by a promissory note in substantially the form of Exhibit A (a "Note"). In such event, the applicable Borrower shall prepare, execute and deliver to such Bank such Note payable to the order of such Bank. Thereafter, the Advances evidenced by such Note and interest thereon shall at all times (prior to any assignment pursuant to Section 8.07) be represented by one or more Notes payable to the order of the payee named therein, except to the extent that any such Bank subsequently returns any such Note for cancellation and requests that such Advances once again be evidenced as described above.

SECTION 2.03.   Voluntary Conversion or Continuation of Term Loan Advances.

(a)   Each Borrower may on any Business Day, upon notice given to the Agent not later than 11:00 A.M. (New York City time) on the second Business Day prior to the date of the proposed Conversion or continuation, and subject to the provisions of Section 2.10 and the provisos in this Section 2.03(a), Convert all or any part of the Term Loan Advances of one Type comprising the same Borrowing into Term Loan Advances of another Type or continue all or any part of the Term Loan Advances of one Type comprising the same Borrowing as Advances of the same Type; provided, however, that any such Conversion or continuation of any Eurocurrency Rate Advances or TIBO Rate Advances shall be made on, and only on, the last day of an Interest Period for such Eurocurrency Rate Advances or TIBO Rate Advances; and provided, further, that no Advance may be Converted into or continued as, a Eurocurrency Rate Advance or TIBO Rate Advance, at any time that an Event of Default or unmatured Event of Default has occurred and is continuing. Any such Conversion or continuation of any Advances shall be in the minimum amounts and increments specified in Section 2.01(a), Section 2.03B or Section 2.03D, as applicable. Each such notice of a Conversion or continuation shall, within the restrictions specified above, specify (i) the date of such Conversion or continuation, (ii) the Advances to be Converted or continued, (iii) in the case of a Conversion into Eurocurrency Rate Advances, the Agreed Currency of such Advances, and (iv) the Interest Period for the Advances.

(b)   Each Borrower may, upon notice given to the Agent not later than 11:00 a.m. (New York City time) on a Business Day at least three (3) Business Days prior to the date of the proposed Redenomination, and subject to the provisions of Section 2.10 and the provisos in this Section 2.03(b), request that at any time all or any part of the Term Loan Advances comprising the same Borrowing be Redenominated from an Agreed Currency to Dollars or from Dollars to another Agreed Currency; provided, however, that any Redenomination shall be made on, and only on, the last day of an Interest Period for such Advances; provided, further, that any such Redenomination of Advances shall be in the minimum amounts and increments specified in Section 2.01(a), Section 2.03B or Section 2.03D, as applicable; and provided, further, that no Advance may be Redenominated at any time that an Event of Default or unmatured Event of Default has occurred and is continuing. Each such notice of request of a Redenomination (a "Notice of Redenomination") shall be by telecopy, confirmed immediately in writing, specifying (i) the Advances comprising the Borrowing to be Redenominated, (ii) the date of the proposed Redenomination, (iii) the currency into which such Advances are to be Redenominated, and (iv) the Interest Period for such Advances upon being so Redenominated. Subject to the provisions of Section 2.10 and of the second proviso in this Section 2.03(b), each Advance so requested to be Redenominated will be Redenominated, on the date specified therefor in such Notice of Redenomination, into an equivalent amount thereof in the Agreed Currency requested in such Notice of Redenomination, such equivalent amount to be determined on such date in accordance with Section 2.15(b), and, upon being so Redenominated, will have an initial Interest Period as requested in such notice of Redenomination. No Revolving Credit Advance or Term Loan Advance that is not a Japan Local Currency Advance may be Converted at any time into a Japan Local Currency Advance, and no Japan Local Currency Advance may be Converted at any time into a Revolving Credit Advance or a Term Loan Advance that is not a Japan Local Currency Advance. No Revolving Credit Advance or Term Loan Advance that is not a Local Currency Advance may be Converted at any time into a Local Currency Advance, and no Local Currency Advance may be Converted at any time into a Revolving Credit Advance or a Term Loan Advance that is not a Local Currency Advance.

(c)   If a Borrower shall fail to select the duration of any Interest Period for any Eurocurrency Rate Advances or TIBO Rate Advances in accordance with the provisions contained in the definition of "Interest Period" in Section 1.01 and the provisions of this Section 2.03, or is not entitled to Convert, Redenominate or continue such Advances into or as Eurocurrency Rate Advances or TIBO Rate Advances pursuant to Section 2.03 or Section 2.10, the Agent will forthwith so notify the Borrower and the Banks and such Advances will automatically, on the last day of the then existing Interest Period therefor, Convert into Base Rate Advances or Japan Base Rate Advances, as applicable.

SECTION 2.03A.   Terms of Local Currency Facility.

(a)   The Local Currency Addendum sets forth (i) the maximum amount (expressed in Dollar Amount) available to be borrowed from all Local Currency Banks under the Local Currency Addendum (the "Total Local Currency Commitment"), which shall not exceed $100,000,000, (ii) with respect to each Local Currency Bank, the maximum amount (expressed in Dollar Amount) available to be borrowed from such Local Currency Bank thereunder (such Bank's "<u>Local Currency Commitment</u>"), and (iii) with respect to each Local Currency Bank, the maximum amount (expressed in Dollar Amount) available to be borrowed from such Local Currency Bank under the Same Day Local Currency Subfacility (such Bank's "<u>Same Day Local Currency Commitment</u>"). In no event shall a Local Currency Bank's Local Currency Commitment (or, if such Local Currency Bank is also a Japan Local Currency Bank, the sum of its Local Currency Commitment and its Japan Local Currency Commitment) at any time exceed such Bank's Commitment.

(b)   No Local Currency Advance may be made if the Dollar Amount of (i) outstanding Local Currency Advances would exceed the Total Local Currency Commitment, (ii) any Local Currency Bank's Local Currency Advances would exceed its Local Currency Commitment, (iii) the outstanding Advances would exceed the Total Commitment, (iv) the Revolving Credit Obligations would exceed the Total Revolving Credit Commitment, (v) any Bank's Revolving Credit Advances, Local Currency Advances and Japan Local Currency Advances would exceed such Bank's Commitment, (vi) all Revolving Credit Advances to CFSC <u>plus</u> the Dollar Amount of all Local Currency Advances and Japan Local Currency Advances would exceed CFSC's Allocation at such time, (vii) any Bank's Revolving Credit Advances to CFSC <u>plus</u> such Bank's Local Currency Advances and Japan Local Currency Advances at such time would exceed such Bank's Allocated Commitment for CFSC at such time, or (viii) the outstanding Same Day Local Currency Advances would exceed the Dollar Amount of the Same Day Local Currency Subfacility.

(c)   CIF and the Local Currency Agent shall furnish to the Agent, promptly following the making, payment or prepayment of each Local Currency Advance, and at any other time at the reasonable request of the Agent, a statement setting forth the outstanding Local Currency Advances made under the Local Currency Addendum, which statement shall also indicate the amount of the Local Currency Advances that are Same Day Local Currency Advances.

(d)   CIF and the Local Currency Agent shall furnish to the Agent copies of any amendment, supplement or other modification to the terms of any Local Currency Addendum promptly after the effectiveness thereof.

(e)   CFSC and CIF may terminate the Local Currency Addendum in their sole discretion if there are not any Advances outstanding thereunder, by written notice to the Agent, the Local Currency Agent and the Local Currency Banks, which notice shall be executed by CFSC, CIF and, if such consent is required, each Local Currency Bank.

SECTION 2.03B.   <u>Making the Local Currency Advances</u>. (a) Each Local Currency Borrowing shall be made on a Business Day upon notice given by CIF to the Local Currency Agent, with a copy to the Agent, such notice to be given at the time specified in the Local Currency Addendum. Each Local Currency Borrowing shall be in an aggregate Dollar Amount not less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof and shall consist of Local Currency Advances of the same Local Currency made on the same day to CIF by the Local Currency Banks ratably according to their respective Local Currency

Commitments. The Local Currency Agent shall give each Local Currency Bank prompt notice thereof by telecopy. Each such notice of a Local Currency Borrowing (a "Notice of Local Currency Borrowing") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-2 hereto, specifying therein the requested (i) date of such Borrowing, (ii) Local Currency of such Borrowing, (iii) Interest Period for such Borrowing and (iv) aggregate amount of such Borrowing.

(b)   Subject to any alternative procedures set forth in the Local Currency Addendum, each Local Currency Bank, for the account of its Applicable Lending Office, shall make such Local Currency Bank's ratable portion of such Local Currency Borrowing on the proposed date thereof by wire transfer of immediately available funds to the Local Currency Agent by the time specified in the Local Currency Addendum or Notice of Local Currency Borrowing, and the Local Currency Agent shall make such funds available to CIF at the applicable Payment Office.

(c)   Each Notice of Local Currency Borrowing shall be irrevocable and binding on CFSC and CIF. CFSC and CIF, jointly and severally, shall indemnify each Local Currency Bank against any loss, cost or expense reasonably incurred by such Local Currency Bank as a result of any failure to fulfill on or before the date specified in such Notice of Local Currency Borrowing for such Local Currency Borrowing the applicable conditions set forth in Article III, including, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Local Currency Bank to fund the Local Currency Advance to be made by such Local Currency Bank as part of such Local Currency Borrowing when such Local Currency Advance, as a result of such failure, is not made on such date.

(d)   Unless the Local Currency Agent shall have received notice from a Local Currency Bank prior to the time of any Local Currency Borrowing that such Local Currency Bank will not make available to the Local Currency Agent such Local Currency Bank's ratable portion of such Local Currency Borrowing, the Local Currency Agent may assume that such Local Currency Bank has made such portion available to it on the date of such Local Currency Borrowing in accordance with subsection (b) of this Section 2.03B and it may, in reliance upon such assumption, make (but shall not be required to make) available to CIF on such date a corresponding amount. If and to the extent that such Local Currency Bank shall not have so made such ratable portion available to the Local Currency Agent, such Local Currency Bank and CIF severally agree to repay to the Local Currency Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to CIF until the date such amount is repaid to the Local Currency Agent at (i) in the case of CIF, the interest rate applicable at the time to Local Currency Advances comprising such Local Currency Borrowing and (ii) in the case of such Local Currency Bank, the Federal Funds Rate or the Local Currency Agent's overdraft cost, if higher. If such Local Currency Bank shall repay to the Local Currency Agent such corresponding amount, such amount so repaid shall constitute such Local Currency Bank's Local Currency Advance as part of such Local Currency Borrowing for purposes of this Agreement.

(e)   The failure of any Local Currency Bank to make the Local Currency Advance to be made by it as part of any Local Currency Borrowing shall not relieve any other

Local Currency Bank of its obligation hereunder to make its Local Currency Advance on the date of such Local Currency Borrowing, but no Local Currency Bank shall be responsible for the failure of any other Local Currency Bank to make the Local Currency Advance to be made by such other Local Currency Bank on the date of any Local Currency Borrowing.

SECTION 2.03C.   Terms of Japan Local Currency Facility.

(a)   The Japan Local Currency Addendum sets forth (i) the maximum amount (expressed in Dollar Amount) available to be borrowed from all Japan Local Currency Banks under the Japan Local Currency Addendum (the "Total Japan Local Currency Commitment"), which shall not exceed $100,000,000 and (ii) with respect to each Japan Local Currency Bank, the maximum amount (expressed in Dollar Amount) available to be borrowed from such Japan Local Currency Bank thereunder (such Bank's "Japan Local Currency Commitment"). In no event shall a Japan Local Currency Bank's Japan Local Currency Commitment (or, if such Japan Local Currency Bank is also a Local Currency Bank, the sum of its Japan Local Currency Commitment and its Local Currency Commitment) at any time exceed such Bank's Commitment.

(b)   No Japan Local Currency Advance may be made if the Dollar Amount of (i) outstanding Japan Local Currency Advances would exceed the Total Japan Local Currency Commitment, (ii) any Japan Local Currency Bank's Japan Local Currency Advances would exceed its Japan Local Currency Commitment, (iii) the outstanding Advances would exceed the Total Commitment, (iv) the Revolving Credit Obligations would exceed the Total Revolving Credit Commitment, (v) any Bank's Revolving Credit Advances, Local Currency Advances and Japan Local Currency Advances would exceed such Bank's Commitment, (vi) all Revolving Credit Advances to CFSC plus the Dollar Amount of all Local Currency Advances and Japan Local Currency Advances would exceed CFSC's Allocation at such time, or (vii) any Bank's Revolving Credit Advances to CFSC plus such Bank's Local Currency Advances and Japan Local Currency Advances at such time would exceed such Bank's Allocated Commitment for CFSC at such time.

(c)   CFC and the Japan Local Currency Agent shall furnish to the Agent, promptly following the making, payment or prepayment of each Japan Local Currency Advance, and at any other time at the reasonable request of the Agent, a statement setting forth the outstanding Japan Local Currency Advances made under the Japan Local Currency Addendum.

(d)   CFC and the Japan Local Currency Agent shall furnish to the Agent copies of any amendment, supplement or other modification to the terms of the Japan Local Currency Addendum promptly after the effectiveness thereof.

(e)   CFSC and CFC may terminate the Japan Local Currency Addendum in their sole discretion if there are not any Advances outstanding thereunder, by written notice to the Agent, the Japan Local Currency Agent and the Japan Local Currency Banks, which notice shall be executed by CFSC, CFC and, if such consent is required, each Japan Local Currency Bank.

SECTION 2.03D.   Making the Japan Local Currency Advances. (a) Each Japan Local Currency Borrowing shall be made on a Business Day upon notice given by CFC to the Japan Local Currency Agent, with a copy to the Agent, such notice to be given at the time specified in the Japan Local Currency Addendum. Each Japan Local Currency Borrowing shall consist of Japan Local Currency Advances of the same Type made on the same day to CFC by the Japan Local Currency Banks ratably according to their respective Japan Local Currency Commitments. The Japan Local Currency Agent shall give each Japan Local Currency Bank prompt notice thereof by telecopy. Each such notice of a Japan Local Currency Borrowing (a "Notice of Japan Local Currency Borrowing") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-3 hereto, specifying therein the requested (i) date of such Borrowing, (ii) Type of Japan Local Currency Advances comprising such Japan Local Currency Borrowing, (iii) Interest Period for such Borrowing and (iv) aggregate amount of such Borrowing.

(b)   Subject to any alternative procedures set forth in the Japan Local Currency Addendum, each Japan Local Currency Bank, for the account of its Applicable Lending Office, shall make such Japan Local Currency Bank's ratable portion of such Japan Local Currency Borrowing on the proposed date thereof by wire transfer of immediately available funds to the Japan Local Currency Agent by the time specified in the Japan Local Currency Addendum or Notice of Japan Local Currency Borrowing, and the Japan Local Currency Agent shall make such funds available to CFC at the applicable Payment Office.

(c)   Each Notice of Japan Local Currency Borrowing shall be irrevocable and binding on CFSC and CFC. CFSC and CFC, jointly and severally, shall indemnify each Japan Local Currency Bank against any loss, cost or expense reasonably incurred by such Japan Local Currency Bank as a result of any failure to fulfill on or before the date specified in such Notice of Japan Local Currency Borrowing for such Japan Local Currency Borrowing the applicable conditions set forth in Article III, including, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Japan Local Currency Bank to fund the Japan Local Currency Advance to be made by such Japan Local Currency Bank as part of such Japan Local Currency Borrowing when such Japan Local Currency Advance, as a result of such failure, is not made on such date.

(d)   Unless the Japan Local Currency Agent shall have received notice from a Japan Local Currency Bank prior to the date of any Japan Local Currency Borrowing that such Japan Local Currency Bank will not make available to the Japan Local Currency Agent such Japan Local Currency Bank's ratable portion of such Japan Local Currency Borrowing, the Japan Local Currency Agent may assume that such Japan Local Currency Bank has made such portion available to it on the date of such Japan Local Currency Borrowing in accordance with subsection (b) of this Section 2.03D and it may, in reliance upon such assumption, make (but shall not be required to make) available to CFC on such date a corresponding amount. If and to the extent that such Japan Local Currency Bank shall not have so made such ratable portion available to the Japan Local Currency Agent, such Japan Local Currency Bank and CFC severally agree to repay to the Japan Local Currency Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to CFC until the date such amount is repaid to the Japan Local Currency Agent at (i) in the case of CFC, the interest rate applicable at the time to Japan Local Currency Advances comprising such Japan Local Currency Borrowing and (ii) in the case of such Japan Local Currency Bank, the Federal Funds Rate or the Japan Local Currency Agent's overdraft cost, if higher. If such Japan Local Currency Bank shall repay to the Japan Local Currency Agent such corresponding amount, such amount so repaid shall constitute such Japan Local Currency Bank's Japan Local Currency Advance as part of such Japan Local Currency Borrowing for purposes of this Agreement.

(e)   The failure of any Japan Local Currency Bank to make the Japan Local Currency Advance to be made by it as part of any Japan Local Currency Borrowing shall not relieve any other Japan Local Currency Bank of its obligation hereunder to make its Japan Local Currency Advance on the date of such Japan Local Currency Borrowing, but no Japan Local Currency Bank shall be responsible for the failure of any other Japan Local Currency Bank to make the Japan Local Currency Advance to be made by such other Japan Local Currency Bank on the date of any Japan Local Currency Borrowing.

SECTION 2.04. Fees. (a) Each of Caterpillar and CFSC shall pay to the Agent, for the account of each Bank, a fee (each a "Commitment Fee" and collectively, the "Commitment Fees") calculated on a daily basis by multiplying the Commitment Fee Rate in effect on each day by (i) for any period prior to the Term Loan Effective Date, the amount of such Bank's unused Allocated Commitment for such Borrower as in effect on such day or (ii) for any period from and including the Term Loan Effective Date, the amount of such Bank's Term Loan Advances to such Borrower. The Commitment Fee shall be payable quarterly in arrears, commencing on January 2, 2013, for the period commencing on the Closing Date and ending on December 31, 2012, inclusive, on the first Business Day of each calendar quarter thereafter for the period of the immediately preceding calendar quarter, and on the Facility Termination Date for the period since the last payment of Commitment Fees. The "Commitment Fee Rate," as of any date of determination, shall at all times be determined in accordance with the table set forth on Schedule II hereto, such rate to change for any Borrower when and as any Credit Rating of such Borrower changes. The Commitment Fees allocable to each of Caterpillar and CFSC shall be the several obligation of each.

(b)   The Borrowers shall pay (i) to the Agent, solely for its own account, the fees specified in the Administrative Agent Fee Letter, dated July 13, 2012, among the Borrowers, CGMI and the Agent and (ii) to the Agent, for the ratable account of each Bank, or to each Arranger, for their own separate accounts, as applicable, the fees specified in the Joint Fee Letter, in each case on the dates specified therein. No Person other than the Agent, Citibank, Bank of America, JPMorgan and the Arrangers, as applicable, shall have any interest in such fees.

SECTION 2.05. Reduction of the Commitments; Bank Additions. (a) Subject to Section 2.18(c), the Borrowers shall have the right, upon at least three (3) Business Days' notice to the Agent, to terminate in whole or reduce ratably in part the unused portions of the respective Commitments and Allocated Commitments of the Banks; provided that the aggregate amount of the Allocated Commitments of the Banks to (i) Caterpillar shall not be reduced to an amount which is less than the aggregate principal Dollar Amount of the Advances to Caterpillar then outstanding and (ii) CFSC shall not be reduced to an amount which is less than the sum of the aggregate principal Dollar Amount of the Advances to CFSC and the Local Currency Advances and Japan Local Currency Advances then outstanding, and provided, further, that each partial reduction shall be in the aggregate amount of $5,000,000 or an integral multiple thereof. Any such reduction of each Bank's Commitment will be an automatic reduction of such Bank's Revolving Credit Commitment in an identical amount.

(b)   Notwithstanding the foregoing, upon the acquisition of one Bank by another Bank, or the merger, consolidation or other combination of any two or more Banks (any such acquisition, merger, consolidation or other combination being referred to hereinafter as a "Combination" and each Bank which is a party to such Combination being hereinafter referred to as a "Combined Bank"), the Borrowers may notify the Agent that they desire to reduce the Commitment of the Bank surviving such Combination (the "Surviving Bank") to an amount equal to the Commitment of that Combined Bank which had the largest Commitment of each of the Combined Banks party to such Combination (such largest Commitment being the "Surviving Commitment" and the Commitments of the other Combined Banks being hereinafter referred to, collectively, as the "Retired Commitments"). If the Majority Banks (determined as set forth below) and the Agent agree to such reduction in the Surviving Bank's Commitment, then (i) the aggregate amount of the Commitments shall be reduced by the Retired Commitments effective upon the effective date of the Combination, provided, that, on or before such date the Borrowers have paid in full the outstanding principal amount of the Advances of each of the Combined Banks other than the Combined Bank whose Commitment is the Surviving Commitment, (ii) from and after the effective date of such reduction, the Surviving Bank shall have no obligation with respect to the Retired Commitments, and (iii) the Borrowers shall notify the Agent whether they wish such reduction to be a permanent reduction or a temporary reduction. If such reduction is to be a temporary reduction, then the Borrowers shall be responsible for finding one or more financial institutions (each, a "Replacement Bank"), acceptable to the Agent (such acceptance not to be unreasonably withheld or delayed), willing to assume the obligations of a Bank hereunder with aggregate Commitments up to the amount of the Retired Commitments. The Agent may require the Replacement Banks to execute such documents, instruments or agreements as the Agent deems necessary or desirable to evidence such Replacement Banks' agreement to become parties hereunder. For purposes of this Section 2.05(b), Majority Banks shall be determined as if the reduction in the aggregate amount of the Commitments requested by the Borrowers had occurred (i.e., the Combined Banks shall be deemed to have a single Commitment equal to the Surviving Commitment and the aggregate amount of the Commitments shall be deemed to have been reduced by the Retired Commitments).

(c)   The Borrowers shall have the right prior to the Revolving Credit Termination Date, upon at least five (5) Business Days' notice to the Agent, to add one or more bank or banks as new Banks hereunder, or to increase the Commitment of any existing Bank with such existing Bank's prior written consent, pursuant to the terms hereof (any such addition of a new Bank or increase in the Commitment of an existing Bank upon the request of the Borrowers pursuant to this Section 2.05(c) being referred to as a "Bank Addition"); provided that (i) such proposed Bank, in the case of a bank not already a Bank hereunder, is acceptable to the Agent (the acceptance of the Agent not to be unreasonably withheld or delayed); (ii) after giving effect to the proposed Bank Addition, no Bank's Commitment would exceed 20% of the Total Commitment; and (iii) after giving effect to the proposed Bank Addition, the Total Commitment would not exceed 120% of the Total Commitment on (A) the Closing Date, if such Bank

Addition is to occur prior to any Extension Request having been made pursuant to Section 2.16(a) and (B) the date of the most recent Extension Request, if such Bank Addition is to occur after any Extension Request has been made. Each notice of a proposed Bank Addition (a "Notice of Bank Addition") shall be by telecopy, confirmed immediately in writing, in substantially the form of Exhibit B-5 hereto, specifying therein (i) the name and address of the proposed Added Bank, (ii) the date on which the Borrowers wish such Bank Addition to become effective, and (iii) the amount of the Commitment such Added Bank would have hereunder after giving effect to such Bank Addition. If the conditions set forth in the proviso contained in the first sentence of this Section 2.05(c) have been satisfied, the Agent shall forward to such Added Bank and the Borrowers for execution by such Added Bank and the Borrowers an Assumption and Acceptance. The Added Bank shall, upon such execution, return the executed Assumption and Acceptance to the Agent, for the Agent's acceptance thereof, together with a processing and recordation fee of $3,500.

Upon such execution, delivery and acceptance, from and after the effective date specified in each Assumption and Acceptance, the Added Bank shall, in addition to the rights and obligations hereunder held by it immediately prior to such effective date (if any), have the rights and obligations hereunder that have been assumed by it pursuant to such Assumption and Acceptance and, in the case of a bank not previously a Bank hereunder, shall become a Bank hereunder.

By executing and delivering an Assumption and Acceptance, each Added Bank confirms to and agrees with each party hereto as follows: (i) neither the Agent nor any Bank makes any representation or warranty, nor assumes any responsibility with respect to, any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (ii) neither the Agent nor any Bank makes any representation or warranty, nor assumes any responsibility with respect to, the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto.

The Agent shall maintain at its address referred to in Section 8.02 a copy of each Assumption and Acceptance delivered to and accepted by it. Such copies shall be available for inspection by the Borrowers or any Bank at any reasonable time and from time to time upon reasonable prior notice.

Upon its receipt of an Assumption and Acceptance executed by an Added Bank and the Borrowers, the Agent shall, if such Assumption and Acceptance has been completed and is in substantially the form of Exhibit C-2 hereto, (i) accept such Assumption and Acceptance, and (ii) give prompt notice thereof to the Borrowers. Within five (5) Business Days after receipt of such notice, if requested by an Added Bank, each Borrower, at its own expense, shall execute and deliver to the Agent a new Note or Notes to the order of such Added Bank. Such new Note or Notes shall be dated the effective date of such Assumption and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

(d)   If there are any Revolving Credit Advances outstanding on the effective date of any Assumption and Acceptance, the Added Bank shall purchase from the other Banks such participations in such Revolving Credit Advances as shall be necessary to cause such Added Bank to share ratably (based on the proportion that such Added Bank's Revolving Credit Commitment bears to the Total Revolving Credit Commitment after giving effect to the Bank Addition) in each such Revolving Credit Advance. To purchase such participations, the Added Bank shall before 12:00 noon (New York City time) on the effective date of its Assumption and Acceptance, make available for the account of its Applicable Lending Office to the Agent at its address referred to in Section 8.02, in the applicable Agreed Currency and in same day funds, such Added Bank's ratable portion (based on the proportion that such Added Bank's Revolving Credit Commitment (or the increase in such Added Bank's Revolving Credit Commitment, in the case of an Added Bank which is an existing Bank hereunder) bears to the Total Revolving Credit Commitment after giving effect to the Bank Addition) of each Revolving Credit Borrowing then outstanding, together with an amount equal to such ratable portion of the interest which has accrued to such date and remains unpaid on such Revolving Credit Borrowing. After the Agent's receipt of such funds, the Agent will promptly make such same day funds available to the account of each Bank in an amount to such Bank's ratable portion of such payment by the Added Bank. In addition, if such Added Bank acquires a Local Currency Commitment or a Japan Local Currency Commitment, automatically upon and simultaneously with becoming an Added Bank, such Added Bank shall have acquired a ratable risk participation in all then outstanding Local Currency Advances or Japan Local Currency Advances, as applicable, with such ratable risk participation based on such Added Bank's Local Currency Commitment or Japan Local Currency Commitment as a fraction of the aggregate of all Local Currency Commitments or Japan Local Currency Commitments, as applicable.

SECTION 2.06. Repayment of Advances. Each Borrower shall repay the principal amount (or the portion thereof remaining after giving effect to any earlier partial prepayments thereof) of each Advance made to such Borrower by each Bank (other than a Term Loan Advance) on the last day of the Interest Period for such Advance. Each Borrower shall repay the principal amount (or the portion thereof remaining after giving effect to any earlier partial repayment thereof) of each Term Loan Advance outstanding to such Borrower from each Bank on the Term Loan Repayment Date.

SECTION 2.07. Interest on Advances. Each Borrower shall pay interest on the unpaid principal amount of each Advance made to such Borrower by each Bank from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(a)   Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin in effect from time to time, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment); or if such Advance is a Japan Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Japan Base Rate in effect from time to time plus the Applicable Margin in effect from time to time, payable on the last day of such Interest Period (or with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement or the Japan Local Currency Addendum, on the date of such prepayment).

(b)   Eurocurrency Rate Advances. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period plus the Applicable Margin in effect from time to time, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(c)   TIBO Rate Advances. If such Advance is a TIBO Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the TIBO Rate for such Interest Period plus the Applicable Margin in effect from time to time, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(d)   Post-Default Interest. Upon the occurrence, and during the continuance, of any Event of Default, the unpaid principal amount of each Advance shall bear interest at a rate per annum equal at all times to 2% per annum above the rate per annum otherwise required to be paid on such Advance in accordance with subsection (a), (b) or (c) above; provided that any amount of principal which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest, from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the greater of (x) 2% per annum above the Base Rate in effect from time to time and (y) 2% per annum above the rate per annum required to be paid on such Advance immediately prior to the date on which such amount became due.

SECTION 2.08. Interest Rate Determination. (a) If, pursuant to the definition of "Eurocurrency Base Rate", quotes from the Reference Banks are required, each Reference Bank shall furnish to the Agent timely information for the purpose of determining the Eurocurrency Rate. If any of the Reference Banks shall not furnish such timely information to the Agent for the purpose of determining any such interest rate, the Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Banks.

(b)   The Agent shall give prompt notice to the Borrowers and the Banks (or the Local Currency Banks or Japan Local Currency Banks, as applicable) of the applicable interest rate determined by the Agent for purposes of Section 2.07(a) or (b), and the applicable rate, if any, furnished by each Reference Bank for the purpose of determining the applicable interest rate(s) under Section 2.07(b) (or by each Japan Local Currency Bank for the purpose of determining the applicable interest rate under Section 2.07(c), if applicable).

SECTION 2.09. <u>Prepayments of Advances</u>. (a) Any Borrower may, upon at least two (2) Business Days' notice to the Agent stating (i) the proposed date and aggregate principal amount of the prepayment and (ii) the Advances (which shall be part of the same Borrowing) to which such prepayment is to be applied, and if such notice is given such Borrower shall, prepay the outstanding principal amounts of the Advances comprising part of the same Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; <u>provided</u>, <u>however</u>, that (x) each partial prepayment shall be in an aggregate principal Dollar Amount of not less than $10,000,000 and in an integral Dollar Amount multiple of $1,000,000 in excess thereof and (y) in the case of any such prepayment of a Eurocurrency Rate Advance or a TIBO Rate Advance, such Borrower shall be obligated to reimburse the applicable Banks in respect thereof pursuant to <u>Section 8.04(b)</u>.

(b)   If on any date that the Dollar Amount of (i) Eurocurrency Rate Advances outstanding in an Agreed Currency, (ii) Local Currency Advances or (iii) Japan Local Currency Advances, is determined pursuant to Section 2.15 (each such date, a "Computation Date"), it is determined that as a result of currency fluctuations with respect to the Advances to which such Computation Date applies, the aggregate Dollar Amount of (x) all outstanding Advances exceeds the Total Commitment, or (y) all outstanding Revolving Credit Obligations exceeds the Total Revolving Credit Commitment, the Borrowers shall on such date prepay (without premium or penalty other than any payment required pursuant to Section 8.04(b)) an aggregate principal amount of Revolving Credit Advances (or Term Loan Advances, if applicable) ratably to the Banks in an amount equal to or, at the option of the Borrowers, greater than such excess, with accrued interest to the date of such prepayment on the principal amount prepaid. For purposes of the determination referred to in the previous sentence, if a Disqualifying Event of the type described in clause (ii) of the definition of "Eligible Currency" exists, then such determination shall be made in consultation with the Reference Banks using any method they deem reasonably appropriate, and such determination shall be conclusive. The Borrowers may determine which Borrowing such prepayment shall be allocated to, and any such prepayment of Eurocurrency Rate Advances shall be subject to the provisions of Section 8.04(b).

SECTION 2.10. <u>Increased Costs; Capital Adequacy; Illegality</u>. (a) If, due to either (i) the introduction of or any change (other than any change by way of imposition or increase of reserve requirements, in the case of Eurocurrency Rate Advances, to the extent already included in the Eurocurrency Rate Reserve Percentage) in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), there shall be any increase in the cost to any Bank of agreeing to make or making, funding or maintaining Eurocurrency Rate Advances or TIBO Rate Advances, then the applicable Borrower shall from time to time, upon written demand by such Bank (with a copy of such demand to the Agent), pay to the Agent for the account of such Bank additional amounts sufficient to compensate such Bank for such increased cost; <u>provided</u>, that (x) such Bank shall have certified in writing to the applicable Borrower that it is generally seeking, or intends to generally seek, comparable compensation from similarly situated borrowers under similar credit facilities (to the extent such Bank has the right under such similar credit facilities to do so) with respect to such change regarding such increased cost and (y) such additional amounts shall not be duplicative of any amounts to the extent otherwise paid by the applicable Borrower under any other provision of this Agreement (including, without limitation, any reserve requirements included in determining the Eurocurrency Rate). A certificate describing in reasonable detail the amount of such increased cost, submitted to the Borrowers and the Agent by such Bank, shall create a rebuttable presumption of such increased cost. If any such increase in cost is attributable to specific Advances made to a particular Borrower, compensation for such increased cost shall be paid by such Borrower (or if such Borrower is CIF or CFC, by CFSC). In all other cases, compensation for such increased cost shall be paid by Caterpillar.

(b) If any Bank determines that compliance with any law or regulation or any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Bank or by any Person controlling such Bank and that the amount of such capital is increased by or based upon the existence of such Bank's Advances or commitment to lend hereunder, then, upon written demand by such Bank (with a copy of such demand to the Agent), the applicable Borrower shall immediately pay to the Agent for the account of such Bank, from time to time as specified by such Bank, additional amounts sufficient to compensate such Bank (or, if applicable, such Person controlling such Bank) in the light of such circumstances, to the extent that such Bank reasonably determines such increase in capital to be allocable to the existence of such Bank's commitment to lend hereunder; provided, that (x) such Bank shall have certified in writing to the applicable Borrower that it is generally seeking, or intends to generally seek, comparable compensation from similarly situated borrowers under similar credit facilities (to the extent such Bank has the right under such similar credit facilities to do so) with respect to such change regarding such increased cost and (y) such additional amounts shall not be duplicative of any amounts to the extent otherwise paid by the applicable Borrower under any other provision of this Agreement (including, without limitation, any reserve requirements included in determining the Eurocurrency Rate). A certificate describing in reasonable detail such amounts submitted to the applicable Borrower by such Bank shall create a rebuttable presumption of such amounts. If any such increase in capital is attributable to specific Advances made to a particular Borrower or to the Allocated Commitments to a particular Borrower or Borrowers, compensation for such increase in capital shall be paid by such Borrower (or if such Borrower is CIF or CFC, by CFSC). In all other cases, compensation for such increased capital shall be paid by Caterpillar.

(c) If any Bank shall notify the Agent that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or that any central bank or other Governmental Authority asserts that it is unlawful, for such Bank or its Eurocurrency Lending Office to perform its obligations hereunder to make Local Currency Advances, TIBO Rate Advances or Eurocurrency Rate Advances or to fund or maintain Local Currency Advances, TIBO Rate Advances or Eurocurrency Rate Advances hereunder, (i) all Local Currency Advances, TIBO Rate Advances and Eurocurrency Rate Advances of such Bank to any Borrower then outstanding shall be redenominated into Dollars and begin bearing interest at the Base Rate (or in the case of TIBO Rate Advances, be maintained in Japanese Yen but begin bearing interest at the Japan Base Rate) for the Interest Period selected by such Borrower in accordance with the procedures of Section 2.02(a) or Section 2.03(a), notwithstanding any prior election by such Borrower to the contrary, either (x) one Business Day after such notice, or (y) if such Bank may lawfully continue to maintain and fund such Advances at the applicable

Eurocurrency Rate or TIBO Rate to a later day during such Interest Period, on such later day (in which case such Borrower shall in addition reimburse such Bank for any resulting losses as provided in Section 8.04(b)) and (ii) the obligation of such Bank to make Local Currency Advances, TIBO Rate Advances or Eurocurrency Rate Advances, as applicable, shall be suspended until such Bank shall notify the Agent that the circumstances causing such suspension no longer exist, and until such notification has been given (i) in the case of Local Currency Advances or Eurocurrency Rate Advances, such Bank shall fund its Local Currency Advance made in connection with each Local Currency Borrowing and Revolving Credit Advance made in connection with each Revolving Credit Borrowing comprised of Eurocurrency Rate Advances as a Base Rate Advance, and (ii) in the case of a Japan Local Currency Advance, the Japan Local Currency Banks shall fund each Japan Local Currency Borrowing with Japan Base Rate Advances.

(d)   If the Majority Banks (or the Majority Local Currency Banks, as applicable) shall, at least one (1) Business Day before the requested date of, or the proposed Conversion, Redenomination or continuation of the Advances comprising all or part of, any requested Revolving Credit Borrowing, Term Loan Borrowing or Local Currency Borrowing (or on the date of such Local Currency Borrowing, in the case of a Same Day Local Currency Borrowing), notify the Agent that the Eurocurrency Rate for Eurocurrency Rate Advances comprising such Borrowing will not adequately reflect the cost to such Majority Banks (or such Majority Local Currency Banks, as applicable) of making or funding their respective Eurocurrency Rate Advances for such Revolving Credit Borrowing, Local Currency Borrowing or Term Loan Borrowing, the Agent shall so notify the Borrowers, and (1) each such outstanding Eurocurrency Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into (or if such Advance is then a Base Rate Advance, shall continue as), and with respect to a requested Advance as part of a requested Borrowing, such Advance shall be, a Base Rate Advance, and (2) the right of the requesting Borrower to select the Eurocurrency Rate for such Borrowing, and the right of any Borrower to Convert Advances into, or continue Advances as, Eurocurrency Rate Advances, or to select the Eurocurrency Rate for any subsequent Borrowing, shall be suspended until the Agent shall notify the Borrowers and the Banks that the circumstances causing such suspension no longer exist, and each Advance comprising such Borrowing shall be a Base Rate Advance.

(e)   If the Majority Japan Local Currency Banks shall, at least one (1) Business Day before the requested date of, or the proposed Conversion or continuation of the Advances comprising all or part of any requested Japan Local Currency Borrowing (or on the date of such Borrowing if it is being requested on a same-day basis), notify the Japan Local Currency Agent that the TIBO Rate for TIBO Rate Advances comprising such Borrowing will not adequately reflect the cost to such Majority Japan Local Currency Banks of making or funding their respective TIBO Rate Advances for such Japan Local Currency Borrowing, the Japan Local Currency Agent shall so notify CFC and (1) each such outstanding TIBO Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert (or if such Advance is then a Japan Base Rate Advance, shall continue as), and with respect to a requested Japan Local Currency Advance as part of a requested Borrowing, such Japan Local Currency Advance shall be a Japan Base Rate Advance, and (2) the right of CFC to select the TIBO Rate for such Borrowing, and the right of CFC to Convert Advances into, or continue

Advances as, TIBO Rate Advances, or select the TIBO Rate for any subsequent Borrowing, shall be suspended until the Japan Local Currency Agent shall notify the Borrowers and the Japan Local Currency Banks that the circumstances causing such suspension no longer exist, and each Advance comprising such Borrowing shall be a Japan Base Rate Advance.

(f)   In the event that a Bank (an "Affected Bank") either demands payment from any Borrower at any time pursuant to subsection (a) or (b) of this Section 2.10 or fails to consent to any extension of the Current Termination Date requested by the Borrowers under Section 2.16, then from such time and for so long thereafter as such Bank remains an Affected Bank, the Borrowers may either (1) terminate such Affected Bank's Commitment hereunder or (2) replace such Affected Bank with another bank or banks acceptable to the Agent (the consent of the Agent not to be unreasonably withheld or delayed); provided that (i) no Event of Default has occurred and is continuing at such time, (ii) in the case of clause (2), the Affected Bank and the replacement bank(s) execute and deliver to the Agent an Assignment and Acceptance and such other documents, agreements and instruments as the Agent may reasonably require in order to effectuate the assumption by such replacement bank(s) of the Affected Bank's obligations hereunder, and (iii) the Affected Bank has been paid all amounts due to it hereunder. In no event shall the replacement of an Affected Bank impair or otherwise affect the obligation of the applicable Borrower or Borrowers to make the payments demanded by such Affected Bank pursuant to this Section 2.10 and, if applicable, Section 8.04(b).

(g)   Notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives relating to capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a change in law and be eligible for redress pursuant to clause (a), (b) and (c), as applicable, of this Section 2.10, regardless of the date enacted, adopted or issued.

SECTION 2.11. Payments and Computations.

(a)   The Borrowers shall make each payment hereunder and under the Notes (except with respect to principal of, interest on, and other amounts relating to Local Currency Advances, Japan Local Currency Advances or Advances denominated in an Agreed Currency other than Dollars), without set-off, deduction, or counterclaim, not later than 11:00 A.M. (New York City time) on the day when due in Dollars to the Agent in same day funds by deposit of such funds to the Agent's account maintained at the Payment Office for Dollars in New York City. The Borrowers shall make each payment hereunder and under the Notes with respect to principal of, interest on, and other amounts relating to Advances (other than Local Currency Advances or Japan Local Currency Advances) denominated in an Agreed Currency other than Dollars, without set-off, deduction, or counterclaim, not later than 11:00 A.M. (London time) on the day when due in such Agreed Currency to the Agent in same day funds by deposit of such funds to the Agent's account maintained at the Payment Office for such Agreed Currency. CIF shall make each payment under the Local Currency Addendum with respect to principal of, interest on, and other amounts relating to Local Currency Advances without set-off, deduction, or counterclaim, not later than 11:00 a.m. (London time) on the day when due in the applicable Local Currency to the Local Currency Agent in same day funds by deposit of such funds to the Local Currency Agent's account maintained at the Payment Office for such Local Currency. CFC shall make each payment under the Japan Local Currency Addendum with respect to principal of, interest on, and other amounts relating to Japan Local Currency Advances, without set-off, deduction, or counterclaim, not later than 11:00 a.m. (Tokyo time) on the day when due in Japanese Yen to the Japan Local Currency Agent in same day funds by deposit of such funds to the Japan Local Currency Agent's account at the Payment Office set forth in the Japan Local Currency Addendum. The Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest or fees ratably (other than amounts payable pursuant to Section 2.02(c), 2.05(d), 2.10, 2.12 or 8.04) to the applicable Banks for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Bank to such Bank for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement. For the avoidance of doubt and notwithstanding the foregoing, if an event of the type described in clause (i) of the definition of "Eligible Currency" is continuing, any principal or interest in respect of any Advances made in such currency may be repaid in Dollars.

(b)   All computations of interest based on the Base Rate determined pursuant to clause (a) or (b) of the definition thereof shall be made by the Agent on the basis of a year of 365 or 366 days, as the case may be; all computations of interest on Local Currency Advances in Pounds Sterling shall be made by the Local Currency Agent on the basis of a year of 365 or 366 days, as the case may be; all computations of interest on Japan Local Currency Advances based on the Japan Base Rate shall be made by the Japan Local Currency Agent on the basis of a year of 365 or 366 days, as the case may be; and all computations of interest based on the Eurocurrency Rate (except in the case of Local Currency Advances in Pounds Sterling), the TIBO Rate or the Federal Funds Rate, and all computations of the Commitment Fees shall be made by the Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Commitment Fees are payable. Each determination by the Agent, the Local Currency Agent or the Japan Local Currency Agent, as the case may be, of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

(c)   Whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or Commitment Fees, as the case may be; provided, however, if such extension would cause payment of interest on or principal of Eurocurrency Rate Advances or TIBO Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day and such contraction of time shall in such case reduce the days included in the computation of payment of interest.

(d)   Unless the Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Banks hereunder that such Borrower will not make such payment in full, the Agent may assume that such Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each Bank on such due date an amount equal to the amount then due such Bank. If and to the extent that such Borrower shall not have so made such payment in full to the Agent, each Bank shall repay to the Agent forthwith on demand such amount distributed to such Bank together with interest thereon, for each day from the date such amount is distributed to such Bank until the date such Bank repays such amount to the Agent, at the Federal Funds Rate.

SECTION 2.12. Taxes. (a) Any and all payments by any of the Borrowers hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under each of the Notes shall be made, in accordance with Section 2.11, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Bank, the Local Currency Agent, the Japan Local Currency Agent and the Agent, taxes imposed on its net income, and franchise taxes imposed on it, by the jurisdiction under the laws of which such Bank, the Local Currency Agent, the Japan Local Currency Agent or the Agent (as the case may be) is organized or any political subdivision thereof and, in the case of each Bank, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction of such Bank's Applicable Lending Office or any political subdivision thereof (all such non‑excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If any Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under any Note to any Bank, the Local Currency Agent, the Japan Local Currency Agent or the Agent, (i) the sum payable by such Borrower shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.12) such Bank, the Local Currency Agent, the Japan Local Currency Agent or the Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Borrower shall make such deductions and (iii) such Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)   In addition, the Borrowers agree to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under the Notes or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or the Notes (hereinafter referred to as "Other Taxes"). If any such Other Taxes are attributable to a specific Borrower, they shall be paid by such Borrower (or in the case of CFC or CIF, by CFSC). In all other cases, they shall be paid by Caterpillar.

(c)   Each Borrower will indemnify each Bank, the Local Currency Agent, the Japan Local Currency Agent and the Agent for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.12) paid by such Bank, the Local Currency Agent, the Japan Local Currency Agent or the Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date such Bank, the Local Currency Agent, the Japan Local Currency Agent or the Agent (as the case may be) makes written demand therefor.

(d)   Within 30 days after the date of any payment of Taxes, the Borrower paying such Taxes will furnish to the Agent, at its address referred to in Section 8.02, a copy of a receipt evidencing payment thereof; provided, however, that such copy shall be furnished solely for the purpose of enabling the Agent to verify the payment of such Taxes by such Borrower as required above. If no Taxes are payable in respect of any payment hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under the Notes, the Borrowers will furnish to the Agent, at such address, a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to the Agent, in either case stating that such payment is exempt from or not subject to Taxes; provided, however, that if any Bank, the Agent, the Local Currency Agent or the Japan Local Currency Agent, as a recipient of payments called for hereunder, shall be exempt from or entitled to a reduced rate of any Taxes, particularly those imposed by way of withholding, whether by virtue of the provisions of a relevant treaty or otherwise, it shall be incumbent upon such Bank, the Agent, the Local Currency Agent or the Japan Local Currency Agent to (a) so inform the Borrowers, (b) furnish to the Borrowers whatever certification or other documentation may be required by law or regulation to establish such exemption or reduced rate, and (c) cooperate with the Borrowers in any and all other respects to the extent necessary to establish such exemption or eligibility for reduced rate.

(e)   Any Bank whose Advances have resulted in the imposition of Taxes shall use its best efforts (consistent with its internal policy and legal and regulatory restrictions) to take such steps as would eliminate or reduce the amount of such Taxes; provided that no such steps shall be required to be taken if, in the reasonable judgment of such Bank, such steps would be disadvantageous to such Bank.

(f)   Without prejudice to the survival of any other agreement of the Borrowers hereunder, the agreements and obligations of the Borrowers contained in this Section 2.12 shall survive the payment in full of principal and interest hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum and under the Notes.

SECTION 2.13. Sharing of Payments, Etc. If any Bank shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set‑off, or otherwise) on account of the Revolving Credit Advances made by it (other than pursuant to Sections 2.02(c), 2.05(d), 2.10, 2.12 or 8.04) in excess of its ratable share of payments on account of the Revolving Credit Advances obtained by all the Banks, such Bank shall forthwith notify the Agent thereof and purchase from the other Banks such participations in the Revolving Credit Advances made by them as shall be necessary to cause such purchasing Bank to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Bank, such purchase from each Bank shall be rescinded and such Bank shall repay to the purchasing Bank the purchase price to the extent of such recovery together with an amount equal to such Bank's ratable share (according to the proportion of (i) the amount of such Bank's required repayment to (ii) the total amount so recovered from the purchasing Bank) of any interest or other amount paid or payable by the purchasing Bank in respect of the total amount so recovered. Each Borrower agrees that any Bank so purchasing a participation from another Bank pursuant to this Section 2.13 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set‑off) with respect to such participation as fully as if such Bank were the direct creditor of such Borrower in the amount of such participation.

SECTION 2.14. Tax Forms. Each Bank that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code), other than any Local Currency Bank or Japan Local Currency Bank that is an Affiliate, branch or agency of a Bank, shall submit to the Borrowers and the Agent, on or before the Closing Date (or in the case of any Person becoming a Bank hereunder pursuant to Section 2.05(c) or Section 8.07, on or before the date of acceptance by the Agent of the applicable Assumption and Acceptance or Assignment and Acceptance), duly completed and signed copies of either Form W-8BEN (relating to such Bank and entitling it to a complete exemption from withholding on all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement) or Form W-8-ECI (relating to all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement) of the United States Internal Revenue Service and Form W-8BEN (relating to the foreign status exemption from United States federal income tax backup withholding), or, in any such case, such successor forms as shall be adopted from time to time by the relevant United States taxing authorities. Thereafter and from time to time, each such Bank shall, to the extent that it may lawfully do so, submit to the Borrowers and the Agent such additional duly completed and signed copies of one or the other of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may be (i) requested by the Borrowers or the Agent from such Bank and (ii) required under then‑current United States law or regulations to determine the United States withholding taxes on payment in respect of all amounts to be received by such Bank at any Applicable Lending Office designated by such Bank, including fees, under this Agreement. Upon the request of the Borrowers or the Agent, each Bank that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrowers and the Agent a certificate to the effect that it is such a United States person. If any Bank determines that it is unable to submit to the Borrowers and the Agent any form or certificate that such Bank is obligated to submit pursuant to this Section 2.14, or that such Bank is required to withdraw or cancel any such form or certificate previously submitted, such Bank shall promptly notify the Borrower and the Agent of such fact.

SECTION 2.15. Market Disruption; Denomination of Amounts in Dollars.

(a)   Market Disruption. Notwithstanding the satisfaction of all conditions referred to in Article III and this Article II with respect to any Borrowing in any Agreed Currency other than Dollars, if there shall occur on or prior to the date of such Borrowing, or the continuation, Conversion or Redenomination of such Borrowing in or to an Agreed Currency other than Dollars, any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which would (i) in the reasonable opinion of the Borrowers, the Majority Local Currency Banks (in the case of a Local Currency Borrowing), the Agent or the Banks having at least 66-2/3% of the Available Revolving Credit Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, make it impracticable for the Eurocurrency Rate Advances comprising such Borrowing to be denominated in the Agreed Currency specified by the applicable Borrower, then the Agent shall forthwith give notice thereof to such Borrower, the Local Currency Banks and the Banks, or the applicable Borrower shall give notice to the Agent, the Local Currency Banks and the Banks, as the case may be, and such Eurocurrency Rate Advances shall not be denominated in such currency but shall be made on the date of such Borrowing, or continued, Converted or Redenominated, as applicable, on the date of such continuation, Conversion or Redenomination, in Dollars, in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable, as Base Rate Advances, unless the applicable Borrower notifies the Agent at least one (1) Business Day before such date that (x) in the case of a requested Borrowing, it elects not to borrow on such date or (y) in the case of a requested Borrowing, continuation, Conversion or Redenomination, it elects to borrow on such date in a different Agreed Currency, or continue the applicable Advances in, or Convert or Redenominate the applicable Advances to, a different Agreed Currency, in which the denomination of such Advances would in the opinion of the Agent, the Majority Local Currency Banks (in the case of a Local Currency Borrowing) or the Banks having at least 66-2/3% of the Available Revolving Credit Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, be practicable and in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable, or (ii) in the reasonable opinion of any Bank, make it impracticable for the Eurocurrency Rate Advance of such Bank comprising part of such Borrowing to be denominated in the Agreed Currency specified by the applicable Borrower, then the Agent shall forthwith give notice thereof to such Borrower, and the Eurocurrency Rate Advance of such Bank as part of such Borrowing shall not be denominated in such currency but shall be made on the date of such Borrowing, or continued, Converted or Redenominated, as applicable, in Dollars, in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount of such Bank's Advance, as a Base Rate Advance, unless the applicable Borrower notifies the Agent at least one (1) Business Day before such date that (x) in the case of a requested Borrowing, it elects not to borrow on such date or (y) in the case of a requested Borrowing, continuation, Conversion or Redenomination, it elects to borrow on such date in a different Agreed Currency, or continue the applicable Advances as, or Convert or Redenominate the applicable Advances to a different Agreed Currency, in which the denomination of all such Advances as part of such Borrowing would in the opinion of the Agent, the Majority Local Currency Banks (in the case of a Local Currency Borrowing) or the Banks having at least 66-2/3% of the Available Revolving Credit Commitments, in the case of a Revolving Credit Borrowing, or 66-2/3% of the then aggregate outstanding Term Loan Advances, in the case of a Term Loan Borrowing, be practicable and in an aggregate principal amount equal to the Dollar Amount of the aggregate principal amount specified in the related Notice of Borrowing, or the Dollar Amount of the Advances being continued, Converted or Redenominated, as applicable.

(b)   Calculation of Amounts. Except as set forth below, all amounts referenced in this Article II shall be calculated using the Dollar Amount determined based upon the Equivalent Amount in effect as of the date of any determination thereof; provided, however, that to the extent any Borrower shall be obligated hereunder to pay in Dollars any Borrowing denominated in a currency other than Dollars, such amount shall be paid in Dollars using the Dollar Amount of the Borrowing (calculated based upon the Equivalent Amount in effect on the date of payment thereof). Notwithstanding anything herein to the contrary, the full risk of currency fluctuations shall be borne by the Borrowers and the Borrowers agree to indemnify and hold harmless each Local Currency Bank, each Japan Local Currency Bank, the Agent and the Banks from and against any loss resulting from any Borrowing denominated in a currency other than in Dollars.

SECTION 2.16. Extensions of the Commitments.

(a)   During the period from the date that is 60 days prior to the Current Termination Date to the date that is 32 days prior to the Current Termination Date, the Borrowers may, by written notice (an "Extension Request") given to the Agent, request that the Current Termination Date be extended. Each such Extension Request shall contemplate an extension of the Current Termination Date to a date that is not later than 364 days after the date of issuance of the Extension Confirmation Notice.

(b)   The Agent shall promptly advise each Bank, including each Local Currency Bank and each Japan Local Currency Bank, of its receipt of any Extension Request. Each Bank may, in its sole discretion, consent to a requested extension by giving written notice thereof to the Agent by not later than the Business Day (the "Extension Confirmation Date") immediately preceding the date that is 31 days after the date of the Extension Request but no more than 45 days prior to the Current Termination Date. Failure on the part of any Bank to respond to an Extension Request by the applicable Extension Confirmation Date shall be deemed to be a denial of such request by such Bank. If Banks having at least 50% of the Commitments at the time of the issuance of any Extension Request shall consent in writing to the requested extension, such request shall be granted with respect to each consenting Bank; provided, however, that no such consent shall be granted in connection with (i) Local Currency Advances unless Local Currency Banks having at least 50% of the Local Currency Commitments at the time of issuance of any Extension Request shall consent in writing to the requested extension and (ii) Japan Local Currency Advances unless Japan Local Currency Banks having at least 50% of the Japan Local Currency Commitments at the time of issuance of any Extension Request shall consent in writing to the requested extension. Promptly following the opening of business on the first Business Day following the applicable Extension Confirmation Date, the Agent shall notify the Borrowers in writing as to whether the requested extension has been granted (such written notice being an "Extension Confirmation Notice") and, if granted, such extension shall become effective upon the issuance of such Extension Confirmation Notice. The Agent shall promptly thereafter provide a copy of such Extension Confirmation Notice to each Bank.

(c)   Each Extension Confirmation Notice shall, if applicable, specify therein the date to which the Current Termination Date is to be extended in respect of each of the consenting Banks (such date being referred to herein as the "Extended Termination Date"). The Current Termination Date with respect to (i) any Banks which shall have denied such requested extension in writing, or which shall have failed to respond to the applicable Extension Request, and (ii) all Banks, in the event that fewer than the minimum number of Banks specified above shall consent in writing to such Extension Request, shall continue to be the then existing Current Termination Date (the "Earlier Termination Date"). The Current Termination Date with respect to those Banks which shall have consented to the applicable Extension Request, in the event that the requisite number of Banks specified above shall consent in writing to such Extension Request, shall continue to be the Earlier Termination Date until the end of the day immediately preceding the Current Termination Date then in effect at which time the Current Termination Date then in effect shall become the Extended Termination Date provided for in such Extension Confirmation Notice. In no event shall the term of this Agreement, after giving effect to any extension of the Current Termination Date at any time, exceed a period of 364 days.

(d) If fewer than all of the Banks agree to any extension of the Current Termination Date that shall have become effective in accordance with this Section 2.16, (i) no Advance made or to be made prior to the Earlier Termination Date shall have an Interest Period which ends after the Earlier Termination Date, (ii) all Advances, Local Currency Advances, if applicable, Japan Local Currency Advances, if applicable, and all other obligations, of the Borrower to the Banks hereunder shall be repaid in full on the Earlier Termination Date (whether from proceeds of Borrowings made on the Earlier Termination Date from the Banks having agreed to such extension or from other sources) and (iii) the Commitment, Local Currency Commitment or Japan Local Currency Commitment, as applicable, of each Bank that shall not have consented to such extension shall terminate on the Earlier Termination Date, and such Bank shall have no further obligation hereunder other than in respect of obligations expressly contemplated herein to survive the termination of this Agreement. Such Bank shall also receive from the applicable Borrower all other amounts owing to it hereunder or in connection herewith on the Earlier Termination Date.

SECTION 2.17. Term Loan Election. Each of Caterpillar and CFSC, at least ten (10) Business Days prior to the then effective Current Termination Date, may elect to convert, as of such Current Termination Date, the aggregate principal amount of the Advances then outstanding to it into one-year term loan Advances denominated in currencies permitted hereunder (each such Advance upon such conversion, a "Term Loan Advance", and such election, the "Term Loan Election"); provided, however, that such elections shall not be available to the Borrowers, and such conversions shall not be made, if (a) an Event of Default or unmatured Event of Default has occurred and is outstanding on or prior to the date of such election or the date on which such conversion is to occur, (b) the then effective Current Termination Date has been extended, or (c) the Revolving Credit Termination Date has occurred as a result of an event described in clause (ii) of the definition thereof. The conversion of Advances into Term Loan Advances pursuant to a Term Loan Election shall become effective on the Current Termination Date (the "Term Loan Effective Date") upon the payment by the Borrower(s) making the Term Loan Election of a fee in an amount equal to 1.00% times the aggregate principal amount of the Term Loan Advances on such date (the "Term Loan Election Fee"), which Term Loan Election Fee shall be non-refundable and shall be payable in immediately available funds to the Agent, for the ratable account of each Bank. Each such Term Loan Advance shall continue to be part of the Borrowing that it was a part of at the time of the Term Loan Effective Date. The aggregate principal amount of the Term Loan Advances, together with all accrued and unpaid interest thereon, and all outstanding fees, costs and expenses incurred in connection herewith, shall be due and payable on the Term Loan Repayment Date. No amount repaid in respect of a Term Loan Advance may be reborrowed.

SECTION 2.18. Defaulting Banks. Notwithstanding any provision of this Agreement to the contrary, if any Bank becomes a Defaulting Bank, then the following provisions shall apply for so long as such Bank is a Defaulting Bank:

(a)   Such Defaulting Bank will not be entitled to any fees accruing during such period pursuant to Section 2.04 (without prejudice to the rights of the Banks other than Defaulting Banks in respect of such fees);

(b)   (i) Any amount paid by the Borrowers or otherwise received by the Agent for the account of a Defaulting Bank under this Agreement other than any amounts representing principal or interest payable to such Defaulting Bank (whether on account of fees, indemnity payments or other amounts not constituting principal or interest) will not be paid or distributed to such Defaulting Bank, but will instead be retained by the Agent in a segregated non-interest bearing account until (subject to Section 2.18(d)) the termination of the Commitments and payment in full of all obligations of the Borrowers hereunder and will be applied by the Agent, to the fullest extent permitted by law, to the making of payments from time to time in the following order of priority: first to the payment of any amounts owing by such Defaulting Bank to the Agent under this Agreement, second to the payment of post-default interest and then current interest due and payable to the Non-Defaulting Banks, ratably among them in accordance with the amounts of such interest then due and payable to them, third to the payment of fees then due and payable to the Non-Defaulting Banks hereunder, ratably among them in accordance with the amounts of such fees then due and payable to them, fourth to the ratable payment of other amounts then due and payable to the Non-Defaulting Banks, and fifth after the termination of the Commitments and payment in full of all obligations of the Borrowers hereunder, to pay amounts owing under this Agreement to such Defaulting Bank or as a court of competent jurisdiction may otherwise direct. (ii) Any amount paid by the Borrowers for the account of a Defaulting Bank representing principal or interest payable to such Defaulting Bank shall be paid to such Defaulting Bank in the same amounts and in the same manner as if such Defaulting Bank were a Non-Defaulting Bank;

(c)   The Borrowers may terminate the unused amount of the Commitment of a Defaulting Bank upon not less than three (3) Business Days' prior notice to the Agent (which will promptly notify the Banks thereof), and in such event the provisions of Section 2.18(b) will apply to all amounts thereafter paid by the Borrowers for the account of such Defaulting Bank under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts), provided that such termination will not be deemed to be a waiver or release of any claim any Borrower, the Agent or any Bank may have against such Defaulting Bank; and

(d)   In the event that the Borrowers and the Agent agree in writing in their discretion that a Bank is no longer a Defaulting Bank, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any amounts then held in the segregated account referred to in Section 2.18(b)), such Bank will, to the extent applicable, purchase at par such portion of outstanding Advances of the other Banks and/or make such other adjustments as the Agent may determine to be necessary to cause the Revolving Credit Obligations of the Banks to be on a pro rata basis in accordance with their respective Commitments, whereupon such Bank will cease to be a Defaulting Bank and will be a Non-Defaulting Bank (and each Bank's ratable portion of aggregate outstanding Advances will automatically be adjusted on a prospective basis to reflect the foregoing); provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while such Bank was a Defaulting Bank; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Bank to Non-Defaulting Bank will constitute a waiver or release of any claim of any party hereunder arising from such Bank's having been a Defaulting Bank.

SECTION 2.19. Funding Vehicle. Each Bank may, at its option, make any Borrowing available to either CFC or CIF by causing any foreign or domestic branch or Affiliate of such Bank to make such Borrowing available; provided that any exercise of such option shall not affect the obligation of such Borrower to repay such Borrowing in accordance with the terms of this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum, as applicable.

ARTICLE III
CONDITIONS OF LENDING

SECTION 3.01. Conditions Precedent to Initial Advances. The obligation of each Bank to make its initial Advance on or after the Closing Date is subject to the conditions precedent that (i) all principal, accrued interest, fees, expenses, costs and other amounts outstanding under the terms of the Prior Agreement, accrued to the Closing Date, shall have been paid, and the commitments of the lenders thereunder to extend credit shall have terminated, (ii) the Agent shall have received, for the benefit of the Banks, the one time upfront fees due and payable on the Closing Date pursuant to the Joint Fee Letter and (iii) the Agent shall have received on or before the day of the initial Borrowing the following, each dated the Closing Date, in form and substance satisfactory to the Agent and in sufficient copies for each Bank:

(a)   A fully executed copy of this Agreement, of the Local Currency Addendum and of the Japan Local Currency Addendum.

(b)   Certified copies of the resolutions of the Board of Directors of each Borrower evidencing corporate authority to execute and deliver this Agreement, the Local Currency Addendum (if applicable), the Japan Local Currency Addendum (if applicable), the Notes and the other documents to be delivered hereunder, and of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement, the Local Currency Addendum (if applicable), the Japan Local Currency Addendum (if applicable), the Notes and the other documents to be delivered hereunder.

(c)   A certificate of the Secretary or an Assistant Secretary of each Borrower certifying the names and true signatures of the officers of such Borrower authorized to sign this Agreement, the Local Currency Addendum (if applicable), the Japan Local Currency Addendum (if applicable) and the Notes and the other documents to be delivered hereunder.

(d)   A favorable opinion of counsel for each of Caterpillar and CFSC, given upon their express instructions, substantially in the form of Exhibit D hereto.

(e)   A favorable opinion of Sidley Austin LLP, counsel for the Agent, given upon the Agent's express instructions, substantially in the form of Exhibit E hereto.

In addition, (i) the obligation of each Bank requesting Notes to make its initial Advance is subject to the further condition precedent that the Agent shall have received, on or before the day of the initial Borrowing, the Notes dated the Closing Date and payable to the order of such Bank, (ii) the obligation of the Local Currency Banks to make the initial Advances under the Local Currency Addendum shall be subject to any further conditions set forth in the Local Currency Addendum and (iii) the obligation of the Japan Local Currency Banks to make the initial Advances under the Japan Local Currency Addendum shall be subject to any further conditions set forth in the Japan Local Currency Addendum.

SECTION 3.02. Conditions Precedent to Each Borrowing. The obligation of each Bank to make an Advance on the occasion of each Borrowing to any Borrower (including the initial Borrowing) shall be subject to the further conditions precedent that on the date of such Borrowing:

(a) the following statements shall be true (and each of the giving of the applicable Notice of Borrowing and the acceptance by a Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by such Borrower that on the date of such Borrowing such statements are true):

(i) The representations and warranties contained in Section 4.01 (excluding those contained in the second sentence of subsection (e) and in subsection (f) thereof), and if such Borrowing is by CFSC, CIF or CFC, Section 4.02, are correct on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, and

(ii) No event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, which constitutes an Event of Default with respect to any Borrower; and

(b) the Agent shall have received such other approvals, opinions or documents as any Bank through the Agent may reasonably request.

SECTION 3.03. Conditions Precedent to Certain Borrowings. The obligation of each Bank to make an Advance on the occasion of any Borrowing to any Borrower which would increase the aggregate outstanding amount of Advances owing to such Bank over the aggregate amount of such Advances outstanding immediately prior to the making of such Advance shall be subject to the further conditions precedent that on the date of such Borrowing the following statements shall be true (and each of the giving of the applicable Notice of Borrowing and the acceptance by a Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by such Borrower that on the date of such Borrowing such statements are true): (i) the representations and warranties contained in subsection (f) of Section 4.01 are correct on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, and (ii) no event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, which would constitute an Event of Default with respect to any Borrower but for the requirement that notice be given or time elapse or both.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties of the Borrowers. Each Borrower represents and warrants as of the Closing Date and on each date specified in Article III, as follows:

(a)   Organization; Qualification. Such Borrower is a corporation duly organized, validly existing and in good standing (1) under the laws of the State of Delaware, in the case of Caterpillar and CFSC, (2) under the laws of Ireland, in the case of CIF and (3) under the laws of Japan, in the case of CFC, and is duly qualified to transact business and is in good standing as a foreign corporation in every jurisdiction in which failure to qualify would reasonably be expected to materially adversely affect (i) the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of such Borrower to perform its obligations under this Agreement and its Notes, under the Local Currency Addendum, in the case of CIF and CFSC, and under the Japan Local Currency Addendum, in the case of CFC and CFSC.

(b)   Authority; No Conflict. The execution, delivery and performance by such Borrower of this Agreement and its Notes, the Local Currency Addendum, in the case of CIF and CFSC, and the Japan Local Currency Addendum, in the case of CFC and CFSC, are within such Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (i) such Borrower's charter or by-laws or (ii) any law or any contractual restriction binding on or affecting such Borrower.

(c)   Governmental Consents. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required for the due execution, delivery and performance by such Borrower of this Agreement or its Notes, or of the Local Currency Addendum, in the case of CIF and CFSC, or of the Japan Local Currency Addendum in the case of CFC and CFSC.

(d)   Execution; Enforceability.

(i)   This Agreement has been duly executed and delivered by a duly authorized officer of such Borrower. Upon execution of this Agreement by the Agent and when the Agent shall have been notified by each Bank that such Bank has executed this Agreement, this Agreement will be, and such Borrower's Notes when executed and delivered hereunder will be, legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

(ii)   The Local Currency Addendum has been duly executed and delivered by a duly authorized officer of each of CFSC and CIF. Upon execution of the Local Currency Addendum by the Agent and the Local Currency Agent and when the Local Currency Agent or the Agent shall have been notified by each Local Currency Bank that such Local Currency Bank has executed the Local Currency Addendum, the Local Currency Addendum will be the legal, valid and binding obligation of each of CFSC and CIF enforceable against each of CFSC and CIF in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

(iii)   The Japan Local Currency Addendum has been duly executed and delivered by a duly authorized officer of each of CFSC and CFC. Upon execution of the Japan Local Currency Addendum by the Agent and the Japan Local Currency Agent and when the Japan Local Currency Agent or the Agent shall have been notified by each Japan Local Currency Bank that such Japan Local Currency Bank has executed the Japan Local Currency Addendum, the Japan Local Currency Addendum will be the legal, valid and binding obligation of each of CFSC and CFC enforceable against each of CFSC and CFC in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

(e)   Accuracy of Information; Material Adverse Change. The consolidated balance sheets of Caterpillar and CFSC as at December 31, 2011 and as at June 30, 2012, and the related consolidated statements of income and changes in stockholders' equity of Caterpillar and CFSC for the fiscal year and six‑month period, respectively, then ended, copies of which have been furnished to each Bank, fairly present the financial condition of Caterpillar and CFSC as at such dates and the results of the operations of Caterpillar and CFSC for such periods, all in accordance with generally accepted accounting principles consistently applied. Since December 31, 2011, there has been no material adverse change in such condition or operations.

(f)   Litigation. There is no pending or threatened action or proceeding affecting such Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator which is reasonably likely to materially adversely affect the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or which purports to affect the legality, validity or enforceability of this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or any Note or which is reasonably likely to materially adversely affect the ability of such Borrower to perform its obligations under this Agreement and its Notes or under the Local Currency Addendum, in the case of CIF and CFSC, or under the Japan Local Currency Addendum, in the case of CFC and CFSC.

(g)   Margin Stock. Such Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any Advance will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock. Following the application of the proceeds of each Advance, no more than 25% of the value of the assets of such Borrower will consist of, or be represented by, Margin Stock.

(h)   ERISA. Each Plan of such Borrower or a Subsidiary of such Borrower or an ERISA Affiliate complies in all material respects with ERISA, the Code and regulations thereunder and the terms of such Plan, except for such noncompliance as would not reasonably be expected to have a materially adverse effect on the ability of such Borrower to perform its obligations under this Agreement and its Notes. Each Plan has satisfied the minimum funding standard under Section 412 (a) of the Code without the need of any funding waiver under Section 412(c) of the Code. Neither such Borrower nor any ERISA Affiliate nor any fiduciary of any Plan which is not a Multiemployer Plan (as defined in Section 4001(a)(3) of ERISA) (i) has engaged in a nonexempt prohibited transaction described in Sections 406 of ERISA or 4975 of the Code whereby such prohibited transaction has materially adversely affected the business, financial condition or results of operations of such Borrower and any of its Subsidiaries, taken as a whole, or (ii) has taken or failed to take any action which would constitute or result in an ERISA Termination Event. Except as disclosed in Schedule 4.01(h), neither such Borrower nor any ERISA Affiliate has (i) failed to make a required contribution or payment to a Multiemployer Plan or (ii) made a complete or partial withdrawal under Sections 4203 or 4205 of ERISA from a Multiemployer Plan. Except as disclosed in Schedule 4.01 (h), neither such Borrower nor any ERISA Affiliate has failed to make a required installment or any other required payment under Section 412 of the Code or Section 430 of the Code on or before the due date for such installment or other payment. Neither such Borrower nor any ERISA Affiliate has incurred any liability to the PBGC which remains outstanding other than the payment of premiums, and there are no premium payments which have become due which are unpaid.

(i)   Taxes; Assessments. Such Borrower has paid or discharged, or caused to be paid or discharged, before the same shall have become delinquent, all taxes, assessments and governmental charges levied or imposed upon such Borrower or any Subsidiary of such Borrower or upon the income, profits or property of such Borrower or any Subsidiary of such Borrower, other than (i) such taxes, assessments and governmental charges the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, or (ii) up to $10,000,000 at any time in aggregate taxes, assessments, and governmental charges so long as no material adverse effect upon the business, financial condition or results of operations of the Borrowers and their Subsidiaries, taken as a whole, would reasonably be expected to result therefrom, and so long as, upon knowledge thereof, the applicable Borrower or Subsidiary either promptly pays the applicable delinquent amount or contests such amount as contemplated above.

SECTION 4.02. Additional Representations and Warranties of CFSC, CIF and CFC.

Each of CFSC, CIF and CFC represents and warrants that neither it nor any of its Subsidiaries is an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

ARTICLE V
COVENANTS OF THE BORROWERS

SECTION 5.01.Affirmative Covenants. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, each Borrower (provided, that for purposes of Sections 5.01(f)(i), (ii), (iii), (v), (vi), (viii), (ix) and (x), the term Borrower refers to each of Caterpillar and CFSC, but not to CFC or CIF) will, unless the Majority Banks shall otherwise consent in writing:

(a)   Corporate Existence, Etc. Subject to Section 5.02(b), do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that such Borrower shall not be required to preserve any such right or franchise if its board of directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Borrower and that the loss thereof would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement and its Notes.

(b)   Compliance with Laws, Etc. Comply, and cause each of its Subsidiaries to comply, in all material respects with all applicable laws, rules, regulations and orders, noncompliance with which would reasonably be expected to materially adversely affect (i) the financial condition or operations of such Borrower and its consolidated Subsidiaries taken as a whole or (ii) the ability of such Borrower to perform its obligations under this Agreement, its Notes, and, if applicable, the Local Currency Addendum or the Japan Local Currency Addendum.

(c)   Maintenance of Properties. Cause all properties used or useful in the conduct of its business or the business of any of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of such Borrower may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent such Borrower from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the reasonable judgment of such Borrower, desirable in the conduct of its business or the business of any Subsidiary of such Borrower and would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement and its Notes.

(d)   Payment of Taxes and Other Claims. Pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon such Borrower or any of its Subsidiaries or upon the income, profits or property of such Borrower or any of its Subsidiaries, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of such Borrower or any of its Subsidiaries; provided, however, that such Borrower shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; provided, further, that up to $10,000,000 in aggregate taxes, assessments, governmental charges, and lawful claims as described above may be delinquent at any time so long as no material adverse effect upon the business, financial condition or results of operations of the Borrowers and their Subsidiaries, taken as a whole, could reasonably be expected to result therefrom, and so long as, upon knowledge thereof, the applicable Borrower or Subsidiary either promptly pays the applicable delinquent amount or contests such amount as contemplated above.

(e)   Use of Proceeds. Use all proceeds of Advances solely for general corporate purposes, including, but not limited to, repaying or prepaying Advances in accordance with the terms of this Agreement.

(f)   Reporting Requirements. Furnish to the Banks:

(i)   as soon as available and in any event within forty‑five (45) days after the end of each of the first three quarters of each fiscal year of Caterpillar and CFSC, a consolidated balance sheet of Caterpillar and CFSC as of the end of such quarter, and a consolidated statement of income and changes in stockholders' equity of Caterpillar and CFSC for the period commencing at the end of the previous fiscal year and ending with the end of such quarter;

(ii)   as soon as available and in any event within ninety (90) days after the end of each fiscal year of Caterpillar and CFSC, a copy of the annual report for such year for such Borrower, containing consolidated financial statements of Caterpillar and CFSC for such year, certified (A) in a manner acceptable to the Majority Banks by PricewaterhouseCoopers L.L.P. or other independent public accountants acceptable to the Majority Banks and (B) as may be required under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all rules and regulations enacted under or in connection therewith;

(iii)   together with each delivery of any financial statements pursuant to clauses (i) and (ii) above, a Compliance Certificate in substantially the form of Exhibit F-1 or F-2 hereto, as applicable, demonstrating in reasonable detail compliance as at the end of the applicable accounting periods with the covenants contained in Section 5.03 (in the case of Caterpillar) and Sections 5.04 (a) and (b) (in the case of CFSC);

(iv)   as soon as possible and in any event within five (5) days after the occurrence of each Event of Default with respect to such Borrower and each event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Borrower, continuing on the date of such statement, a statement of the chief financial officer of such Borrower setting forth details of such Event of Default or event and the action which such Borrower has taken and proposes to take with respect thereto;

(v)   promptly after the sending or filing thereof, copies of all reports which such Borrower sends to any of its security holders, and copies of all reports and registration statements (without exhibits) which such Borrower or any of its Subsidiaries (without duplication) files with the Securities and Exchange Commission or any national securities exchange, in each case without duplication of materials furnished to the Banks pursuant to clauses (i) or (ii) of this subsection (f);

(vi)   promptly after the written request of the Agent or any Bank, copies of all reports and notices which such Borrower or any ERISA Affiliate or Subsidiary of such Borrower files under ERISA with the Internal Revenue Service or the PBGC or the U.S. Department of Labor or which such Borrower or any ERISA Affiliate or Subsidiary of such Borrower receives from any such Person;

(vii)   promptly after (A) the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration, before any court or arbitrator or any governmental or administrative body, agency or official, against such Borrower or any of its material property, or (B) actual knowledge thereof, notice of the threat of any such action, suit, proceeding, investigation or arbitration, and in the case of either (A) or (B), which such Borrower reasonably believes is likely to be resolved against such Borrower and, if so resolved against such Borrower, is reasonably anticipated by such Borrower to materially adversely affect (x) the financial condition of such Borrower and its consolidated Subsidiaries taken as a whole or (y) the ability of such Borrower to perform its obligations under this Agreement and its Notes, and, if applicable, the Local Currency Addendum or the Japan Local Currency Addendum (without duplication of notices furnished to the Banks pursuant to clause (v) of this subsection (f));

(viii)   promptly after (A) the occurrence thereof, notice that (1) an ERISA Termination Event or a "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Plan of such Borrower has occurred and there shall result therefrom a liability or material risk of incurring a liability to the PBGC or a Plan that will have a material adverse affect upon the business or financial condition or results of such Borrower and its Subsidiaries, taken as a whole, which notice shall specify the nature thereof and such Borrower's proposed response thereto, (2) such Borrower or an ERISA Affiliate has failed to make a required installment or any other required payment under Section 412 or Section 430 of the Code and (3) the plan administrator of any Plan has applied under Section 412(c) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code, together with copies of such waiver application, and (B) actual knowledge thereof, copies of any notice of the PBGC's intention to terminate or to have a trustee appointed to administer any Plan;

(ix)   (A) on the Closing Date, the then Credit Ratings for such Borrower from S&P and Moody's and (B) within two (2) Business Days after such Borrower receives notice from S&P or Moody's of a change in any of such Borrower's Credit Ratings, such Borrower's revised Credit Ratings (or, if applicable, notice that a Credit Rating will no longer be received from such rating service); and

(x)   such other information respecting the condition or operations, financial or otherwise, of such Borrower or any of its Subsidiaries as any Bank through the Agent may from time to time reasonably request in writing with an indication of the reason for such request.

Financial statements and other documents required to be furnished pursuant to Section 5.01(f)(i) or (ii) (to the extent any such financial statements or other documents are included in reports or other materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been furnished on the date on which (i) the applicable Borrower posts such financial statements or other documents, or provides a link thereto, on such Borrower's website on the Internet, or (ii) such financial statements or other documents are posted on behalf of the applicable Borrower on the Approved Electronic Platform or an Internet or intranet website, if any, to which each Bank and the Agent have access (whether a commercial, third-party website or whether sponsored by the Agent or the Securities and Exchange Commission's website located at http://www.sec.gov/edgar/searchedgar/webusers.htm).

SECTION 5.02. Negative Covenants. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, no Borrower will, without the written consent of the Majority Banks:

(a)   Liens, Etc. Create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist, any lien, security interest or other charge or encumbrance of any kind, (excluding Caterpillar Purchase Claims and CFSC Purchase Claims, to the extent that such Purchase Claims could be deemed to constitute liens or security interests), upon or with respect to any of its properties, whether now owned or hereafter acquired, or assign, or permit any of its Subsidiaries to assign, any right to receive income (excluding any assignment of accounts receivable arising out of or in connection with the sale or securitization by Caterpillar, CFSC or any Subsidiary of either of its accounts receivable giving rise to Caterpillar Purchase Claims or CFSC Purchase Claims), in each case to secure or provide for the payment of any Debt of any Person, if the aggregate amount of the Debt so secured (or for which payment has been provided) would at any time exceed an amount equal to 10% of Consolidated Net Tangible Assets of such Borrower.

(b)   Mergers, Etc. (i) Merge or consolidate with or into any Person, or permit any of its Subsidiaries to do so, or (ii) convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to any Person, or (iii) together with one or more of its consolidated Subsidiaries, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of such Borrower and its consolidated Subsidiaries (whether now owned or hereafter acquired) to any Person; except that any Subsidiary of such Borrower may merge or consolidate with or into, or transfer assets to, or acquire assets of, such Borrower or any other Subsidiary of such Borrower and except that any Subsidiary of such Borrower may merge into or transfer assets to such Borrower and such Borrower may merge with, and any Subsidiary of such Borrower may merge or consolidate with or into, any other Person, provided in each case that, immediately after giving effect to such proposed transaction, no Event of Default with respect to such Borrower or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Borrower, would exist and in the case of any such merger to which any Borrower is a party, such Borrower is the surviving corporation.

SECTION 5.03.   Financial Covenant of Caterpillar. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, Caterpillar will, unless the Majority Banks shall otherwise consent in writing, maintain at all times during each fiscal year of Caterpillar, Consolidated Net Worth of not less than $9,000,000,000.

SECTION 5.04.Financial and Other Covenants of CFSC. So long as any Advance shall remain unpaid or any Bank shall have any Commitment hereunder, CFSC will, unless the Majority Banks shall otherwise consent in writing:

(a)   Ratio of CFSC Consolidated Debt to Consolidated Net Worth.

(i)   Maintain at all times a ratio (the "Leverage Ratio") of (x) CFSC Consolidated Debt to (y) CFSC's Consolidated Net Worth of not greater than 10.0 to 1. For purposes of this subsection (i), the Leverage Ratio at any time shall be equal to the average of the Leverage Ratios as determined on the last day of each of the six preceding calendar months.

(ii)   Maintain a Leverage Ratio of not greater than 10.0 to 1 on each December 31, commencing December 31, 2012. For purposes of this subsection (ii), the Leverage Ratio shall be the ratio of (x) CFSC Consolidated Debt to (y) CFSC's Consolidated Net Worth on the date for which computed.

(b)   Interest Coverage Ratio. Maintain a ratio of (i) profit excluding income taxes, Interest Expense and Net Gain/(Loss) From Interest Rate Derivatives to (ii) Interest Expense of not less than 1.15 to 1, in each case, calculated at the end of each calendar quarter for the rolling four-quarter period then most recently ended for CFSC and its Subsidiaries on a consolidated basis in accordance with generally accepted accounting principles.

(c)   Support Agreement. CFSC will not terminate, or make any amendment or modification to, the Support Agreement which, in the determination of the Agent, adversely affects the Banks' interests pursuant to this Agreement, without giving the Agent and the Banks at least thirty (30) days prior written notice and obtaining the written consent of the Majority Banks.

ARTICLE VI
EVENTS OF DEFAULT

SECTION 6.01.Events of Default. If any of the following events ("Events of Default") shall occur and be continuing with respect to any Borrower:

(a)   Such Borrower shall fail to pay (i) any principal of any of the Advances when the same becomes due and payable, or (ii) any interest on any of the Advances, or any Commitment Fee, Term Loan Election Fee, other fee or other amount payable by it hereunder (including, in the case of CFSC, any amount payable under the CFSC Guaranty) by the later of (A) five (5) Business Days after such item has become due and (B) two (2) Business Days after receipt of written notice from the Agent that such item has become due; or

(b)   Any representation or warranty made by such Borrower herein, in the Local Currency Addendum or in the Japan Local Currency Addendum, or by such Borrower (or any of its officers) in connection with this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, shall prove to have been incorrect in any material respect when made or deemed made; or

(c)   Such Borrower shall fail to perform or observe (i) any covenant or agreement made by it contained in subsection (a) or (f)(iv) of Section 5.01 or in Section 5.02 or (ii) any other term, covenant or agreement contained in this Agreement, the Japan Local Currency Addendum or the Local Currency Addendum on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement shall remain unremedied for 30 days after written notice thereof shall have been received by such Borrower; provided, that should CFSC or any of its Subsidiaries fail to observe any such term, covenant or agreement referred to in subsections (i) or (ii) above, such failure shall not be attributable, except as otherwise expressly provided for in this Agreement, to Caterpillar; or

(d)   Any of the following shall occur:

(i)   such Borrower or any Subsidiary of such Borrower (other than CFSC and its Subsidiaries in the case of Caterpillar) shall fail to pay any principal of, premium or interest on, or other amount owing in respect of any of its Debt which is outstanding in a principal amount of at least $100,000,000 in the aggregate, in the case of Caterpillar, or $50,000,000 in the aggregate, in the case of each of CFSC, CIF and CFC (but excluding, in each case, Debt consisting of such Borrower's obligations hereunder (including the Local Currency Addendum or the Japan Local Currency Addendum, if applicable) or under the Other Credit Agreements) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or

(ii)   such Borrower or any Subsidiary of such Borrower (other than CFSC and its Subsidiaries in the case of Caterpillar) shall fail to observe or perform any term, covenant or condition on its part to be observed or performed under any agreement or instrument relating to any such Debt which is outstanding in a principal amount of at least $100,000,000 in the aggregate, in the case of Caterpillar, or $50,000,000 in the aggregate, in the case of each of CFSC, CIF and CFC (but excluding, in each case, Debt consisting of such Borrower's obligations hereunder (including the Local Currency Addendum or the Japan Local Currency Addendum, if applicable) or under the Other Credit Agreements), when required to be observed or performed, and such failure shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such failure is to accelerate, or permit the acceleration of, the maturity of such Debt or such Debt has been accelerated and such acceleration has not been rescinded, or

(iii)   any amount of Debt in excess of $100,000,000 in the aggregate, in the case of Caterpillar, or $50,000,000 in the aggregate, in the case of each of CFSC, CIF and CFC, shall be required to be prepaid, defeased, purchased or otherwise acquired by such

Borrower or any Subsidiary of such Borrower (other than CFSC and its Subsidiaries in the case of Caterpillar), other than by a regularly scheduled required prepayment, prior to the stated maturity thereof, or

(iv)   any "Event of Default" shall occur with respect to such Borrower under either of the Other Credit Agreements, or

(v)   in the case of CIF or CFC, any CFSC Event of Default shall occur, or the CFSC Guaranty shall be terminated, revoked, or declared void, voidable, invalid or unenforceable; or

(e)   Such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) shall generally not pay its debts as such debts become due, or an officer or other authorized representative of such Borrower or Subsidiary shall admit in writing such Borrower's or Subsidiary's inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property; or any such proceeding shall be instituted against such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) and either an order for relief against such Borrower or Subsidiary is entered in such proceeding or such proceeding is not dismissed within forty-five (45) days; or such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) shall take any corporate action to authorize any of the actions set forth above in this subsection (e); provided, however, that the filing of one or more of the proceedings and/or the occurrence of one or more of the other events described in this Section 6.01 (e) with respect to any Insignificant Subsidiary shall not constitute an Event of Default hereunder until such time as the aggregate of the asset values, as reasonably determined by Caterpillar in accordance with generally accepted accounting principles, of all Insignificant Subsidiaries subject to the proceedings and/or other events described in this Section 6.01(e) equals or exceeds $250,000,000 (with each Insignificant Subsidiary's asset value being determined, for purposes of this clause (e), on the date on which such filing or other event commences or otherwise initially occurs with respect to such Insignificant Subsidiary and with such value remaining in effect for such Insignificant Subsidiary once determined); or

(f)   Any judgment or order for the payment of money in excess of (i) $100,000,000 in the case of Caterpillar, or (ii) $50,000,000 in the case of each of CFSC, CIF and CFC, shall be rendered against such Borrower or any of its Subsidiaries (other than CFSC and its Subsidiaries in the case of Caterpillar) and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)　(i) A Plan of such Borrower shall fail to satisfy the minimum funding standard required by Section 412 of the Code for any plan year or a waiver of such standard is sought or granted under Section 412(c), or (ii) an ERISA Termination Event shall have occurred with respect to such Borrower or an ERISA Affiliate or such Borrower or an ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 4062, 4063, 4064, 4201 or 4204 of ERISA, or (iii) such Borrower or an ERISA Affiliate shall engage in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the Department of Labor, or (iv) such Borrower or an ERISA Affiliate shall fail to pay any required installment or any other payment required under Section 412 or Section 430 of the Code on or before the due date for such installment or other payment, or (v) such Borrower or an ERISA Affiliate shall fail to make any contribution or payment to any Multiemployer Plan (as defined in Section 4001(a)(3) of ERISA) which such Borrower or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan or any law pertaining thereto, and there shall result from any such event or events either a liability or a material risk of incurring a liability to the PBGC or a Plan, which will have a material adverse effect upon the business, financial condition or results of operations of such Borrower and its Subsidiaries, taken as a whole;

(h)　With respect to CFSC, CIF or CFC, a Change of Control shall occur; or

(i)　With respect to CFSC, CIF or CFC, the Support Agreement shall for any reason fail to be in full force and effect, or any action shall be taken by any Borrower to discontinue or to assert the invalidity or unenforceability of the Support Agreement, or CFSC or Caterpillar shall fail to comply with any of the terms or provisions of the Support Agreement;

then, and in any such event, (i) the Agent (x) shall at the request, or may with the consent, of the Majority Banks, by notice to the Borrowers, declare the obligation of each Bank to make Advances to such Borrower to be terminated, whereupon the same shall forthwith terminate, and (y) shall at the request, or may with the consent, of the Majority Banks, by notice to such Borrower, declare the Advances to such Borrower, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon such Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by such Borrower; (ii) in the case of a CFSC Event of Default or a CIF Event of Default, the Local Currency Agent, (x) shall at the request, or may with the consent, of the Majority Local Currency Banks, by notice to the Borrowers, declare the obligation of each Local Currency Bank to make Local Currency Advances to CIF to be terminated, whereupon the same shall forthwith terminate, and (y) shall at the request, or may with the consent, of the Majority Local Currency Banks, by notice to CIF, declare the Local Currency Advances to CIF, all interest thereon and all other amounts payable under this Agreement and the Local Currency Addendum to be forthwith due and payable, whereupon such Local Currency Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by CIF and (iii) in the case of a CFSC Event of Default or a CFC Event of Default, the Japan Local Currency Agent, (x) shall at the request, or may with the consent, of the Majority Japan Local Currency Banks, by notice to the Borrowers, declare the obligation of each Japan Local Currency Bank to make Japan Local Currency Advances to CFC to be terminated, whereupon the same shall forthwith terminate, and (y) shall at the request, or may with the consent, of the Majority Japan Local Currency Banks, by notice to CFC, declare the Japan Local Currency Advances to CFC, all interest thereon and all other amounts payable under this Agreement and the Japan Local Currency Addendum to be forthwith due and payable, whereupon such Japan Local Currency Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by CFC; provided, however, upon the occurrence of any Event of Default with respect to any Borrower described in Section 6.01(e), (A) the obligation of each Bank to make Advances to any Borrower shall automatically be terminated and (B) the Advances to the Borrowers, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrowers. Notwithstanding anything in the foregoing to the contrary, the fact that an Event of Default exists with respect to one of the Borrowers hereunder shall not of itself constitute an Event of Default with respect to any of the other Borrowers, provided, however, that in the case of CIF and CFC, any CFSC Event of Default shall be a CIF Event of Default and a CFC Event of Default.

ARTICLE VII
AGENCY

SECTION 7.01. Appointment and Authority. Each Bank hereby appoints Citibank to act on its behalf as the Agent hereunder and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article VII are solely for the benefit of the Agent and the Banks, and no Borrower shall have any rights as a third party beneficiary of any of such provisions.

SECTION 7.02. Agent Individually. (a) The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Bank as any other Bank and may exercise the same as though it were not the Agent; and the term "Bank" or "Banks" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Agent hereunder and without any duty to account therefor to the Banks.

(b)   Each Bank understands that the Person serving as Agent, acting in its individual capacity, and its Affiliates (collectively, the "Agent's Group") are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Section 7.02 as "Activities") and may engage in the Activities with or on behalf of one or more of the Borrowers or their respective Affiliates. Furthermore, the Agent's Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the

Borrowers and their Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Borrowers or their respective Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Borrowers or their Affiliates. Each Bank understands and agrees that in engaging in the Activities, the Agent's Group may receive or otherwise obtain information concerning the Borrowers or their Affiliates (including information concerning the ability of the Borrowers to perform their respective obligations hereunder, under the Local Currency Addendum, if applicable, and under the Japan Local Currency Addendum, if applicable) which information may not be available to any of the Banks that are not members of the Agent's Group. None of the Agent nor any member of the Agent's Group shall have any duty to disclose to any Bank or use on behalf of the Banks, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any Borrower or any Affiliate of any Borrower) or to account for any revenue or profits obtained in connection with the Activities, except that the Agent shall deliver or otherwise make available to each Bank such documents as are expressly required by this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum to be transmitted by the Agent to the Banks.

(c)   Each Bank further understands that there may be situations where members of the Agent's Group or their respective customers (including the Borrowers and their Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Banks (including the interests of the Banks hereunder, under the Local Currency Addendum and under the Japan Local Currency Addendum). Each Bank agrees that no member of the Agent's Group is or shall be required to restrict its activities as a result of the Person serving as Agent being a member of the Agent's Group, and that each member of the Agent's Group may undertake any Activities without further consultation with or notification to any Bank. None of (i) this Agreement, the Notes, the Local Currency Addendum or the Japan Local Currency Addendum, (ii) the receipt by the Agent's Group of information (including the Information Memorandum) concerning the Borrowers or their Affiliates (including information concerning the ability of the Borrowers to perform their respective obligations hereunder, under the Local Currency Addendum, if applicable, and under the Japan Local Currency Addendum, if applicable) nor (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation any duty of trust or confidence) owing by the Agent or any member of the Agent's Group to any Bank including any such duty that would prevent or restrict the Agent's Group from acting on behalf of customers (including the Borrowers or their Affiliates) or for its own account.

SECTION 7.03. Duties of Agent; Exculpatory Provisions.   (a)   The Agent's duties hereunder, the Local Currency Agent's duties under the Local Currency Addendum and the Japan Local Currency Agent's duties under the Japan Local Currency Addendum are solely ministerial and administrative in nature and none of the Agent, the Local Currency Agent or the Japan Local Currency Agent shall have any duties or obligations except those expressly set forth herein, in the Local Currency Addendum or in the Japan Local Currency Addendum. Without limiting the generality of the foregoing, none of the Agent, the Local Currency Agent or the Japan Local Currency Agent shall have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Majority Banks, the Majority Local Currency Banks or the Majority Japan Local Currency Banks, as applicable (or such other number or percentage of the Banks as shall be expressly provided for herein, in the Local Currency Addendum or in the Japan Local Currency Addendum, as applicable), provided that none of the Agent, the Local Currency Agent or the Japan Local Currency Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent, the Local Currency Agent, the Japan Local Currency Agent or any of their respective Affiliates to liability or that is contrary to this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or applicable law (including for the avoidance of doubt, any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Bank in violation of any Debtor Relief Law).

(b)   None of the Agent, the Local Currency Agent or the Japan Local Currency Agent shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Banks, the Majority Local Currency Banks or the Majority Japan Local Currency Banks, as applicable (or as the Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 8.01 and 6.01) or (ii) in the absence of its own gross negligence or willful misconduct. The Agent shall be deemed not to have knowledge of any Event of Default or the event or events that give or may give rise to any Event of Default unless and until the Borrowers or any Bank shall have given notice to the Agent describing such Event of Default and such event or events.

(c)   None of the Agent, any member of the Agent's Group, the Local Currency Agent or the Japan Local Currency Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement, the Information Memorandum, the Local Currency Addendum or the Japan Local Currency Addendum, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Event of Default or unmatured Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, the Notes, the Local Currency Addendum, the Japan Local Currency Addendum or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article III or elsewhere herein, other than (but subject to the foregoing clause (ii)) to confirm receipt of items expressly required to be delivered to the Agent.

(d)   Nothing in this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum shall require the Agent or any of its Related Parties to carry out any "know your customer" or other checks in relation to any person on behalf of any Bank and each Bank confirms to the Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or any of its Related Parties.

SECTION 7.04. Reliance by Agent. Each of the Agent, the Local Currency Agent and the Japan Local Currency Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each of the Agent, the Local Currency Agent and the Japan Local Currency Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance that by its terms must be fulfilled to the satisfaction of a Bank, a Local Currency Bank or the Japan Local Currency Bank, the Agent, the Local Currency Agent and the Japan Local Currency Agent may presume that such condition is satisfactory to such Bank, Local Currency Bank or the Japan Local Currency Bank, as applicable unless an officer of the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, responsible for the transactions contemplated hereby shall have received notice to the contrary from such Bank, Local Currency Bank or Japan Local Currency Bank, as applicable, prior to the making of such Advance, and in the case of a Borrowing, such Bank, Local Currency Bank or such Japan Local Currency Bank, as applicable, shall not have made available to the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, such Bank's, Local Currency Bank's or Japan Local Currency Bank's, as applicable, ratable portion of such Borrowing. The Agent, the Local Currency Agent and the Japan Local Currency Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 7.05. Delegation of Duties. The Agent may perform any and all of its duties and exercise its rights and powers hereunder, under the Local Currency Addendum or under the Japan Local Currency Addendum by or through any one or more sub‑agents appointed by the Agent. The Agent and any such sub‑agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. Each such sub‑agent and the Related Parties of the Agent and each such sub‑agent shall be entitled to the benefits of all provisions of this Article VII and Section 8.04 (as though such sub-agents were the "Agent" hereunder or under the Japan Local currency Addendum) as if set forth in full herein with respect thereto.

SECTION 7.06. Resignation of Agent. The Agent may at any time give notice of its resignation to the Banks and the Borrowers. Upon receipt of any such notice of resignation, the Majority Banks shall have the right, in consultation with the Borrowers, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Majority Banks and shall have accepted such appointment within 60 days after the retiring Agent gives notice of its resignation (such 60-day period, the "Bank Appointment Period"), then the retiring Agent may on behalf of the Banks, appoint a successor Agent meeting the qualifications set forth above. In addition and without any obligation on the part of the retiring Agent to appoint, on behalf of the Banks, a successor Agent, the retiring Agent may at any time upon or after the end of the Bank Appointment Period notify the Borrowers and the Banks that no qualifying Person has accepted appointment as successor Agent and the effective date of such retiring Agent's resignation which effective date shall be no earlier than three business days after the date of such notice. Upon the resignation effective date established in such notice and regardless of whether a successor Agent has been appointed and accepted such appointment, the retiring Agent's resignation shall nonetheless become effective and (i) the retiring Agent shall be discharged from its duties and obligations as Agent hereunder and (ii) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Bank directly, until such time as the Majority Banks appoint a successor Agent as provided for above in this paragraph. Upon the acceptance of a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties as Agent of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations as Agent hereunder (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Agent's resignation hereunder, or any retiring Local Currency Agent's resignation or removal under the Local Currency Addendum, or any retiring Japan Local Currency Agent's resignation or removal under the Japan Local Currency Addendum, the provisions of this Article VII and Section 8.04 shall continue in effect for the benefit of such retiring Agent, Local Currency Agent or Japan Local Currency Agent, its sub‑agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent, the retiring Local Currency Agent was acting as Local Currency Agent or the retiring Japan Local Currency Agent was acting as Japan Local Currency Agent.

SECTION 7.07. Non-Reliance on Agents and Other Banks. (a) Each Bank confirms to the Agent, the Local Currency Agent, the Japan Local Currency Agent, each other Bank and each of their respective Related Parties that it (i) possesses (individually or through its Related Parties) such knowledge and experience in financial and business matters that it is capable, without reliance on the Agent, the Local Currency Agent, the Japan Local Currency Agent, any other Bank or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making Advances and other extensions of credit hereunder and (z) in taking or not taking actions hereunder and thereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making Advances and other extensions of credit hereunder is suitable and appropriate for it.

(b) Each Bank acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement and, to the extent such Bank is a party thereto, the Local Currency Addendum and the Japan Local Currency Addendum, (ii) that it has, independently and without reliance upon the Agent, the Local Currency Agent, the Japan Local Currency Agent, any other Bank or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement and, to the extent such Bank is a party thereto, the Local Currency Addendum and the Japan Local Currency Addendum, based on such documents and information, as it has deemed appropriate and (iii) it will, independently and without reliance upon the Agent, the Local Currency Agent, the Japan

Local Currency Agent, any other Bank or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement and, to the extent such Bank is a party thereto, the Local Currency Addendum and the Japan Local Currency Addendum, based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

     (A)   the financial condition, status and capitalization of each Borrower;

     (B)   the legality, validity, effectiveness, adequacy or enforceability of this Agreement, the Notes (with respect to any Bank that has requested a Note), the Local Currency Addendum (with respect to any Bank party thereto), the Japan Local Currency Addendum (with respect to any Bank party thereto) and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection herewith or therewith;

     (C)   determining compliance or non-compliance with any condition hereunder to the making of an Advance hereunder and, to the extent such Bank is a party thereto, under the Local Currency Addendum or the Japan Local Currency Addendum, and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition subject to confirmation by the Agent of its receipt of items requested to be delivered as conditions to lending pursuant to Sections 3.01 and 3.02 hereof;

     (D)   adequacy, accuracy and/or completeness of the Information Memorandum and any other information delivered by the Agent, any other Bank or by any of their respective Related Parties under or in connection with this Agreement, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection herewith or therewith.

     SECTION 7.08. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Persons acting as Bookrunners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement, except in its capacity, as applicable, as the Agent or as a Bank hereunder.

     SECTION 7.09. Indemnification. To the extent not reimbursed by the Borrowers in accordance with Section 8.4 hereof, the Banks agree to indemnify the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers and the Co-Syndication Agents ratably according to the respective principal amounts of the Revolving Credit Advances, Local Currency Advances, Japan Local Currency Advances or Term Loan Advances, as applicable, then held by each of them (or if no Revolving Credit Advances, Local Currency Advances, Japan Local Currency Advances or Term Loan Advances are at the time outstanding, ratably according to the respective amounts of their Commitments, Local Currency Commitments or Japan Local Currency Commitments, as applicable), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers or the Co-Syndication Agents in any way relating to or arising out of this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum or any action taken or omitted by the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers or the Co-Syndication Agents under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum; provided that no Bank shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's, the Local Currency Agent's, the Japan Local Currency Agent's, the Arrangers' or the Co-Syndication Agents' gross negligence or willful misconduct. Without limitation of the foregoing, each Bank agrees to reimburse the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers and the Co-Syndication Agents promptly upon demand for its ratable share (determined as specified in the first sentence of this Section 7.09) of any out-of-pocket expenses (including reasonable outside counsel fees) incurred by the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers or the Co-Syndication Agents in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiation, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, to the extent that the Agent, the Local Currency Agent, the Japan Local Currency Agent, the Arrangers or the Co-Syndication Agents are not reimbursed for such expenses by the Borrowers.

ARTICLE VIII
MISCELLANEOUS

SECTION 8.01. Amendments, Etc.

(a)   No amendment or waiver of any provision of this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or the Notes, nor consent to any departure by any Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Borrowers and the Majority Banks, the Majority Local Currency Banks or the Majority Japan Local Currency Banks, as the case may be, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall, unless in writing and signed by all the Banks, do any of the following: (a) waive any of the conditions specified in Section 3.01, 3.02, or 3.03 (if and to the extent that the Borrowing which is the subject of such waiver would involve an increase in the aggregate outstanding amount of Advances over the aggregate amount of Advances outstanding immediately prior to such Borrowing), (b) increase the Commitments of the Banks (other than pursuant to Section 2.05(c)), increase the Local Currency Commitments, increase the Japan Local Currency Commitments, or subject the Banks to any additional obligations, (c) reduce or forgive the principal of, or rate or amount of interest on, the Advances or any fees or other amounts payable hereunder, (d) postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder, (e) change the definition of "Majority Banks," "Majority Local Currency Banks" or "Majority Japan Local Currency Banks," or the percentage of the Commitments or of the aggregate unpaid principal amount of the Advances, or the number of Banks, which shall be required for the Banks, or any of them, to take any action hereunder, under the Local Currency Addendum or under the Japan Local Currency Addendum, or the percentage of the Local Currency Commitments or Japan Local Currency Commitments or the aggregate unpaid Local Currency Advances or Japan Local Currency Advances, or the number of Local Currency Banks or Japan Local Currency Banks, which shall be required for the Local Currency Banks or the Japan Local Currency Banks, as applicable, or any of them, to take any action hereunder, under the Local Currency Addendum or under the Japan Local Currency Addendum, as applicable, (f) amend, modify, or otherwise release CFSC from its obligations under, Article IX hereof or (g) amend this Section 8.01; and provided, further, that no amendment, waiver or consent shall, unless in writing and signed by the Agent and the Local Currency Agent or the Japan Local Currency Agent, as applicable, in addition to the Borrower and the Banks required above to take such action, affect the rights or duties of the Agent, the Local Currency Agent or the Japan Local Currency Agent, as applicable, under this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or any Note.

(b)   Anything herein to the contrary notwithstanding, during such period as a Bank is a Defaulting Bank, to the fullest extent permitted by applicable law, such Bank will not be entitled to vote in respect of amendments and waivers hereunder and the Commitment and the outstanding Advances or other extensions of credit of such Bank hereunder will not be taken into account in determining whether the Majority Banks or all of the Banks, as required, have approved any such amendment or waiver (and the definition of "Majority Banks" will automatically be deemed modified accordingly for the duration of such period); provided, that any such amendment or waiver that would increase the Commitment of such Defaulting Bank or subject such Defaulting Bank to any additional obligations, postpone the date fixed for any payment of principal or interest owing to such Defaulting Bank hereunder, reduce the principal of, or interest on, the Advances or any fees or other amounts owing to such Defaulting Bank hereunder, or alter the terms of this proviso, will require the consent of such Defaulting Bank.

SECTION 8.02. Notices; Communications, Etc.

(a)   All notices, demands, requests, consents and other Communications provided for in this Agreement shall be given in writing, or by any telecommunication device capable of creating a written record (including electronic mail, except with respect to (x) service of process to any party or (y) communications to any Bank that has previously notified the Agent and the Borrowers that electronic mail is not an acceptable delivery method), and addressed to the party to be notified as follows:

(i)   if to Caterpillar

Caterpillar Inc.
100 N.E. Adams Street
Peoria, Illinois 61629‑5370
Attention of: Manager - Corporate Finance Services
Telecopier No.: 309-675-4315
E-Mail Address: McNaught_G_Dean@cat.com

with a copy to:

Caterpillar Inc.

100 N.E. Adams Street
Peoria, Illinois 61629-6490
Attention: Legal Services – Securities Group
Telecopier No.: 309-494-1467
E-Mail Address: Eppel_Desmond@cat.com

(ii)   if to CFSC, CIF or CFC

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention of: Treasurer
Telecopier No.: 615-341-8596
E-Mail Address: David.Kacynski@cat.com

with a copy to:

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention: Legal Department – Securities Group
Telecopier No.: 615-341-1083
E-Mail Address: Kendrick.Vaughn@cat.com

(iii)   if to the Agent

Citibank, N.A.
Bank Loan Syndications
1615 Brett Rd., Building No. 3
New Castle, Delaware 19720
Attention of: Bank Loan Syndications
Telecopier No.: 212-994-0961
E-Mail Address: tonia.deas@citi.com

with a copy to

Citibank, N.A.
233 South Wacker Drive
Chicago, Illinois 60606
Attention of: Marianne O'Donnell
Telecopier No.: 312-281-9155
E-Mail Address: marianne.odonnell@citi.com

(iv)   if to any other Bank, to its address (or telecopier number or e-mail address) set forth in its Administrative Questionnaire;

or at such other address as shall be notified in writing (x) in the case of the Borrowers or the Agent, to the other parties and (y) in the case of all other parties, to the Borrowers and the Agent.

(b)   Except as otherwise provided in this Agreement, all notices, demands, requests, consents and other Communications described in clause (a) shall be effective (i) if delivered by hand, including any overnight courier service, upon personal delivery, (ii) if delivered by mail, when received by the intended recipient, (iii) if delivered by posting to an Approved Electronic Platform, an Internet website or a similar telecommunication device requiring that a user have prior access to such Approved Electronic Platform, website or other device (to the extent permitted by this Section 8.02 to be delivered thereunder), when such notice, demand, request, consent and other communication shall have been made generally available on such Approved Electronic Platform, Internet website or similar device to the class of Person being notified (regardless of whether any such Person must accomplish, and whether or not any such Person shall have accomplished, any action prior to obtaining access to such items, including registration, disclosure of contact information, compliance with a standard user agreement or undertaking a duty of confidentiality) and such Person has been notified in respect of such posting that a communication has been posted to the Approved Electronic Platform and (iv) if delivered by electronic mail or any other telecommunications device, when received by the intended recipient; provided, however, that notices and communications to the Agent pursuant to Article II or Article VII shall not be effective until received by the Agent. If any notice, demand, request or other communication related to an Event of Default (including, without limitation, any notice of a failure to make a required payment), is delivered by the Agent or any Bank to the Borrower by electronic mail or any other telecommunications device, the Agent or such Bank, as applicable, shall promptly deliver a duplicate copy of such notice, demand, request or other communication to the Borrower by hand (including by overnight courier service) or by mail.

(c)   Notwithstanding clauses (a) and (b) (unless the Agent and the Borrowers agree that the provisions of clause (a) and (b) be followed) and any other provision in this Agreement providing for the delivery of any Approved Electronic Communication by any other means, the Borrowers shall deliver all Approved Electronic Communications to the Agent by properly transmitting such Approved Electronic Communications in an electronic/soft medium in a format reasonably acceptable to the Agent to oploanswebadmin@citigroup.com or such other electronic mail address (or similar means of electronic delivery) as the Agent may notify to the Borrowers. Nothing in this clause (c) shall prejudice the right of the Agent or any Bank to deliver any Communication to any Borrower in any manner authorized in this Agreement or to request that the Borrowers effect delivery in such manner.

(d)   Each of the Banks and each Borrower agree that the Agent may, but shall not be obligated to, make the Approved Electronic Communications available to the Banks by posting such Approved Electronic Communications on IntraLinks™ or a substantially similar electronic platform chosen by the Agent to be its electronic transmission system (the "Approved Electronic Platform").

(e)   Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Agent from time to time (including, as of the Closing Date, a dual firewall and a User ID/Password Authorization System) and the Approved Electronic Platform is secured through a single-user-per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Banks and each Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution. In consideration for the convenience and other benefits afforded by such distribution and for the other consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, each of the Banks and each Borrower hereby approves distribution of the Approved Electronic Communications through the Approved Electronic Platform and, subject to subsection (f) below, understands and assumes the risks of such distribution.

(f) THE APPROVED ELECTRONIC PLATFORM AND THE APPROVED ELECTRONIC COMMUNICATIONS ARE PROVIDED "AS IS" AND "AS AVAILABLE". NONE OF THE AGENT NOR ANY OTHER MEMBER OF THE AGENT'S GROUP WARRANTS THE ACCURACY, ADEQUACY OR COMPLETENESS OF THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM AND EACH EXPRESSLY DISCLAIMS ANY LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM, EXCEPT FOR ERRORS OR OMISSIONS RESULTING FROM AGENT'S OR AGENT GROUP'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE APPROVED ELECTRONIC COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM.

(g) Each of the Banks and each Borrower agree that the Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Approved Electronic Communications on the Approved Electronic Platform in accordance with the Agent's generally-applicable document retention procedures and policies.

SECTION 8.03. No Waiver; Remedies. No failure on the part of any party hereto to exercise, and no delay in exercising, any right hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 8.04. Costs, Expenses and Taxes. (a) Caterpillar agrees to pay on written demand all reasonable costs and expenses of the Agent, the Local Currency Agent, the Japan Local Currency Agent, each of the Arrangers and each of the Co-Syndication Agents in connection with the preparation, execution, delivery, administration, modification and amendment of this Agreement, the Local Currency Addendum, the Japan Local Currency

Addendum, the Notes and the other documents to be delivered hereunder, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Agent, the Local Currency Agent, the Japan Local Currency Agent, each of the Arrangers and each of the Co-Syndication Agents with respect thereto and with respect to advising the Agent, the Local Currency Agent, the Japan Local Currency Agent, each of the Arrangers and each of the Co-Syndication Agents as to their rights and responsibilities under this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum. The Borrowers further agree to pay all costs and expenses, if any (including, without limitation, reasonable counsel fees and expenses of the Banks), of the Agent, the Banks, the Local Currency Agent, the Japan Local Currency Agent, each of the Arrangers and each of the Co-Syndication Agents in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum, the Notes and the other documents to be delivered hereunder. If any such costs or expenses are attributable to a particular Borrower, such costs or expenses shall be paid by such Borrower. In all other cases, such costs or expenses shall be paid by Caterpillar.

(b)   If any payment of principal of any Eurocurrency Rate Advance or a TIBO Rate Advance is made other than on the last day of the Interest Period for such Advance, as a result of a payment pursuant to Section 2.09 or acceleration of the maturity of the Advances pursuant to Section 6.01 or for any other reason, or if the Banks receive payments from an Added Bank in connection with the purchase of a participation in Eurocurrency Rate Advances by such Added Bank pursuant to Section 2.05(d), the applicable Borrower shall, upon demand by any Bank (with a copy of such demand to the Agent), pay to the Agent for the account of such Bank any amounts as such Bank shall reasonably determine in good faith to be required to compensate such Bank for any additional losses, costs or expenses which it may reasonably incur as a result of such payment. Such indemnification shall include, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Bank to fund or maintain such Advance; provided, however, that any indemnification for such losses, costs and expenses shall be limited to an amount equal to (i) the principal amount of the Advance paid by such Borrower or the amount of the participation purchased by such Added Bank, as the case may be, times (ii) the number of days remaining in the Interest Period applicable to such Advance, divided by 360, times (iii) the interest differential between the interest rate applicable to such Advance and the rate of interest which would apply on an Advance to such Borrower of the same Type requested on the date of such payment by such Borrower for an Interest Period which most nearly approximates the remaining term of the Interest Period applicable to the Advance paid by such Borrower. A certificate describing in reasonable detail the amount of such losses, costs and expenses, and specifying therein the Type of loan in reference to which such Bank shall have made its calculations thereof (the "Reference Investment"), submitted to such Borrower and the Agent by such Bank, shall create a rebuttable presumption of the rate applicable to the Reference Investment identified therein. In making any determination under this Section 8.04(b), each Bank shall use reasonable efforts to minimize the amount payable by such Borrower hereunder to such Bank, provided that such action does not result in any additional cost, loss or expense for such Bank and is not otherwise disadvantageous to such Bank.

(c)   The Borrowers severally agree to indemnify and hold harmless each of the Agent, the Local Currency Agent, the Japan Local Currency Agent, each Bank, each Local Currency Bank, each Japan Local Currency Bank, each Arranger and each Co-Syndication Agent and each of their Affiliates, directors, officers and employees from and against any and all claims, damages, liabilities and expenses (including, without limitation, reasonable fees and disbursements of outside counsel) which may be incurred by or asserted against the Agent, the Local Currency Agent, the Japan Local Currency Agent, such Bank, such Local Currency Bank, such Japan Local Currency Bank, such Arranger or such Co-Syndication Agent or any of its or their respective Affiliates, directors, officers, members, partners, agents, or employees in connection with or arising out of the loan documentation or the transactions contemplated hereby, including but not limited to any investigation, litigation, or proceeding (i) related to any transaction or proposed transaction (whether or not consummated) in which any proceeds of any Borrowing are applied or proposed to be applied, directly or indirectly, by such Borrower, whether or not the Agent, the Local Currency Agent, the Japan Local Currency Agent, such Bank, such Local Currency Bank, such Japan Local Currency Bank, such Arranger or such Co-Syndication Agent or any such director, officer or employee is a party to such transactions or (ii) related to such Borrower's entering into this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, or to any actions or omissions of such Borrower, any of its Subsidiaries or Affiliates or any of its or their respective officers, members, partners, agents, directors or employees in connection therewith. If any such claims, damages, liabilities and expenses are attributable to a particular Borrower, such indemnity shall be provided by such Borrower. In all other cases, such indemnity shall be provided by Caterpillar. No Borrower shall be required to indemnify any such indemnified Person from or against any portion of such claims, damages, liabilities or expenses (x) arising out of the gross negligence or willful misconduct of such indemnified Person or (y) that result from the violation by such indemnified Person of any law, regulation, ordinance, or judicial or governmental agency order.

(d)   The Borrowers' obligations under this Section 8.04 shall survive the termination of this Agreement and repayment of all Advances.

SECTION 8.05. Right of Set-off. Upon (i) the occurrence and during the continuance of any Event of Default with respect to a Borrower and (ii) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Agent to declare the Advances to such Borrower due and payable pursuant to the provisions of Section 6.01, each Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Bank to or for the credit or the account of such Borrower against any and all of the obligations of such Borrower now or hereafter existing under this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum, and any Note of such Borrower held by such Bank, irrespective of whether or not such Bank shall have made any demand under this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum, or such Note and although such obligations may be unmatured. Each Bank agrees to immediately notify such Borrower and the Agent by telecopy after any such set-off and application made by such Bank, provided that the failure to give such notice shall not affect the validity of such set off and application. The rights of each Bank under this Section are in addition to other rights and remedies (including, without

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limitation, other rights of set-off) which such Bank may have. In the event that any Defaulting Bank exercises any such right of setoff, (x) all amounts so set off will be paid over immediately to the Agent for further application in accordance with the provisions of Section 2.18 and, pending such payment, will be segregated by such Defaulting Bank from its other funds and deemed held in trust for the benefit of the Agent and the other Banks and (y) the Defaulting Bank will provide promptly to the Agent a statement describing in reasonable detail the obligations owing to such Defaulting Bank as to which it exercised such right of setoff.

SECTION 8.06. Binding Effect. This Agreement shall be deemed to have become effective as of September 13, 2012 when it shall have been executed by the Borrowers, the Local Currency Agent, the Japan Local Currency Agent, and the Agent and when the Agent shall have been notified by each Bank that such Bank has executed it and thereafter this Agreement shall be binding upon and inure to the benefit of the Borrowers, the Agent, the Local Currency Agent, the Japan Local Currency Agent, and each Bank and their respective successors and assigns, except that no Borrower shall have the right to assign its rights hereunder or any interest herein without the prior written consent of all the Banks.

SECTION 8.07. Assignments and Participations.

(a) (i) Each Bank may, upon not less than one (1) Business Day's prior notice to the Agent and with the prior written consent of the Agent (which shall not be required in the case of an assignment by a Bank to another Bank or a Bank's Affiliate), Caterpillar and CFSC (in each case, which consents shall not be unreasonably withheld or delayed; provided, that each of Caterpillar and CFSC shall be deemed to have consented to any assignment unless such Borrowers shall object thereto by written notice to the Agent within ten (10) Business Days after having received notice thereof; provided, further, that no consent of Caterpillar or CFSC shall be required in connection with any assignment (x) to a Bank or a Bank's Affiliate or (y) to an Eligible Financial Institution if an Event of Default has occurred and is continuing) assign to one or more of such Bank's Affiliates or to one or more other Banks (or to any Affiliate of such Bank) or to one or more banks or other entities all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, Revolving Credit Commitment, its Local Currency Commitment, its Japan Local Currency Commitment, if applicable, the Advances owing to it and any Note or Notes held by it); provided, however, that (A) each such assignment shall be of a constant, and not a varying, percentage of all of the assigning Bank's rights and obligations under this Agreement, and shall be in an amount not less than the lesser of (x) $5,000,000 and (y) the remaining amount of the assigning Bank's Commitment (calculated as at the date of such assignment) or outstanding Advances (if such Bank's Commitment has been terminated), (B) no such assignment shall result in any Bank having a Commitment which is more than 20% of the Total Commitment, (C) the parties to each such assignment shall execute and deliver to the Agent, for its acceptance (but not consent), an Assignment and Acceptance, together with any Note or Notes subject to such assignment and, other than in connection with assignments to a Bank's Affiliate, a processing and recordation fee of $3,500, (D) no such assignment shall be made to any Borrower or any of such Borrower's Affiliates or Subsidiaries and (E) no such assignment will be made to any Defaulting Bank or any of its subsidiaries, or any Person who, upon becoming a Bank hereunder, would be a Defaulting Bank.

(ii)   Upon such execution, delivery and acceptance of any such Assignment and Acceptance, from and after the effective date specified in such Assignment and Acceptance, (x) the assignee thereunder shall, in addition to the rights and obligations hereunder held by it immediately prior to such effective date (if any), have the rights and obligations hereunder that have been assigned to it pursuant to such Assignment and Acceptance and (y) the Bank assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement, the Local Currency Addendum, if applicable, and the Japan Local Currency Addendum, if applicable (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Bank's rights and obligations under this Agreement, the Local Currency Addendum, if applicable, and the Japan Local Currency Addendum, if applicable, such Bank shall cease to be a party hereto and thereto). Notwithstanding any assignment, each assigning Bank shall continue to have the benefits and obligations of a "Bank" under Section 2.12, Section 8.04 and Section 8.14 hereof to the extent of any Commitments or Advances assigned in accordance herewith.

(b)   By executing and delivering an Assignment and Acceptance, the Bank assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Bank makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum, or any other instrument or document furnished pursuant hereto or thereto; and (ii) such assigning Bank makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto.

(c)   The Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Banks, and the Commitments of, and principal amounts of the Advances owing to, each Bank pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be *prima facie* evidence of such matters, and the Borrowers, the Agent, the Local Currency Agent, the Japan Local Currency Agent and the Banks may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Bank hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers or any Bank at any reasonable time and from time to time upon reasonable prior notice.

(d)   Upon its receipt of an Assignment and Acceptance executed by an assigning Bank and an assignee, together with the Notes, if any, subject to such assignment, the Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C-1 hereto, (i) accept such Assignment and Acceptance, and (ii) give prompt notice thereof to the Borrowers. Within five (5) Business Days after its receipt of such notice, each Borrower, at its own expense, shall execute and deliver to the Agent in exchange for any surrendered Note of such Borrower a new Note, if requested, to the order of such assignee and, if the assigning Bank has retained a Commitment hereunder and requested a new Note, a new Note of such Borrower to the order of the assigning Bank. Such new Note or Notes, if requested, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

(e)　　Each Bank may sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, Revolving Credit Commitment, Local Currency Commitment, if applicable, Japan Local Currency Commitment, if applicable, the Advances owing to it and the Notes, if any, held by it); provided, however, that (i) such Bank's obligations under this Agreement (including, without limitation, its Commitment to the Borrowers hereunder) shall remain unchanged, (ii) such Bank shall remain solely responsible to the Borrowers, the other Banks and the Agent for the performance of such obligations, (iii) such Bank shall remain the holder of any such Notes for all purposes of this Agreement, and (iv) the Borrowers, the Agent and the other Banks shall continue to deal solely and directly with such Bank in connection with such Bank's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Bank sells such a participation shall provide that such Bank shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Bank will not, without the consent of the participant, agree to any amendment, modification or waiver described in the first proviso to Section 8.01(a) that affects such participant.

(f)　　Notwithstanding the foregoing, any Bank may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including, without limitation, rights to payments of principal of and/or interest on the Advances) to secure obligations of such Bank, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any central bank having jurisdiction over such Bank, without prior notice to or consent of the Borrowers or the Agent; provided that no such pledge or assignment shall release such Bank from any of its obligations hereunder or substitute any such pledgee or assignee for such Bank as a party hereto.

SECTION 8.08. Governing Law; Submission to Jurisdiction; Service of Process.

(a)　　This Agreement and the Notes shall be governed by, and construed in accordance with, the law of the State of New York (including Sections 5-1401 and 5-1402 of the General Obligations Laws of the State of New York but otherwise without regard to the conflict of law principles thereof).

(b)　　Each of the Agent, the Local Currency Agent, the Japan Local Currency Agent, each Bank, each Local Currency Bank, each Japan Local Currency Bank and each Borrower hereby (i) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any action or proceeding brought in accordance with Section 8.08(c); and (ii) agrees that a final judgment in any action brought in accordance with Section 8.08(c) or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Borrower irrevocably consents to the service of process of any of the aforesaid courts in any such action or proceeding by the mailing or delivery of a copy of such process to The Corporation Trust Company, as its agent for the purpose of accepting such process, at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

(c)   Each Borrower irrevocably submits to the exclusive jurisdiction (or, solely in the case of CFC and CIF, to the non-exclusive jurisdiction) of (A) any New York State or United States federal court sitting in New York City (and any appellate court hearing appeals from any such court), (B) any Illinois State or United States federal court sitting in Chicago, Illinois (and any appellate court hearing appeals from any such court) and (C) any United States federal court sitting in Nashville, Tennessee (and any appellate court hearing appeals from any such court), in each case, in connection with any action or proceeding arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding shall be heard (and with respect to CFC and CIFC may be heard) and determined in any such New York State court sitting in New York City or Illinois State court sitting in Chicago, Illinois or, to the extent permitted by law, in such federal court sitting in New York City, Chicago, Illinois or Nashville, Tennessee. Each of the Agent, the Local Currency Agent, the Japan Local Currency Agent, each Bank, each Local Currency Bank and each Japan Local Currency Bank hereby submits to the non-exclusive jurisdiction of any New York State or United States federal court sitting in New York City (and any appellate court hearing appeals from any such court).

(d)   Nothing in this Section 8.08 shall affect the right of any Borrower, the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank, any Local Currency Bank or any Japan Local Currency Bank to serve legal process in any other manner permitted by law.

(e)   Nothing in this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum shall affect any right that the Agent, the Local Currency Agent, the Japan Local Currency Agent, each Bank, each Local Currency Bank and each Japan Local Currency Bank may otherwise have to bring any action or proceeding relating to this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum against any Borrower or its properties in the courts of any jurisdiction.

SECTION 8.09.   Caterpillar as Agent for the Borrowers. CFSC, CIF and CFC hereby appoint Caterpillar as their agent for purposes of giving notice to or otherwise advising the Agent or the Banks in such instances where this Agreement calls for notice or advice from the Borrowers rather than from a specific Borrower (Caterpillar, in such capacity, being referred to herein as the "Borrower Agent"). The Banks and the Agent may assume that any advice given to them by Caterpillar in respect of the Borrowers validly represents the collective decision of the Borrowers, and the Banks and the Agent may rely upon such advice in all instances. Each of CIF and CFC hereby irrevocably waives, to the fullest possible extent, any defense of forum non conveniens.

SECTION 8.10. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Agreement, under the Local Currency

Addendum, under the Japan Local Currency Addendum or under any of the Notes in any currency (the "Original Currency") into another currency (the "Other Currency"), the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Agent could purchase the Original Currency with the Other Currency on the Business Day preceding that on which final judgment is given. To the fullest extent permitted by applicable law, the obligation of any Borrower in respect to any sum due in the Original Currency to the Agent or any Bank shall, notwithstanding any judgment in an Other Currency, be discharged only to the extent that on the Business Day following receipt by the Agent or such Bank, as applicable, of any sum adjudged to be so due in the Other Currency, the Agent or such Bank, as applicable, may in accordance with normal banking procedures purchase the Original Currency with the Other Currency; if the amount of the Original Currency so purchased is less than the sum originally due to the Agent or such Bank, as applicable, in the Original Currency, the applicable Borrower or Borrowers agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or such Bank, as applicable, against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due the Agent or such Bank in the Original Currency, the Agent or such Bank, as applicable, agrees to remit to the applicable Borrower or Borrowers such excess.

SECTION 8.11. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 8.12. Waiver of Jury Trial. EACH BORROWER, THE AGENT, THE LOCAL CURRENCY AGENT, THE JAPAN LOCAL CURRENCY AGENT, EACH BANK, EACH LOCAL CURRENCY BANK AND EACH JAPAN LOCAL CURRENCY BANK IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, AMONG ANY OF THE PARTIES HERETO ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE LOCAL CURRENCY ADDENDUM, THE JAPAN LOCAL CURRENCY ADDENDUM, OR ANY NOTE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY.

SECTION 8.13. USA Patriot Act Notification. The following notification is provided to the Borrowers pursuant to Section 326 of the USA Patriot Act:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government of the United States of America fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each Person that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. Accordingly, when any Borrower opens an account, the Agent and the Banks will ask for the Borrower's name, tax identification number (if applicable), business address, and other information that will allow the Agent and the Banks to identify such

Borrower. The Agent and the Banks may also ask to see such Borrower's legal organizational documents or other identifying documents.

SECTION 8.14. Confidentiality. Each of the Agent, the Local Currency Agent, the Japan Local Currency Agent, each Bank, each Local Currency Bank and each Japan Local Currency Bank agrees to maintain the confidentiality of the Information (as defined below) in accordance with its customary procedures, so long as such procedures provide for a reasonable standard of care (with such standard of care being at least the same standard of care as such Person would exercise to maintain the confidentiality of its own confidential information), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective managers, administrators, trustees, partners, directors, members, officers, employees, agents, advisors and other representatives who are involved in the transactions contemplated hereby or otherwise have a need to know (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required, in the reasonable determination of the disclosing party, by any regulatory authority purporting to have jurisdiction over it or its Affiliates (including any self-regulatory authority, such as the National Association of Insurance Commissioners) including in connection with any pledge or assignment permitted under Section 8.07(f), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the administration of the facility and the exercise of any remedies hereunder, under the Local Currency Addendum, under the Japan Local Currency Addendum or under any other document related to or executed in connection herewith or therewith or any action or proceeding relating to this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum or any other document related to or executed in connection herewith or therewith or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section (except that such agreement shall not contain the exceptions listed in (i) through (iv) of this clause (f)), to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, members, directors, officers, employees, agents, advisors and other representatives), surety, reinsurer, guarantor or credit liquidity enhancer (or their advisors) to or in connection with any swap, derivative or other similar transaction under which payments are to be made by reference to this Agreement, the obligations of the Borrowers hereunder or payments hereunder, (iii) to any rating agency when required by it (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), or (iv) the CUSIP Service Bureau or any similar organization (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or any other breach of an obligation of confidentiality or (y) becomes available to the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank, any Local Currency Bank, any Japan Local Currency Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, "Information" means all information received from the Borrowers or any of their respective Subsidiaries relating to the Borrowers or any of their respective Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank, any Local Currency Bank and any Japan Local Currency Bank on a nonconfidential basis prior to disclosure by the Borrowers or any of their respective Subsidiaries, provided that, in the case of information received from the Borrowers or any of their respective Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information, but in no event less than a reasonable degree of care.

SECTION 8.15. Treatment of Information (a) Certain of the Banks may enter into this Agreement, the Local Currency Addendum and/or the Japan Local Currency Addendum and take or not take action hereunder or thereunder on the basis of information that does not contain Restricting Information. Other Banks may enter into this Agreement, the Local Currency Addendum and/or the Japan Local Currency Addendum and take or not take action hereunder or thereunder on the basis of information that may contain Restricting Information. Each Bank acknowledges that United States federal and state securities laws prohibit any person from purchasing or selling securities on the basis of material, non-public information concerning an issuer of such securities or, subject to certain limited exceptions, from communicating such information to any other Person. Neither the Agent nor any of its Related Parties shall, by making any Communications (including Restricting Information) available to a Bank, by participating in any conversations or other interactions with a Bank or otherwise, make or be deemed to make any statement with regard to or otherwise warrant that any such information or Communication does or does not contain Restricting Information nor shall the Agent or any of its Related Parties be responsible or liable in any way for any decision a Bank may make to limit or to not limit its access to Restricting Information. In particular, none of the Agent nor any of its Related Parties (i) shall have, and the Agent, on behalf of itself and each of its Related Parties, hereby disclaims, any duty to ascertain or inquire as to whether or not a Bank has or has not limited its access to Restricting Information, such Bank's policies or procedures regarding the safeguarding of material, nonpublic information or such Bank's compliance with applicable laws related thereto or (ii) shall have, or incur, any liability to any Borrower or Bank or any of their respective Related Parties arising out of or relating to the Agent or any of its Related Parties providing or not providing Restricting Information to any Bank.

(b)   Each Borrower agrees that (i) all Communications it provides to the Agent intended for delivery to the Banks whether by posting to the Approved Electronic Platform or otherwise shall be clearly and conspicuously marked "PUBLIC" if such Communications do not contain Restricting Information which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof, (ii) by marking Communications "PUBLIC," each Borrower shall be deemed to have authorized the Agent and the Banks to treat such Communications as either publicly available information or not material information (although, in this latter case, such Communications may contain sensitive business information and, therefore, remain subject to the confidentiality undertakings of Section 8.14) with respect to such Borrower or its securities for purposes of United States Federal and state securities laws, (iii) all Communications marked "PUBLIC" may be delivered to all Banks and may be made available through a portion of the Approved Electronic Platform designated "Public Side Information," and (iv) the Agent shall be entitled to treat any Communications that are not marked "PUBLIC" as Restricting Information and may post such Communications to a portion of the Approved Electronic Platform not designated "Public Side Information." Neither the Agent nor any of its Affiliates shall be responsible for any statement or other designation by an Borrower regarding whether a Communication contains or does not contain material non-public information with respect to any of the Borrowers or their securities nor shall the Agent or any of its Affiliates incur any liability to any Borrower, any Bank or any other Person for any action taken by the Agent or any of its Affiliates based upon such statement or designation, including any action as a result of which Restricting Information is provided to a Bank that may decide not to take access to Restricting Information. Nothing in this Section 8.15 shall modify or limit a Bank's obligations under Section 8.14 with regard to Communications and the maintenance of the confidentiality of or other treatment of Information.

(c)   Each Bank acknowledges that circumstances may arise that require it to refer to Communications that might contain Restricting Information. Accordingly, each Bank agrees that it will nominate at least one designee to receive Communications (including Restricting Information) on its behalf and identify such designee (including such designee's contact information) on such Bank's Administrative Questionnaire. Each Bank agrees to notify the Agent from time to time of such Bank's designee's e-mail address to which notice of the availability of Restricting Information may be sent by electronic transmission.

(d)   Each Bank acknowledges that Communications delivered hereunder, under the Local Currency Addendum and under the Japan Local Currency Addendum may contain Restricting Information and that such Communications are available to all Banks generally. Each Bank that elects not to take access to Restricting Information does so voluntarily and, by such election, acknowledges and agrees that the Agent and other Banks may have access to Restricting Information that is not available to such electing Bank. None of the Agent nor any Bank with access to Restricting Information shall have any duty to disclose such Restricting Information to such electing Bank or to use such Restricting Information on behalf of such electing Bank, and shall not be liable for the failure to so disclose or use, such Restricting Information.

(e)   The provisions of the foregoing clauses of this Section 8.15 are designed to assist the Agent, the Banks and the Borrowers, in complying with their respective contractual obligations and applicable law in circumstances where certain Banks express a desire not to receive Restricting Information notwithstanding that certain Communications hereunder, under the Local Currency Addendum or under the Japan Local Currency Addendum or other information provided to the Banks hereunder or thereunder may contain Restricting Information. Neither the Agent nor any of its Related Parties warrants or makes any other statement with respect to the adequacy of such provisions to achieve such purpose nor does the Agent or any of its Related Parties warrant or make any other statement to the effect that Borrower's or Bank's adherence to such provisions will be sufficient to ensure compliance by such Borrower or Bank with its contractual obligations or its duties under applicable law in respect of Restricting Information and each of the Banks and each Borrower assumes the risks associated therewith.

SECTION 8.16. <u>Termination of Prior Agreement</u>.   Citibank, as Agent under the Prior Agreement (the "<u>Existing Agent</u>"), and each of the Banks party to the Prior Agreement (the "<u>Existing Banks</u>"), hereby confirms, with respect to the Prior Agreement to which it is a party, that upon the Existing Agent's receipt of all principal, accrued interest, fees, expenses, costs and other amounts outstanding under the Prior Agreement, and the Existing Agent's distribution of such amounts to the Existing Banks under the Prior Agreement and any other parties entitled thereto, the Prior Agreement and the commitments of the Existing Banks thereunder shall be terminated, and all of the Borrowers' obligations to the Existing Agent and the Existing Banks under the Prior Agreement shall be terminated (other than contingent indemnity obligations and any other obligations which by the terms of the Prior Agreement expressly survive the termination of such Prior Agreement). Each of the Borrowers hereby acknowledges and agrees to the termination of the Prior Agreement pursuant to this <u>Section 8.16</u>.

SECTION 8.17. <u>No Fiduciary Duty</u>.   The Agent, each Bank and their Affiliates (collectively, solely for purposes of this paragraph, the "Banks"), may have economic interests that conflict with those of the Borrowers, their stockholders and/or their affiliates. The Borrowers agree that nothing in the Agreement and the related documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Bank, on the one hand, and the Borrowers, their stockholders or their affiliates, on the other. Each Borrower acknowledges and agrees that (i) the transactions contemplated by the Agreement and the related documents (including the exercise of rights and remedies hereunder and thereunder) are arm's-length commercial transactions between the Banks, on the one hand, and such Borrower, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Bank has assumed an advisory or fiduciary responsibility in favor of the Borrower, its stockholders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Bank has advised, is currently advising or will advise such Borrower, its stockholders or its affiliates on other matters) or any other obligation to such Borrower except the obligations expressly set forth in the Agreement and the related documents and (y) each Bank is acting solely as principal and not as the agent or fiduciary of such Borrower, its management, stockholders, creditors or any other Person. Each Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Borrower agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Bank, in connection with such transaction or the process leading thereto.

ARTICLE IX
CFSC GUARANTY

SECTION 9.01. <u>The Guaranty</u>. CFSC hereby unconditionally and irrevocably guarantees to the Agent, each Bank and each other holder of any obligations owing by CIF and CFC under this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum, the due and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the principal of and interest on each Advance to each of CIF and CFC, and the due and punctual payment of all other amounts payable by CIF and CFC under this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum. Upon failure by either CIF or CFC to pay punctually any such amount, CFSC shall forthwith on demand pay the amount not so paid at the place, in the manner and with the effect otherwise specified in <u>Article II</u> of this Agreement. CFSC's obligations under this Article IX shall constitute a continuing guaranty of payment and performance and not merely of collection.

SECTION 9.02. <u>Guaranty Unconditional</u>. The obligations of CFSC under this <u>Article IX</u> shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i)   any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of CIF or CFC under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, by operation of law or otherwise, or the exchange, release or non-perfection of any collateral security therefor;

(ii)   any modification or amendment of or supplement to this Agreement, the Local Currency Addendum, the Japan Local Currency Addendum, or any Note;

(iii)   any change in the corporate existence, structure or ownership of CIF or CFC, including the merger of CIF or CFC, into another entity, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting CIF or its assets, or CFC or its assets, or any resulting release or discharge of any obligation of CIF or CFC under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, as applicable;

(iv)   the existence of any claim, set-off or other rights which CFSC may have at any time against CIF or CFC, the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank or any other Person, whether in connection herewith or any unrelated transactions, <u>provided</u> that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(v)   any invalidity or unenforceability relating to or against CIF or CFC for any reason of any provision or all of this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, or any provision of applicable law or regulation purporting to prohibit the payment by CIF or CFC of the principal of or interest on any Advance or any other amount payable by it under this Agreement; or

(vi)   any other act or omission to act or delay of any kind by CIF, CFC, the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of CFSC's obligations under this

Article IX, of CIF's obligations under this Agreement or the Local Currency Addendum or of CFC's obligations under this Agreement or the Japan Local Currency Addendum.

SECTION 9.03. Discharge Only Upon Payment In Full; Reinstatement in Certain Circumstances. CFSC's obligations under this Article IX shall remain in full force and effect until the Commitments are terminated and the principal of and interest on the Advances to CIF and CFC and all other amounts payable by CFSC, CIF and CFC under this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum shall have been paid in full and shall survive the Current Termination Date, the Extended Termination Date and the Term Loan Repayment Date, as applicable. If at any time any payment of the principal of or interest on any Advance to CIF or CFC or any other amount payable by CIF or CFC under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of CIF or CFC or otherwise, CFSC's obligations hereunder with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time.

SECTION 9.04. Waiver by CFSC. CFSC irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any right be exhausted or any action be taken by the Agent, the Local Currency Agent, the Japan Local Currency Agent, any Bank or any other Person against CIF or CFC or any other Person or any collateral security. CFSC waives any benefit of the collateral, if any, which may from time to time secure the Advances to CIF or CFC or any of CIF's or CFC's other obligations under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum, and authorizes the Agent, the Local Currency Agent, the Japan Local Currency Agent, or the Banks to take any action or exercise any remedy with respect thereto which the Agent, the Local Currency Agent, the Japan Local Currency Agent, or the Banks in its or their discretion shall determine, without notice to CFSC. In the event the Agent, the Local Currency Agent, the Japan Local Currency Agent, or the Banks elect to give notice of any action with respect to any such collateral, ten (10) days' written notice mailed to CFSC by certified mail at its address set forth in Section 8.02 shall be deemed reasonable notice of any matters contained in such notice.

SECTION 9.05. Subrogation. Upon making any payment hereunder, CFSC shall be subrogated to the rights of the Banks against CIF or CFC, as applicable, with respect to such payment; provided that CFSC shall not enforce any right or demand or receive any payment by way of subrogation until all amounts of principal of and interest on the Advances to CIF and CFC and all other amounts payable by CIF and CFC under this Agreement, the Local Currency Addendum and the Japan Local Currency Addendum have been paid in full.

SECTION 9.06. Stay of Acceleration. In the event that acceleration of the time for payment of any amount payable by CIF or CFC under this Agreement, the Local Currency Addendum or the Japan Local Currency Addendum is stayed upon the insolvency, bankruptcy or reorganization of CIF or CFC, as applicable, all such amounts otherwise subject to acceleration under the terms of this Agreement shall nonetheless be payable by CFSC hereunder forthwith on demand by the Agent for the account of the Banks.

The remainder of this page is intentionally blank.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers or representatives thereunto duly authorized, as of the date first above written.

CATERPILLAR INC.

By   */s/ Edward J. Scott*
       Name: Edward J. Scott
       Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   */s/ David A. Kacynski*
       Name: David A. Kacynski
       Title: Treasurer

CATERPILLAR INTERNATIONAL FINANCE LIMITED

By   */s/ David A. Kacynski*
       Name: David A. Kacynski
       Title: Director

CATERPILLAR FINANCE CORPORATION

By   */s/ David A. Kacysnki*
       Name: David A. Kacynski
       Title: Director

CITIBANK, N.A., as Agent

By */s/Susan Olsen*
    Name: Susan Olsen
    Title: Vice President

CITIBANK INTERNATIONAL PLC, as Local
Currency Agent

By */s/Alasdair Watson*
   Name: Alasdair Watson
   Title: Assistant Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Bank

By */s/Masanobu Nishikawa*
   Name: Masanobu Nishikawa
   Title: Chief Manager
   Corporate Banking Department No. 1
   Corporate Banking Division No. 3
   Corporate Banking Group No. 1

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Agent

By */s/Masanobu Nishikawa*
   Name: Masanobu Nishikawa
   Title: Chief Manager
   Corporate Banking Department No. 1
   Corporate Banking Division No. 3
   Corporate Banking Group No. 1

Banks

CITIBANK, N.A.

By */s/ Susan M. Olsen*
Name: Susan M. Olsen
Title: Vice President

Domestic Lending Office:

Citibank, N.A.
1615 Brett Road, Building No. 3
New Castle, DE 19720
Attention: Lynn Baronsky
Phone: 302-894-6010
Fax: 212-994-0961

Eurocurrency Lending Office:

Citibank, N.A.
1615 Brett Road, Building No. 3
New Castle, DE 19720
Attention: Lynn Baronsky
Phone: 302-894-6010
Fax: 212-994-0961

BARCLAYS BANK PLC

By */s/ Michael Mozer*
Name: Michael Mozer
Title: Vice President

Domestic Lending Office:

Barclays Bank PLC
745 7th Avenue
New York, NY 10019
Attention: Richard Diomede
Phone: 201-499-2974
Fax: 212-412-7401

Eurocurrency Lending Office:

Barclays Bank PLC
745 7th Avenue
New York, NY 10019
Attention: Richard Diomede
Phone: 201-499-2974
Fax: 212-412-7401

JPMORGAN CHASE BANK, N.A.

By */s/ Robert Kellas*
Name: Robert Kellas
Title: Executive Director

Domestic Lending Office:

JPMorgan Chase Bank, N.A.
Loan Operations
Sarjapur Outer Ring Rd, Vathur Hobli, Floor 01
Bangalore, 560 087, India
Attention: Pallanti Pavan Kumar
Phone: (+91-80) 66762935
Fax: 201-244-3885

Eurocurrency Lending Office:

JPMorgan Chase Bank, N.A.
Loan Operations
Sarjapur Outer Ring Rd, Vathur Hobli, Floor 04
Bangalore, 560 087, India
Attention: Rajeev Roy
Phone: (+91-80) 44164237
Fax: 201-244-3885

SOCIÉTÉ GÉNÉRALE

By */s/ Kimberly Metzger*
Name: Kimberly Metzger
Title: Director

Domestic Lending Office:

SOCIETE GENERALE
1221 Avenue of the Americas
New York, NY 10020
Attention: Loan Servicing Group
Phone: 201-839-8460
Fax: 201-839-4233

Eurocurrency Lending Office:

SOCIETE GENERALE
189 rue d'Aubervilliers
75886 Paris Cedex 18
France
Attention: Gerald Belarif / Adrien Adjouet
Phone: 33 1 42 14 20 46 / 33 1 42 14 83 32
Fax: 33 1 46 92 46 07

With a Copy To:

Societe Generale, Chicago Branch
190 S. LaSalle Street, Suite 3850
Chicago, IL 60603
Attention: Kimberly Metzger
Phone: 312-894-6235
Fax: 312-894-6201

THE ROYAL BANK OF SCOTLAND PLC

By */s/ James Welch*
Name: James Welch
Title: Director

Domestic Lending Office:

The Royal Bank of Scotland PLC
600 Washington Boulevard
Stamford, CT 06901
Attention: Daniel Roe
Phone: 801-312-6283
Fax: 203-873-5019

Eurocurrency Lending Office:

The Royal Bank of Scotland PLC
600 Washington Boulevard
Stamford, CT 06901
Attention: Daniel Roe
Phone: 801-312-6283
Fax: 203-873-5019

GOLDMAN SACHS BANK USA

By */s/ Mark Walton*
Name: Mark Walton
Title: Authorized Signatory

Domestic Lending Office:

Goldman Sachs Bank USA
200 West Street
New York, NY 10282
Attention: Rick Canonico
Phone: 212-902-3032
Fax: 917-977-3966

Eurocurrency Lending Office:

Goldman Sachs Bank USA
200 West Street
New York, NY 10282
Attention: Rick Canonico
Phone: 212-902-3032
Fax: 917-977-3966

BANK OF AMERICA, N.A.

By */s/ Brian Lukehart*
Name: Brian Lukehart
Title: Vice President

Domestic Lending Office:

Bank of America, N.A.
2001 Clayton Rd
Concord, CA 94520-2405
Attn: Mohammed Rafee
Phone: 415-436-3685 ext 66784
Fax: 312-453-2110

Eurocurrency Lending Office:

Bank of America, N.A.
2001 Clayton Rd
Concord, CA 94520-2405
Attn: Mohammed Rafee
Phone: 415-436-3685 ext 66784
Fax: 312-453-2110

THE NORTHERN TRUST COMPANY

By */s/ Keith Burson*
Name: Keith Burson
Title: Vice President

Domestic Lending Office:

The Northern Trust Company
50 S. LaSalle Street
Chicago, IL 60603
Attention: Keith Burson
Phone: 312-444-3099
Fax: 312-557-1425

Eurocurrency Lending Office:

The Northern Trust Company
50 S. LaSalle Street
Chicago, IL 60603
Attention: Keith Burson
Phone: 312-444-3099
Fax: 312-557-1425

HSBC BANK USA, NATIONAL ASSOCIATION

By */s/ Paul L. Hatton*
Name: Paul L. Hatton
Title: Managing Director

Domestic Lending Office:

HSBC Bank USA, National Association
452 Fifth Avenue, 8/F
New York, NY 10018
Attention: Paul L. Hatton
Phone: (212) 525-8872
Fax: (212) 229-5141

Eurocurrency Lending Office:

HSBC Bank USA, National Association
452 Fifth Avenue, 8/F
New York, NY 10018
Attention: Paul L. Hatton
Phone: (212) 525-8872
Fax: (212) 229-5141

BANCO BILBAO VIZCAYA ARGENTARIA
S.A., NEW YORK BRANCH

By */s/ Michael D'Anna*
Name: Michael D'Anna
Title: Executive Director

By */s/ Paul A. Rodríguez*
Name: Paul A. Rodríguez
Title: Vice President

Domestic Lending Office:

BBVA New York Branch
1345 Avenue of the Americas, 44th Floor
New York, NY 10105
Attention: Ana Gómez Manzanárez
Phone: (212)-728-2382
Fax: (212)-333-2926

Eurocurrency Lending Office:

BBVA New York Branch
1345 Avenue of the Americas, 44th Floor
New York, NY 10105
Attention: Ana Gómez Manzanárez
Phone: (212)-728-2382
Fax: (212)-333-2926

U.S. BANK NATIONAL ASSOCIATION

By */s/ James N. DeVries*
Name: James N. DeVries
Title: Senior Vice President

Domestic Lending Office:

U.S. Bank National Association
209 South LaSalle, Suite 410
Chicago, IL 60604
Attention: James DeVries
Phone: 312-325-8885
Fax: 312-325-8754

Eurocurrency Lending Office:

U.S. Bank National Association
209 South LaSalle, Suite 410
Chicago, IL 60604
Attention: James DeVries
Phone: 312-325-8885
Fax: 312-325-8754

LLOYDS TSB BANK PLC

By */s/ Stephen Giacolone*
Name: Stephen Giacolone
Title: Assistant Vice President - G011

By */s/ Dennis McClellan*
Name: Dennis McClellan
Title: Senior Vice President - M040

Domestic Lending Office:

Lloyds TSB Bank plc
1095 Avenue of the Americas, 34th Floor
New York, NY 10036
Attention: Shirley Vargas / Elizabeth Taduran
Phone: 212-450-0875 / 212-450-0845
Fax: 212-930-5033

Eurocurrency Lending Office:

Lloyds TSB Bank plc
1095 Avenue of the Americas, 34th Floor
New York, NY 10036
Attention: Shirley Vargas / Elizabeth Taduran
Phone: 212-450-0875 / 212-450-0845
Fax: 212-930-5033

TORONTO DOMINION (TEXAS) LLC

By */s/ Bebi Yasin*
Name: Bebi Yasin
Title: Authorized Signatory

Domestic Lending Office:

TD Securities (USA) LLC
31 West 52nd Street
New York, NY 10019
Attention: Jason Siewert
Phone: 212-827-7774
Fax: 212-827-7232

Eurocurrency Lending Office:

TD Securities (USA) LLC
31 West 52nd Street
New York, NY 10019
Attention: Jason Siewert
Phone: 212-827-7774
Fax: 212-827-7232

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By /s/ Christine Howatt
Name: Christine Howatt
Title: Authorized Signatory

Domestic Lending Office:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
1251 Avenue of the Americas
New York, NY 10020-1104
Attention: US Corporate Banking
                    Alex Lam
Phone: 312-696-4662
Fax: 212-782-6440 with a copy to
              312-696-4535

Eurocurrency Lending Office:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
1251 Avenue of the Americas
New York, NY 10020-1104
Attention: US Corporate Banking:
                    Alex Lam
Phone: 312-696-4662
Fax: 212-782-6440 with a copy to
               312-696-4535

ROYAL BANK OF CANADA

By */s/ Meredith Majesty*
Name: Meredith Majesty
Title: Authorized Signatory

Domestic Lending Office:

Royal Bank of Canada, New York Branch
Three World Financial Center
200 Vesey Street
New York, NY 10281
Attention: Manager
Phone: 212-428-6322
Fax: 212-428-2372

Eurocurrency Lending Office:

Royal Bank of Canada, New York Branch
Three World Financial Center
200 Vesey Street
New York, NY 10281
Attention: Manager
Phone: 212-428-6322
Fax: 212-428-2372

STANDARD CHARTERED BANK

By */s/ Brendan Herley*
Name: Brendan Herley
Title: Director

By */s/ Robert K. Reddington*
Name: Robert K. Reddington
Title: Documentation Manager
Credit Documentation Unit, WB Legal-Americas

Domestic Lending Office:

Standard Chartered Bank
1095 Avenue of the Americas, 37th Floor
New York, NY 10036
Attention: Richard VandeBerghe
Phone: 212-667-0116
Fax: 646-455-6116

Attention: Victoria Faltine
Phone: 201-706-5311

Eurocurrency Lending Office:

Standard Chartered Bank
1095 Avenue of the Americas, 37th Floor
New York, NY 10036
Attention: Richard VandeBerghe
Phone: 212-667-0116
Fax: 646-455-6116

Attention: Victoria Faltine
Phone: 201-706-5311

COMMERZBANK AG, NEW YORK AND
GRAND CAYMAN BRANCHES

By */s/ Patrick Hartweger*
Name: Patrick Hartweger
Title: Managing Director

By */s/ Michael Ravelo*
Name: Michael Ravelo
Title: Vice President

Domestic Lending Office:

Commerzbank AG, New York and
        Grand Cayman Branches
Chief Relationship Management
2 World Financial Center
New York, NY 10281
Attention: Patrick Hartweger
Phone: 212-266-7726
Fax: 212-266-7565

Eurocurrency Lending Office:

Commerzbank AG, New York and
        Grand Cayman Branches
Chief Relationship Management
2 World Financial Center
New York, NY 10281
Attention: Patrick Hartweger
Phone: 212-266-7726
Fax: 212-266-7565

WESTPAC BANKING CORPORATION

By */s/ David Brumby*
Name: David Brumby
Title: Executive Director

Domestic Lending Office:

Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY   10017
Attention: Claudine Millan
Phone: 212-551-1840
Fax: 212-551-2815

Eurocurrency Lending Office:

Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY   10017
Attention: Claudine Millan
Phone: 212-551-1840
Fax: 212-551-2815

ING BANK N.V., DUBLIN BRANCH

By */s/ Maurice Kenny*
Name: Maurice Kenny
Title: Director

By */s/ Aidan Neill*
Name: Aidan Neill
Title: Director

Domestic Lending Office:

ING Bank N.V., Dublin Branch
Block 4, Dundrum Town Centre
Sandyford Road, Dundrum
Attention: Emma Condon-Kraeft
Phone: +353-1-638-4016
Fax: +353-1-638-4050

Eurocurrency Lending Office:

ING Bank N.V., Dublin Branch
Block 4, Dundrum Town Centre
Sandyford Road, Dundrum
Attention: Emma Condon-Kraeft
Phone: +353-1-638-4016
Fax: +353-1-638-4050

BNP PARIBAS

By */s/ Nader Tannous*
Name: Nader Tannous
Title: Director

By */s/ Todd Grossnickle*
Name: Todd Grossnickle
Title: Vice President

Domestic Lending Office:

BNP Paribas
155 N. Wacker Drive, Suite 4450
Chicago, IL 60606
Attention: Nader Tannous
Phone: 312-977-1382
Fax: 312-977-1380

Eurocurrency Lending Office:

BNP Paribas
155 N. Wacker Drive, Suite 4450
Chicago, IL 60606
Attention: Nader Tannous
Phone: 312-977-1382
Fax: 312-977-1380

THE BANK OF NEW YORK MELLON

By */s/ John T. Smathers*
Name: John T. Smathers
Title: First Vice President

Domestic Lending Office:

The Bank of New York Mellon
500 Grant Street
1 Mellon Center - Room 3600
Pittsburgh, PA 15258-0001
Attention: John T. Smathers
Phone: (412) 234-4571
Fax: (412) 236-1914

Eurocurrency Lending Office:

The Bank of New York Mellon
500 Grant Street
1 Mellon Center - Room 3600
Pittsburgh, PA 15258-0001
Attention: John T. Smathers
Phone: (412) 234-4571
Fax: (412) 236-1914

AUSTRALIA AND NEW ZEALAND BANKING
GROUP LIMITED

By */s/ Robert Grillo*
Name: Robert Grillo
Title: Director

Domestic Lending Office:

Australia and New Zealand Banking Group
    Limited
277 Park Avenue, 31st Floor
New York, NY 10172

Attention: Angela Yin/Tessie Amante
Phone: 212-801-9718/9744
Fax: 212-536-9265

Eurocurrency Lending Office:

 Australia and New Zealand Banking Group
    Limited
277 Park Avenue, 31st Floor
New York, NY 10172

Attention: Angela Yin/Tessie Amante
Phone: 212-801-9718/9744
Fax: 212-536-9265

INDUSTRIAL AND COMMERCIAL BANK OF
CHINA LIMITED, NEW YORK BRANCH

By */s/ Mingqiang Bi*
Name: Mingqiang Bi
Title: General Manager

Domestic Lending Office:

Industrial and Commercial Bank of China Limited,
    New York Branch
725 5th Avenue, 20/F
New York, NY 10022
Attention: Kan Chen
Phone: 212-838-7799
Fax: 212-838-6688

Eurocurrency Lending Office:

Industrial and Commercial Bank of China Limited,
     New York Branch
725 5th Avenue, 20/F
New York, NY 10022
Attention: Kan Chen
Phone: 212-838-7799
Fax: 212-838-6688

KBC BANK NV, NEW YORK BRANCH

By */s/ Katherine S. McCarthy*
Name: Katherine S. McCarthy
Title: Director

By */s/ Susan M. Silver*
Name: Susan M. Silver
Title: Managing Director

Domestic Lending Office:

KBC Bank NV, New York Branch
1177 Avenue of the Americas
New York, NY 10036

Attention: Joanne Gatto
Phone: 212-541-0720
Fax: 212-956-5581

Eurocurrency Lending Office:

 KBC Bank NV, New York Branch
1177 Avenue of the Americas
New York, NY 10036

Attention: Joanne Gatto
Phone: 212-541-0720
Fax: 212-956-5581

DEUTSCHE BANK AG, NEW YORK BRANCH

By */s/ Ming K. Chu*
Name: Ming K. Chu
    Title: Vice President

By */s/ Virginia Cosenza*
Name: Virginia Cosenza
Title: Vice President

Domestic Lending Office:

DEUTSCHE BANK AG, NEW YORK BRANCH
5022 Gate Parkway, Suite 100
Jacksonville, FL 32256
Attention: Lee Joyner
Phone: 904-527-6438
Fax: 866-240-3622

Eurocurrency Lending Office:

DEUTSCHE BANK AG, NEW YORK BRANCH
5022 Gate Parkway, Suite 100
Jacksonville, FL 32256
Attention: Lee Joyner
Phone: 904-527-6438
Fax: 866-240-3622

CHINA CONSTRUCTION BANK
CORPORATION,NEW YORK BRANCH

By */s/ Jian "Jack" Ma*
Name: Jian "Jack" Ma
Title: Deputy General Manager

Domestic Lending Office:

China Construction Bank Corporation, New York
        Branch
1095 Avenue of the Americas
New York, New York 10036
Attention: John Weinshank
Phone: 646-781-2450
Fax: 646-781-2459

Eurocurrency Lending Office:

China Construction Bank Corporation, New York
        Branch
1095 Avenue of the Americas
New York, New York 10036
Attention: John Weinshank
Phone: 646-781-2450
Fax: 646-781-2459

SCHEDULE I

COMMITMENTS

BANK	COMMITMENT	REVOLVING CREDIT COMMITMENT
Citibank, N.A.	$247,500,000.00	$231,000,000.00
Bank of America, N.A.	$247,500,000.00	$247,500,000.00
JPMorgan Chase Bank, N.A.	$247,500,000.00	$231,000,000.00
Barclays Bank PLC	$195,000,000.00	$181,500,000.00
Société Générale	$195,000,000.00	$181,500,000.00
The Bank of Tokyo - Mitsubishi UFJ, Ltd.	$195,000,000.00	$195,000,000.00
The Royal Bank of Scotland plc	$195,000,000.00	$181,500,000.00
Australia and New Zealand Banking Group Limited	$120,000,000.00	$120,000,000.00
Goldman Sachs Bank USA	$120,000,000.00	$120,000,000.00
Royal Bank of Canada	$120,000,000.00	$112,500,000.00
Toronto Dominion (Texas) LLC	$120,000,000.00	$120,000,000.00
Commerzbank AG, New York and Grand Cayman Branches	$90,000,000.00	$84,500,000.00
BNP Paribas	$90,000,000.00	$84,500,000.00
Deutsche Bank AG, New York Branch	$90,000,000.00	$90,000,000.00
HSBC Bank USA, National Association	$90,000,000.00	$90,000,000.00
ING Bank N.V., Dublin Branch	$90,000,000.00	$90,000,000.00
Lloyds TSB Bank plc	$90,000,000.00	$84,500,000.00
U.S. Bank National Association	$90,000,000.00	$90,000,000.00

Banco Bilbao Vizcaya Argentaria, S.A., New York Branch	$75,000,000.00	$75,000,000.00
The Northern Trust Company	$67,500,000.00	$67,500,000.00
KBC Bank NV, New York Branch	$45,000,000.00	$42,500,000.00
Standard Chartered Bank	$45,000,000.00	$45,000,000.00
China Construction Bank Corporation, New York Branch	$37,500,000.00	$37,500,000.00
The Bank of New York Mellon	$37,500,000.00	$37,500,000.00
Industrial and Commercial Bank of China Limited, New York Branch	$30,000,000.00	$30,000,000.00
Westpac Banking Corporation	$30,000,000.00	$30,000,000.00
TOTAL	$3,000,000,000.00	$2,900,000,000.00

SCHEDULE II

Commitment Fee, CDS Floor, CDS Cap Table

Basis for Pricing	Level 1	Level II	Level III	Level IV	Level V
	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least AA- by Standard & Poor's or at least Aa3 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A+ by Standard & Poor's or at least A1 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A by Standard & Poor's or at least A2 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A- by Standard & Poor's or at least A3 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated lower than Level IV by Standard & Poor's and Moody's
Commitment Fee Rate	0.030%	0.035%	0.040%	0.060%	0.100%
CDS Floor	0.150%	0.200%	0.250%	0.500%	0.750%
CDS Cap	0.750%	0.875%	1.000%	1.250%	1.500%

SCHEDULE 4.01(h)

ERISA MATTERS

ERISA Affiliates Solar Turbines Incorporated and Solar Turbines Services Company (collectively, "Solar") were provided a notice of withdrawal liability assessment by the Stationary Engineers Local 39 Pension Trust Fund (the "Trust Fund"). Solar paid the amounts due under the assessment and made a request for review of the assessment under Section 4219 of ERISA. The Trust Fund responded to Solar's request by recalculating the amount due and refunding an amount to Solar. The matter is now considered resolved.

EXHIBIT 99.2
EXECUTION COPY

LOCAL CURRENCY ADDENDUM

LOCAL CURRENCY ADDENDUM dated as of September 13, 2012, to the Credit Agreement (as defined below), among Caterpillar Financial Services Corporation, Caterpillar International Finance Limited, the Local Currency Banks (as defined below), Citibank, N.A., as Agent, and Citibank International plc, as Local Currency Agent.

ARTICLE I
Definitions

SECTION 1.01. Defined Terms. As used in this Addendum, the following terms shall have the meanings specified below:

"Associated Cost Rate" means for any Local Currency Advance for any Interest Period, a percentage rate per annum, as determined in accordance with Annex I attached hereto on the first day of such Interest Period, determined by the Local Currency Agent as reflecting the cost, loss or difference in return which would be suffered or incurred by the Local Currency Banks as a result of: (a) funding (based on the Eurocurrency Rate and on a match funded basis) any special deposit or cash ratio deposit required to be placed with the Bank of England (or any other authority which replaces all or any of its functions) and/or (b) any charge imposed by the Financial Services Authority (or any other authority which replaces all or any of its functions), in each case to the extent attributable to such Local Currency Advance.

"Credit Agreement" means the Credit Agreement (364-Day Facility) dated as of September 13, 2012, among Caterpillar Inc., Caterpillar Financial Services Corporation, Caterpillar International Finance Limited, Caterpillar Finance Corporation, the financial institutions from time to time party thereto as Banks, Citibank, N.A., as Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent, and Citibank International plc, as Local Currency Agent, as the same may be amended, waived, modified or restated from time to time.

"Local Currency Advance" means any Advance, denominated in Pounds Sterling, Swiss Francs, Euro, or any other Agreed Currency which CIF requests the Local Currency Banks to include as a Local Currency and which is reasonably acceptable to the Local Currency Banks, made to CIF pursuant to Sections 2.03A and 2.03B of the Credit Agreement and this Addendum. A Local Currency Advance shall bear interest at the rate specified in Schedule II.

"Local Currency Bank" means each Bank listed on the signature pages of this Addendum or which becomes a party hereto pursuant to an Assignment and Acceptance or an Assumption and Acceptance.

SECTION 1.02. Terms Generally. Unless otherwise defined herein, terms defined in the Credit Agreement shall have the same meanings in this Addendum. Wherever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All references herein to Sections and Schedules shall be deemed references to Sections of and Schedules to this Addendum unless the context shall otherwise require.

ARTICLE II
The Credits

SECTION 2.01. <u>Local Currency Advances.</u> (a) This Addendum (as the same may be amended, waived, modified or restated from time to time) is the "Local Currency Addendum" as defined in the Credit Agreement and is, together with the borrowings made hereunder, subject in all respects to the terms and provisions of the Credit Agreement except to the extent that the terms and provisions of the Credit Agreement are modified by or are inconsistent with this Addendum, in which case this Addendum shall control.

(b) Any modifications to the interest payment dates, Interest Periods, interest rates and any other special provisions applicable to Local Currency Advances under this Addendum are set forth on <u>Schedule II</u>. If <u>Schedule II</u> states "None" or "Same as Credit Agreement" with respect to any item listed thereon, then the corresponding provisions of the Credit Agreement, without modification, shall govern this Addendum and the Local Currency Advances made pursuant to this Addendum.

(c) Any special borrowing procedures or funding arrangements for Local Currency Advances under this Addendum, any provisions for the issuance of promissory notes to evidence the Local Currency Advances made hereunder and any additional information requirements applicable to Local Currency Advances under this Addendum are set forth on <u>Schedule III</u>. If no such special procedures, funding arrangements, provisions or additional requirements are set forth on <u>Schedule III</u>, then the corresponding procedures, funding arrangements, provisions and information requirements set forth in the Credit Agreement shall govern this Addendum.

SECTION 2.02. <u>Maximum Borrowing Amounts.</u> (a) The Total Local Currency Commitment, and the Local Currency Commitment and the Same Day Local Currency Commitment for each Local Currency Bank party to this Addendum as of the date hereof, are set forth on <u>Schedule I</u>.

(b) Upon at least five (5) Business Days prior irrevocable written notice to the Agent, the Local Currency Agent and the Local Currency Banks, CIF may from time to time permanently reduce the Total Local Currency Commitment under this Addendum in whole, or in part ratably among the Local Currency Banks, in an aggregate minimum Dollar Amount of $10,000,000, and integral multiples of $1,000,000 in excess thereof; <u>provided</u>, <u>however</u>, that the amount of the Total Local Currency Commitment may not be reduced below the aggregate principal amount of the outstanding Local Currency Advances with respect thereto. Any such reduction shall be allocated pro rata among all the Local Currency Banks party to this Addendum by reference to their Local Currency Commitments.

ARTICLE III
Representations and Warranties

Each of CFSC and CIF makes and confirms each representation and warranty applicable to it or any of its Subsidiaries contained in Article IV of the Credit Agreement. Each of CFSC and CIF represents and warrants to each of the Local Currency Banks party to this Addendum that no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given or time elapse or both, has occurred and is continuing, and no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given or time elapse or both, shall arise as a result of the making of Local Currency Advances hereunder or any other transaction contemplated hereby.

ARTICLE IV
Miscellaneous Provisions

SECTION 4.01. Amendment; Termination. (a) This Addendum (including the Schedules hereto) may not be amended without the prior written consent of the Majority Local Currency Banks hereunder and subject to the provisions of Section 8.01 of the Credit Agreement.

(b) This Addendum may not be terminated without the prior written consent of each Local Currency Bank party hereto, CFSC and CIF unless there are no Local Currency Advances or any other amounts outstanding hereunder, in which case no such consent of any Local Currency Bank shall be required; provided, however, that this Addendum shall terminate on the date that the Credit Agreement terminates in accordance with its terms.

SECTION 4.02. Assignments. Section 8.07 of the Credit Agreement shall apply to assignments by Local Currency Banks of obligations, Local Currency Commitments and Advances hereunder; provided, however, that a Local Currency Bank may not assign any obligations, Local Currency Commitments or rights hereunder to any Person which is not (or does not simultaneously become) a Bank under the Credit Agreement.

SECTION 4.03. Notices, Etc. Except as otherwise provided herein, all notices, demands, requests, consents and other communications provided for hereunder shall be given in writing or by any telecommunication device capable of creating a written record (including electronic mail), and addressed to the party to be notified as follows:

(a) if to CIF, at Caterpillar International Finance Limited, 2120 West End Avenue, Nashville, Tennessee 37203-0001, Attention Caterpillar International Finance Limited c/o Treasurer (Facsimile No. 615-341-8596) with a copy to CFSC at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(b) if to CFSC, at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(c) if to the Local Currency Agent, at Citibank International Plc, Citigroup Centre, 5th Floor, Canary Wharf, London, United Kingdom, E14 5LB, Telecopier No. 44 207 942 7512 with a copy to the Agent at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(d)   if to a Local Currency Bank, at its address (and telecopy number) set forth in Schedule I or in the Assignment and Acceptance or Assumption and Acceptance pursuant to which such Local Currency Bank became a party hereto;

(e)   if to the Agent, at its address at Bank Loan Syndications, 1615 Brett Rd., Building No. 3, New Castle, Delaware 19720, Attention: Bank Loan Syndications, Telecopier No. 212-944-0961, with a copy to Citicorp North America, Inc., 233 South Wacker Drive, Chicago, Illinois 60606, Attention: Marianne O'Donnell;

or as to each party, at such other address as shall be designated by such party in a written notice to the other parties. All notices, demands, requests, consents and other communications described in this Section 4.03 shall be effective (i) if delivered by hand, including any overnight courier service, upon personal delivery, (ii) if delivered by mail, when deposited in the mails and (iii) if delivered by electronic mail or any other telecommunications device, when transmitted to an electronic mail address (or by another means of electronic delivery) as provided in this Section 4.03; provided, however, that notices and communications to the Local Currency Agent pursuant to Article II or V hereof or Article II of the Credit Agreement shall not be effective until received by the Local Currency Agent.

SECTION 4.04. Ratification of Guaranty. By its execution of this Addendum, CFSC ratifies and confirms its guaranty contained in Article IX of the Credit Agreement with respect to the Local Currency Advances made pursuant to this Addendum which Guaranty remains in full force and effect.

SECTION 4.05. Sharing of Payments, Etc. If any Local Currency Bank shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Local Currency Advances made by it (other than pursuant to Section 2.02(c), 2.05(d), 2.10, 2.12 or 8.04 of the Credit Agreement) in excess of its ratable share of payments on account of the Local Currency Advances obtained by all the Local Currency Banks, such Local Currency Bank shall forthwith purchase from the other Local Currency Banks such participations in the Local Currency Advances made by them as shall be necessary to cause such purchasing Local Currency Bank to share the excess payment ratably with each of them, provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Local Currency Bank, such purchase from each other Local Currency Bank shall be rescinded and each such other Local Currency Bank shall repay to the purchasing Local Currency Bank the purchase price to the extent of such recovery together with an amount equal to such other Local Currency Bank's ratable share (according to the proportion of (i) the amount of such other Local Currency Bank's required repayment to (ii) the total amount so recovered from the purchasing Local Currency Bank) of any interest or other amount paid or payable by the purchasing Local Currency Bank in respect of the total amount so recovered. CIF agrees that any Local Currency Bank so purchasing a participation from another Local Currency Bank pursuant to this Section 4.05 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Local Currency Bank were the direct creditor of CIF in the amount of such participation.

SECTION 4.06. Applicable Law. THIS ADDENDUM SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAW OF THE

STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAWS OF THE STATE OF NEW YORK BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF).

SECTION 4.07 Execution in Counterparts. This Addendum may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

ARTICLE V
The Local Currency Agent
SECTION 5.01 Appointment; Nature of Relationship. Citibank International plc is appointed by the Local Currency Banks as the Local Currency Agent hereunder and under the Credit Agreement, and each of the Local Currency Banks irrevocably authorizes the Local Currency Agent to act as the contractual representative of such Local Currency Bank with the rights and duties expressly set forth herein and in the Credit Agreement applicable to the Local Currency Agent. The Local Currency Agent agrees to act as such contractual representative upon the express conditions contained in this Article V. Notwithstanding the use of the defined term "Local Currency Agent," it is expressly understood and agreed that the Local Currency Agent shall not have any fiduciary responsibilities to any Local Currency Bank or other Bank by reason of this Addendum and that the Local Currency Agent is merely acting as the representative of the Local Currency Banks with only those duties as are expressly set forth in this Addendum and the Credit Agreement. In its capacity as the Local Currency Banks' contractual representative, the Local Currency Agent (i) does not assume any fiduciary duties to any of the Banks, (ii) is a "representative" of the Local Currency Banks within the meaning of Section 9-102 of the Uniform Commercial Code and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Addendum and the Credit Agreement. Each of the Local Currency Banks agrees to assert no claim against the Local Currency Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Bank waives.

SECTION 5.02 Powers. The Local Currency Agent shall have and may exercise such powers under this Addendum and the Credit Agreement as are specifically delegated to the Local Currency Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Local Currency Agent shall have neither any implied duties or fiduciary duties to the Local Currency Banks or the Banks, nor any obligation to the Local Currency Banks or the Banks to take any action hereunder or under the Credit Agreement except any action specifically provided by this Addendum or the Credit Agreement required to be taken by the Local Currency Agent.

SECTION 5.03 General Immunity. Neither the Local Currency Agent nor any of its respective directors, officers, agents or employees shall be liable to any of the Borrowers or any Bank for any action taken or omitted to be taken by it or them hereunder or under the Credit Agreement or in connection herewith or therewith except to the extent such action or inaction is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen from the gross negligence or willful misconduct of such Person.

SECTION 5.04   No Responsibility for Advances, Creditworthiness, Collateral, Recitals, Etc. [Intentionally Omitted. See Sections 7.03 and 7.04 of the Credit Agreement for these provisions.]

SECTION 5.05   Action on Instructions of Local Currency Banks. The Local Currency Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under the Credit Agreement in accordance with written instructions signed by Majority Local Currency Banks (except with respect to actions that require the consent of all of the Banks as provided in the Credit Agreement, including, without limitation, Section 8.01 thereof), and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Local Currency Banks. The Local Currency Agent shall be fully justified in failing or refusing to take any action hereunder and under the Credit Agreement unless it shall first be indemnified to its satisfaction by the Local Currency Banks pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

SECTION 5.06   Employment of Agents and Counsel. The Local Currency Agent may execute any of its duties hereunder and under the Credit Agreement by or through employees, agents, and attorneys-in-fact, and shall not be answerable to the Banks or the Local Currency Banks, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Local Currency Agent shall be entitled to advice of counsel concerning the contractual arrangement among the Local Currency Agent and the Local Currency Banks, as the case may be, and all matters pertaining to its duties hereunder and under the Credit Agreement.

SECTION 5.07   Reliance on Documents; Counsel. [Intentionally Omitted. See Section 7.03 of the Credit Agreement for these provisions.]

SECTION 5.08   Other Transactions. The Local Currency Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Addendum or the Credit Agreement, with CFSC, CIF or any of their respective Subsidiaries in which the Local Currency Agent is not prohibited hereby from engaging with any other Person.

SECTION 5.09   Bank Credit Decision. [Intentionally Omitted. See Section 7.07 of the Credit Agreement for these provisions.]

SECTION 5.10   Successor Local Currency Agent. The Local Currency Agent (i) may resign at any time by giving written notice thereof to the Agent, the Local Currency Banks and the Borrowers, and may appoint one of its affiliates as successor Local Currency Agent and (ii) may be removed at any time with or without cause by the Majority Local Currency Banks. Upon any such resignation or removal, the Majority Local Currency Banks, with the consent of the Agent, shall have the right to appoint (unless, in the case of the resignation of the Local Currency Agent, the resigning Local Currency Agent has appointed one of its affiliates as successor Local Currency Agent), on behalf of the Borrowers and the Local Currency Banks, a successor Local Currency Agent. If no successor Local Currency Agent shall have been so appointed and shall have accepted such appointment within thirty days after the retiring Local Currency Agent's giving notice of resignation or the Majority Local Currency Banks' removal of the retiring Local Currency Agent, then the retiring Local Currency Agent may appoint, on behalf of the Borrowers and the Local Currency Banks, a successor Local Currency Agent, which need not be one of its affiliates. Notwithstanding anything herein to the contrary, so long as no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given, time elapse or both, has occurred and is continuing, each such successor Local Currency Agent shall be subject to written approval by CFSC and CIF, which approval shall not be unreasonably withheld. Such successor Local Currency Agent shall be a commercial bank having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as the Local Currency Agent hereunder by a successor Local Currency Agent, such successor Local Currency Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Local Currency Agent, and the retiring Local Currency Agent shall be discharged from its duties and obligations hereunder and under the Credit Agreement. After any retiring Local Currency Agent's resignation hereunder as Local Currency Agent, the provisions of this Article V shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Local Currency Agent hereunder and under the Credit Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed as a deed by their duly authorized officers, all as of the date and year first above written.

CATERPILLAR INTERNATIONAL
FINANCE LIMITED

By: */s/ David A. Kacynski*
    Name: David A. Kacynski
    Title: Director

CATERPILLAR FINANCIAL SERVICES
CORPORATION

By: */s/ David A. Kacynski*
    Name: David A. Kacynski
    Title: Treasurer

CITIBANK, N.A., as the Agent

By: */s/ Susan Olsen*
    Name: Susan Olsen
    Title: Vice President

CITIBANK INTERNATIONAL PLC, as Local Currency Agent

By: */s/ Alasdair Watson*
    Name: Alasdair Watson
    Title: Assistant Vice President

CITIBANK, N.A.

By: */s/ Susan Olsen*
    Name: Susan Olsen
    Title: Vice President

SOCIÉTÉ GÉNÉRALE

By: */s/ Kimberly Metzger*
    Name: Kimberly Metzger
    Title: Director

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES

By: */s/ Patrick Hartweger*
    Name: Patrick Hartweger
    Title: Managing Director

By: */s/ Michael Ravelo*
    Name: Michael Ravelo
    Title: Vice President

BARCLAYS BANK PLC

By: */s/ Michael Mozer*
     Name: Michael Mozer
     Title: Vice President

THE ROYAL BANK OF SCOTLAND PLC

By _/s/ James Welch_
    Name: James Welch
    Title: Director

JPMORGAN CHASE BANK, N.A.

By: */s/ Robert P. Kellas*
    Name: Robert P. Kellas
    Title: Executive Director

ROYAL BANK OF CANADA, acting through its
London Branch

By: */s/ Michael Atherton*
    Name: Michael Atherton
    Title: Managing Director, Corporate Banking

LLOYDS TSB BANK plc

By: */s/ Stephen Giacolone*
    Name: Stephen Giacolone
    Title: Assistant Vice President - G011

By: */s/ Dennis McClellan*
    Name: Dennis McClellan
    Title: Assistant Vice President - M040

BNP PARIBAS

By */s/ Nader Tannous*
    Name: Nader Tannous
    Title: Director

By */s/ Todd Grossnickle*
    Name: Todd Grossnickle
    Title: Vice President

KBC BANK N.V.

By: */s/ Katherine S. McCarthy*
     Name: Katherine S. McCarthy
     Title: Director

By: */s/ Susan M. Silver*
     Name: Susan M. Silver
     Title: Managing Director

Local Currency Banks
Local Currency Commitments
Total Local Currency Commitment
Applicable Lending Office

Local Currency Bank Name	Local Currency Commitment	Same Day Local Currency Commitment
Citibank, N.A.	$16,500,000	$16,500,000
JPMorgan Chase Bank, N.A.	$16,500,000	$16,500,000
Barclays Bank PLC	$13,500,000	$13,500,000
Société Générale	$13,500,000	$13,500,000
The Royal Bank of Scotland plc	$13,500,000	$13,500,000
Royal Bank of Canada, acting through its London Branch	$7,500,000	$7,500,000
Lloyds TSB Bank, plc	$5,500,000	$5,500,000
Commerzbank AG, New York and Grand Cayman Branches	$5,500,000	$5,500,000
KBC Bank NV, New York Branch	$2,500,000	$2,500,000
BNP Paribas	$5,500,000	$5,500,000

Total Local Currency Commitment: US $100,000,000

Total Same Day Local Currency Sub-Facility: **US $100,000,000**

Local Currency Bank Name	Applicable Local Currency Lending Office
Citibank, N.A.	Citibank International plc Citigroup Centre 5th Floor Canary Wharf London, United Kingdom E14 5LB
JPMorgan Chase Bank, N.A.	JPMorgan Chase Bank, N.A. 500 Stanton Christiana Road Ops 2, Floor 03 Newark, DE 19713-2107 Attention: Robert Diaz

Local Currency Bank Name	Applicable Local Currency Lending Office
Barclays Bank PLC	Barclays Bank PLC 745 7th Avenue, 26th Floor New York, NY 10019
Société Générale	Société Générale 190 S. La Salle St., Suite 3850 Chicago, IL 60603 Attention: Kimberly Metzger
The Royal Bank of Scotland plc	The Royal Bank of Scotland plc Bankside 3 90-100 Southwark Street London SE1 0SW United Kingdom
Royal Bank of Canada	Riverbank House 2 Swan Lane London, United Kingdom EC4R 3BF
Lloyds TSB Bank, plc	Lloyds TSB Bank, plc Wholesale Loans Servicing, Bank House, Wine Street, Bristol BS1 2AN Attention: Mike Wilson
Commerzbank AG, New York and Grand Cayman Branches	Commerzbank AG, New York and Grand Cayman Branches 2 World Financial Center New York, NY 10281-1050 Attention: Patrick Hartweger

Local Currency Bank Name	Applicable Local Currency Lending Office
KBC Bank, New York Branch	KBC Bank - New York Branch, 1177 Avenue of the Americas, 8th Floor New York, NY 10036
BNP Paribas	BNP Paribas 209 South LaSalle Street Suite 500 Chicago, IL 60604 Attention: Nader Tannous Phone: (312) 977-1382 Fax: (312) 977-1380

MODIFICATIONS

1. <u>Business Day Definition</u>:

   "<u>Business Day</u>": Same as Credit Agreement.

2. <u>Interest Payment Dates</u>: Same as Credit Agreement. (See <u>Section 2.07</u> of Credit Agreement).

3. <u>Interest Periods</u>: Same as Credit Agreement. (See definition of "Interest Period", <u>Section 1.01</u>, and <u>Section 2.07(d)</u> of Credit Agreement).

4. <u>Interest Rates</u>:

   Each Local Currency Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the Eurocurrency Base Rate for such Local Currency Advance for such Interest Period <u>plus</u> (ii) the Applicable Margin as in effect from time to time during such Interest Period <u>plus</u> (iii) the Associated Cost Rate (as set forth on <u>Annex I</u> hereto) for such Local Currency Advance for such Interest Period; <u>provided</u>, <u>however</u>, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of <u>Section 2.07(d)</u> of the Credit Agreement shall be applicable.

5. <u>Other</u>:

   Additional Conditions Precedent: None

   Current Termination Date for Addendum: The "Current Termination Date" under the Credit Agreement.

   Extended Termination Date for Addendum: The "Extended Termination Date" under the Credit Agreement.

   Term Loan Repayment Date: The "Term Loan Repayment Date" under the Credit Agreement.

   Prepayment Notices: CIF shall be permitted to prepay a Local Currency Advance subject to the provisions of <u>Section 8.04(b)</u> of the Credit Agreement, on any Business Day, provided, in the case of any prepayment, notice thereof is given to the Local Currency Agent not later than 10:00 a.m. (London time) at least three (3) Business Days prior to the date of such prepayment.

OTHER PROVISIONS

1.   Borrowing Procedures:

(a) Notice of Local Currency Borrowing shall be given by CIF to the Local Currency Agent not later than 11:00 a.m. (London time) on the third Business Day prior to the date of the proposed Local Currency Borrowing (or not later than 10:00 a.m. (London time)) on the Business Day of the proposed Local Currency Borrowing, in the case of a Local Currency Borrowing consisting of Same Day Local Currency Advances), and the Local Currency Agent shall give each Local Currency Bank prompt notice thereof in accordance with Section 4.03.

(b) Each Notice of Local Currency Borrowing shall be addressed to the Local Currency Agent at its address set forth in Section 4.03 and shall specify the bank account to which the Local Currency Advances are to be made.

2.   Funding Arrangements:

Minimum amounts/increments for Local Currency Borrowings, repayments and prepayments:
Same as Credit Agreement.

3.   Promissory Notes: None required.

ANNEX I
to Local Currency Addendum
ASSOCIATED COST RATE FORMULAE

1. The Associated Cost Rate is an addition to the interest rate to compensate the Local Currency Banks for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Local Currency Agent shall calculate, as a percentage rate, a rate (the "Associated Cost Rate") for the Alternate Currency Banks, in accordance with the paragraphs set out below. The Associated Cost Rate so determined by the Local Currency Agent shall be the weighted average of the Additional Cost Rates of each of the Local Currency Banks, weighted in proportion that the Local Currency Commitment of each such Local Currency Bank bears to the Total Local Currency Commitment. The Associated Cost Rate will be expressed as a percentage rate per annum.

3. The Associated Cost Rate for a Local Currency Bank lending from a lending installation in a member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union, will be the cost (stated as a percentage) of complying with the minimum reserve requirements of the European Central Bank.

4. The Associated Cost Rate for a Local Currency Bank lending from a lending installation in the United Kingdom will be calculated by the Local Currency Agent as follows:

   (a) in relation to a Local Currency Advance in Pounds Sterling:

   $$\frac{AB + C(B - D) + E \times 0.01}{100 - (A + C)} \quad \text{percent per annum}$$

   (b) in relation to a Local Currency Advance in any currency other than Pounds Sterling:

   $$\frac{E \times 0.01}{300} \quad \text{percent per annum}$$

   Where:

   A   is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which the Local Currency Bank is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

   B   is the percentage rate of interest (excluding the Applicable Margin and the Associated Cost Rate) payable for the relevant Interest Period on the Advance.

   C   is the percentage (if any) of Eligible Liabilities which the Local Currency Bank is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D   is the percentage rate per annum payable by the Bank of England to the Local Currency Bank on interest bearing Special Deposits.

E   is the rate of charge payable by the Local Currency Bank to the Financial Services Authority pursuant to the Fees Regulations (but, for this purpose, ignoring any minimum fee required pursuant to the Fees Regulations) and expressed in Pounds Sterling per £1,000,000 of the Fee Base of the Local Currency Bank.

5.   For the purposes of this Schedule:

6.

(a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) "Fees Regulations" means the Banking Supervision (Fees) Regulations 1999 or such other law or regulation as may be in force from time to time in respect of the payment of fees for banking supervision; and

(c) "Fee Base" has the meaning given to it, and will be calculated in accordance with, the Fees Regulations.

7.   In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e., 5 percent will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

8.   In particular, but without limitation, each Local Currency Bank shall supply to the Agent and the Local Currency Agent the following information in writing on or prior to the date on which it becomes a Local Currency Bank:

(a) its jurisdiction of incorporation and the jurisdiction of its lending installation; and

(b) any other information that the Agent and the Local Currency Agent may reasonably require for such purpose.

9.   The percentages or rates of charge of a Local Currency Bank for the purpose of A, C and E above shall be determined by such Local Currency Bank based upon the information supplied by it pursuant to paragraph 7 above and on the assumption that, unless the Local Currency Bank notifies the Local Currency Agent to the contrary, the Local Currency Bank's obligations in relation to cash ratio deposits, Special Deposits and the Fees Regulations are the same as those of a typical bank from its jurisdiction of incorporation with a lending installation in the same jurisdiction as its lending installation.

10.   The Local Currency Agent shall have no liability to any person if such determination results in an Associated Cost Rate which over or under compensates a Local Currency

Bank and shall be entitled to assume that the information provided by a Local Currency Bank pursuant to paragraphs 3 and 7 above is true and correct in all respects.

11. Any determination by the Local Currency Agent pursuant to this Schedule in relation to a formula, the Associated Cost Rate or any amount payable to the Local Currency Banks shall, in the absence of manifest error, be conclusive and binding on all of the parties to this Addendum.

Any Local Currency Bank may from time to time, after consultation with CFSC, CIF, the Local Currency Agent and the Agent, determine and notify to all parties any amendments which are required to be made to this Annex in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all the parties to this Addendum.

EXHIBIT 99.3
EXECUTION COPY

JAPAN LOCAL CURRENCY ADDENDUM

JAPAN LOCAL CURRENCY ADDENDUM, dated as of September 13, 2012, to the Credit Agreement (as defined below), among Caterpillar Financial Services Corporation, Caterpillar Finance Corporation, the Japan Local Currency Banks (as defined below), Citibank, N.A., as Agent, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent.

ARTICLE I

Definitions

SECTION 1.01. <u>Defined Terms.</u> As used in this Addendum, the following terms shall have the meanings specified below:

"<u>Credit Agreement</u>" means the Credit Agreement (364-Day Facility), dated as of September 13, 2012, among Caterpillar Inc., Caterpillar Financial Services Corporation, Caterpillar International Finance Limited, Caterpillar Finance Corporation, the financial institutions from time to time party thereto as Banks, Citibank, N.A., as Agent, Citibank International plc, as Local Currency Agent, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent, as the same may be amended, waived, modified or restated from time to time.

"<u>Japan Local Currency Advance</u>" means any Advance, denominated in Japanese Yen, made to CFC pursuant to <u>Sections 2.03C</u> and <u>2.03D</u> of the Credit Agreement and this Addendum. A Japan Local Currency Advance shall bear interest at the rate specified in <u>Schedule II</u>.

"<u>Japan Local Currency Bank</u>" means each Bank listed on the signature pages of this Addendum or which becomes a party hereto pursuant to an Assignment and Acceptance or an Assumption and Acceptance.

SECTION 1.02. <u>Terms Generally.</u> Unless otherwise defined herein, terms defined in the Credit Agreement shall have the same meanings in this Addendum. Wherever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All references herein to Sections and Schedules shall be deemed references to Sections of and Schedules to this Addendum unless the context shall otherwise require.

ARTICLE II
The Credits

SECTION 2.01. <u>Japan Local Currency Advances.</u> (a) This Addendum (as the same may be amended, waived, modified or restated from time to time) is the "Japan Local Currency Addendum" as defined in the Credit Agreement and is, together with the borrowings made hereunder, subject in all respects to the terms and provisions of the Credit Agreement except to the extent that the terms and provisions of the Credit Agreement are modified by or are inconsistent with this Addendum, in which case this Addendum shall control.

(b) Any modifications to the interest payment dates, Interest Periods, interest rates and any other special provisions applicable to Japan Local Currency Advances under this Addendum are set forth on <u>Schedule II</u>. If <u>Schedule II</u> states "None" or "Same as Credit Agreement" with respect to any item listed thereon, then the corresponding provisions of the Credit Agreement, without modification, shall govern this Addendum and the Japan Local Currency Advances made pursuant to this Addendum.

(c) Any special borrowing procedures or funding arrangements for Japan Local Currency Advances under this Addendum, any provisions for the issuance of promissory notes to evidence the Japan Local Currency Advances made hereunder and any additional information requirements applicable to Japan Local Currency Advances under this Addendum are set forth on <u>Schedule III</u>. If no such special procedures, funding arrangements, provisions or additional requirements are set forth on <u>Schedule III</u>, then the corresponding procedures, funding arrangements, provisions and information requirements set forth in the Credit Agreement shall govern this Addendum.

SECTION 2.02. <u>Maximum Borrowing Amounts.</u> (a) The Total Japan Local Currency Commitment, and the Japan Local Currency Commitment for each Japan Local Currency Bank party to this Addendum as of the date hereof, are set forth on <u>Schedule I</u>.

(b) Upon at least five (5) Business Days prior irrevocable written notice to the Agent, the Japan Local Currency Agent and the Japan Local Currency Banks, CFC may from time to time permanently reduce the Total Japan Local Currency Commitment under this Addendum in whole, or in part ratably among the Japan Local Currency Banks, in an aggregate minimum Dollar Amount of $10,000,000, and integral multiples of $1,000,000 in excess thereof; <u>provided</u>, <u>however</u>, that the amount of the Total Japan Local Currency Commitment may not be reduced below the aggregate principal amount of the outstanding Japan Local Currency Advances with respect thereto. Any such reduction shall be allocated pro rata among all the Japan Local Currency Banks party to this Addendum by reference to their Japan Local Currency Commitments.

ARTICLE III
Representations and Warranties

Each of CFSC and CFC makes and confirms each representation and warranty applicable to it or any of its Subsidiaries contained in Article IV of the Credit Agreement. Each of CFSC and CFC represents and warrants to each of the Japan Local Currency Banks party to this Addendum that no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given or time elapse or both, has occurred and is continuing, and no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given or time elapse or both, shall arise as a result of the making of Japan Local Currency Advances hereunder or any other transaction contemplated hereby.

ARTICLE IV
Miscellaneous Provisions

SECTION 4.01. Amendment; Termination. (a) This Addendum (including the Schedules hereto) may not be amended without the prior written consent of the Majority Japan Local Currency Banks hereunder and subject to the provisions of Section 8.01 of the Credit Agreement.

(b) This Addendum may not be terminated without the prior written consent of each Japan Local Currency Bank party hereto, CFSC and CFC unless there are no Japan Local Currency Advances or any other amounts outstanding hereunder, in which case no such consent of any Japan Local Currency Bank shall be required; provided, however, that this Addendum shall terminate on the date that the Credit Agreement terminates in accordance with its terms.

SECTION 4.02. Assignments. Section 8.07 of the Credit Agreement shall apply to assignments by Japan Local Currency Banks of obligations, Japan Local Currency Commitments and Japan Local Currency Advances hereunder; provided, however, that a Japan Local Currency Bank may not assign any obligations, Japan Local Currency Commitments or rights hereunder to any Person which is not (or does not simultaneously become) a Bank under the Credit Agreement.

SECTION 4.03. Notices, Etc. Except as otherwise provided herein, all notices, demands, requests, consents and other communications provided for hereunder shall be given in writing or by any telecommunication device capable of creating a written record (including electronic mail), and addressed to the party to be notified as follows:

(a) if to CFC, at Caterpillar Finance Corporation, SBS Tower 14F, 4-10-1 Yoga, Setagaya-ku, Tokyo 158-0097, Japan, Attention: Managing Director (Facsimile No. 813-5797-4522, with a copy to CFSC at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(b) if to CFSC, at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(c) if to the Japan Local Currency Agent, at The Bank of Tokyo-Mitsubishi UFJ, Ltd., Corporate Banking Division No. 3, Corporate Banking Group, 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan, Attention: Mr. Hideya Tsuji (Telecopy

No.: 03-3240-8885 / 81-3-3240-8885) with a copy to the Agent at its address and telecopy number referenced in Section 8.02 of the Credit Agreement;

(d)   if to a Japan Local Currency Bank, at its address (and telecopy number) set forth in Schedule I or in the Assignment and Acceptance or Assumption and Acceptance pursuant to which such Japan Local Currency Bank became a party hereto;

(e)   if to the Agent, at its address at Bank Loan Syndications, 1615 Brett Rd., Building No. 3, New Castle, Delaware 19720, Attention: Bank Loan Syndications, Telecopier No. 212-994-0961, with a copy to Citibank, N.A., 233 South Wacker Drive, Chicago, Illinois 60606, Attention: Marianne O'Donnell;

or as to each party, at such other address as shall be designated by such party in a written notice to the other parties.

All notices, demands, requests, consents and other communications described in this Section 4.03 shall be effective (i) if delivered by hand, including any overnight courier service, upon personal delivery, (ii) if delivered by mail, when deposited in the mails and (iii) if delivered by electronic mail or any other telecommunications device, when transmitted to an electronic mail address (or by another means of electronic delivery) as provided in this Section 4.03; provided, however, that notices and communications to the Japan Local Currency Agent pursuant to Article II or V hereof or Article II of the Credit Agreement shall not be effective until received by the Japan Local Currency Agent.

SECTION 4.04. Ratification of Guaranty. By its execution of this Addendum, CFSC ratifies and confirms its guaranty contained in Article IX of the Credit Agreement with respect to the Japan Local Currency Advances made pursuant to this Addendum which Guaranty remains in full force and effect.

SECTION 4.05. Sharing of Payments, Etc. If any Japan Local Currency Bank shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Japan Local Currency Advances made by it (other than pursuant to Section 2.02(c), 2.05(d), 2.10, 2.12 or 8.04 of the Credit Agreement) in excess of its ratable share of payments on account of the Japan Local Currency Advances obtained by all the Japan Local Currency Banks, such Japan Local Currency Bank shall forthwith purchase from the other Japan Local Currency Banks such participations in the Japan Local Currency Advances made by them as shall be necessary to cause such purchasing Japan Local Currency Bank to share the excess payment ratably with each of them, provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Japan Local Currency Bank, such purchase from each other Japan Local Currency Bank shall be rescinded and each such other Japan Local Currency Bank shall repay to the purchasing Japan Local Currency Bank the purchase price to the extent of such recovery together with an amount equal to such other Japan Local Currency Bank's ratable share (according to the proportion of (i) the amount of such other Japan Local Currency Bank's required repayment to (ii) the total amount so recovered from the purchasing Japan Local Currency Bank) of any interest or other amount paid or payable by the purchasing Japan Local Currency Bank in respect of the total amount so recovered. CFC agrees that any Japan Local Currency Bank so purchasing a participation from another Japan Local

4

Currency Bank pursuant to this Section 4.05 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Japan Local Currency Bank were the direct creditor of CFC in the amount of such participation.

SECTION 4.06. Applicable Law. THIS ADDENDUM SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAWS OF THE STATE OF NEW YORK BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF).

SECTION 4.07 Execution in Counterparts. This Addendum may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

ARTICLE V
The Japan Local Currency Agent

SECTION 5.01 Appointment; Nature of Relationship. The Bank of Tokyo-Mitsubishi UFJ, Ltd. is appointed by the Japan Local Currency Banks as the Japan Local Currency Agent hereunder and under the Credit Agreement, and each of the Japan Local Currency Banks irrevocably authorizes the Japan Local Currency Agent to act as the contractual representative of such Japan Local Currency Bank with the rights and duties expressly set forth herein and in the Credit Agreement applicable to the Japan Local Currency Agent. The Japan Local Currency Agent agrees to act as such contractual representative upon the express conditions contained in this Article V. Notwithstanding the use of the defined term "Japan Local Currency Agent," it is expressly understood and agreed that the Japan Local Currency Agent shall not have any fiduciary responsibilities to any Japan Local Currency Bank or other Bank by reason of this Addendum and that the Japan Local Currency Agent is merely acting as the representative of the Japan Local Currency Banks with only those duties as are expressly set forth in this Addendum and the Credit Agreement. In its capacity as the Japan Local Currency Banks' contractual representative, the Japan Local Currency Agent (i) does not assume any fiduciary duties to any of the Banks, (ii) is a "representative" of the Japan Local Currency Banks within the meaning of Section 9-102 of the Uniform Commercial Code and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Addendum and the Credit Agreement. Each of the Japan Local Currency Banks agrees to assert no claim against the Japan Local Currency Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Bank waives.

SECTION 5.02 Powers. The Japan Local Currency Agent shall have and may exercise such powers under this Addendum and the Credit Agreement as are specifically delegated to the Japan Local Currency Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Japan Local Currency Agent shall have neither any implied duties or fiduciary duties to the Japan Local Currency Banks or the Banks, nor any obligation to the Japan Local Currency Banks or the Banks to take any action hereunder or under the Credit

Agreement except any action specifically provided by this Addendum or the Credit Agreement required to be taken by the Japan Local Currency Agent.

SECTION 5.03 <u>General Immunity</u>. Neither the Japan Local Currency Agent nor any of its respective directors, officers, agents or employees shall be liable to any of the Borrowers or any Bank for any action taken or omitted to be taken by it or them hereunder or under the Credit Agreement or in connection herewith or therewith except to the extent such action or inaction is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen from the gross negligence or willful misconduct of such Person.

SECTION 5.04 <u>No Responsibility for Advances, Creditworthiness, Collateral, Recitals, Etc.</u> [Intentionally Omitted. See <u>Sections 7.03 and 7.04</u> of the Credit Agreement for these provisions.]

SECTION 5.05 <u>Action on Instructions of Japan Local Currency Banks</u>. The Japan Local Currency Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under the Credit Agreement in accordance with written instructions signed by Majority Japan Local Currency Banks (except with respect to actions that require the consent of all of the Banks as provided in the Credit Agreement, including, without limitation, <u>Section 8.01</u> thereof), and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Japan Local Currency Banks. The Japan Local Currency Agent shall be fully justified in failing or refusing to take any action hereunder and under the Credit Agreement unless it shall first be indemnified to its satisfaction by the Japan Local Currency Banks pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

SECTION 5.06 <u>Employment of Agents and Counsel</u>. The Japan Local Currency Agent may execute any of its duties hereunder and under the Credit Agreement by or through employees, agents, and attorneys-in-fact, and shall not be answerable to the Banks or the Japan Local Currency Banks, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Japan Local Currency Agent shall be entitled to advice of counsel concerning the contractual arrangement among the Japan Local Currency Agent and the Japan Local Currency Banks, as the case may be, and all matters pertaining to its duties hereunder and under the Credit Agreement.

SECTION 5.07 <u>Reliance on Documents; Counsel</u>. [Intentionally Omitted. See <u>Section 7.03</u> of the Credit Agreement for these provisions.]

SECTION 5.08 <u>Other Transactions</u>. The Japan Local Currency Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Addendum or the Credit Agreement, with CFSC, CFC or any of their respective Subsidiaries in which the Japan Local Currency Agent is not prohibited hereby from engaging with any other Person.

SECTION 5.09 <u>Bank Credit Decision</u>. [Intentionally Omitted. See <u>Section 7.07</u> of the Credit Agreement for these provisions.]

SECTION 5.10 <u>Successor Japan Local Currency Agent</u>. The Japan Local Currency Agent (i) may resign at any time by giving written notice thereof to the Agent, the Japan Local Currency Banks and the Borrowers, and may appoint one of its Affiliates as successor Japan Local Currency Agent and (ii) may be removed at any time with or without cause by the Majority Japan Local Currency Banks. Upon any such resignation or removal, the Majority Japan Local Currency Banks, with the consent of the Agent, shall have the right to appoint (unless, in the case of the resignation of the Japan Local Currency Agent, the resigning Japan Local Currency Agent has appointed one of its Affiliates as successor Japan Local Currency Agent), on behalf of the Borrowers and the Japan Local Currency Banks, a successor Japan Local Currency Agent. If no successor Japan Local Currency Agent shall have been so appointed and shall have accepted such appointment within thirty days after the retiring Japan Local Currency Agent's giving notice of resignation or the Majority Japan Local Currency Banks' removal of the retiring Japan Local Currency Agent, then the retiring Japan Local Currency Agent may appoint, on behalf of the Borrowers and the Japan Local Currency Banks, a successor Japan Local Currency Agent, which need not be one of its Affiliates. Notwithstanding anything herein to the contrary, so long as no Event of Default, or event which would constitute an Event of Default but for the requirement that notice be given, time elapse or both, has occurred and is continuing, each such successor Japan Local Currency Agent shall be subject to written approval by CFSC and CFC, which approval shall not be unreasonably withheld. Such successor Japan Local Currency Agent shall be a commercial bank having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as the Japan Local Currency Agent hereunder by a successor Japan Local Currency Agent, such successor Japan Local Currency Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Japan Local Currency Agent, and the retiring Japan Local Currency Agent shall be discharged from its duties and obligations hereunder and under the Credit Agreement. After any retiring Japan Local Currency Agent's resignation hereunder as Japan Local Currency Agent, the provisions of this <u>Article V</u> shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Japan Local Currency Agent hereunder and under the Credit Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed as a deed by their duly authorized officers, all as of the date and year first above written.

CATERPILLAR FINANCE CORPORATION

By: */s/ David A. Kacynski*
    Name: David A. Kacynski
    Title: Director

CATERPILLAR FINANCIAL SERVICES CORPORATION

By: */s/ David A. Kacynski*
    Name: David A. Kacynski
    Title: Treasurer

CITIBANK, N.A., as the Agent

By: */s/ Susan Olsen*
    Name: Susan Olsen
    Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as the Japan Local Currency Agent

By: /s/ Masanobu Nishikawa
    Name: Masanubo Nishikawa
    Title: Chief Manager
    Corporate Banking Department No. 1
    Corporate Banking Division No. 3
    Corporate Banking Group No. 1

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as the Japan Local Currency Bank

By: */s/ Masanobu Nishikawa*
    Name: Masanubo Nishikawa
    Title: Chief Manager
    Corporate Banking Department No. 1
    Corporate Banking Division No. 3
    Corporate Banking Group No. 1

Japan Local Currency Banks
Japan Local Currency Commitments
Total Japan Local Currency Commitment
Applicable Lending Office

Japan Local Currency Bank Name	**Japan Local Currency Commitment**
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	US $100,000,000

**Total Japan Local Currency
Commitment: US $100,000,000**

Japan Local Currency Bank Name	Applicable Japan Local Currency Lending Office
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Corporate Banking Division No. 3, Corporate Banking Group 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan Attention: Mr. Hideya Tsuji (Telephone No.: 03-3240-2512 / 81-3-3240-2512) (Facsimile No.: 03-3240-8885 / 81-3-3240-8885)

MODIFICATIONS

1.   Business Day Definition:

       "Business Day": Same as Credit Agreement.

2.   Interest Payment Dates: Same as Credit Agreement. (See Section 2.07 of Credit Agreement).

3.   Interest Periods: Same as Credit Agreement. (See definition of "Interest Period", Section 1.01,   and Section 2.07(d) of Credit Agreement).

4.   Interest Rates:
       Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advances.

5.   Other:

       Additional Conditions Precedent: None

       Current Termination Date for Addendum: The "Current Termination Date" under the Credit Agreement.

       Extended Termination Date for Addendum: The "Extended Termination Date" under the Credit Agreement.

       Term Loan Repayment Date: The "Term Loan Repayment Date" under the Credit Agreement.

       Prepayment Notices: CFC shall be permitted to prepay a Japan Local Currency Advance subject to the provisions of Section 8.04(b) of the Credit Agreement, on any Business Day, provided, in the case of any prepayment, notice thereof is given to the Japan Local Currency Agent not later than 10:00 a.m. (Tokyo time) at least three (3) Business Days prior to the date of such prepayment.

OTHER PROVISIONS

1.   Borrowing Procedures:

(a) Notice of Japan Local Currency Borrowing shall be given by CFC to the Japan Local Currency Agent not later than 10:00 a.m. (Tokyo time) on the third Business Day prior to the date of the proposed Japan Local Currency Borrowing (or not later than 10:00 a.m. (Tokyo time) on the Business Day of the proposed Japan Local Currency Borrowing if such proposed Japan Local Currency Borrowing is requested on a same-day basis), and the Japan Local Currency Agent shall give each Japan Local Currency Bank prompt notice thereof in accordance with Section 4.03.

(b) Each Notice of Japan Local Currency Borrowing shall be addressed to the Japan Local Currency Agent at its address set forth in Section 4.03 and shall specify the bank account to which the Japan Local Currency Advances are to be made.

2.   Funding Arrangements:

Minimum amounts/increments for Japan Local Currency Borrowings, repayments and prepayments: Same as Credit Agreement.

3.   Promissory Notes: None required.

EXHIBIT 99.4

EXECUTION COPY

AMENDMENT NO. 2
to
CREDIT AGREEMENT (4-YEAR FACILITY)

This AMENDMENT NO. 2 TO CREDIT AGREEMENT (4-YEAR FACILITY) (this "Amendment"), dated as of September 13, 2012, is entered into by and among:

(i)   Caterpillar Inc. ("Caterpillar");

(ii)   Caterpillar Financial Services Corporation ("CFSC");

(iii)   Caterpillar Finance Corporation ("CFC");

(iv)   Caterpillar International Finance Limited ("CIF" and together with Caterpillar, CFSC and CFC, the "Borrowers");

(v)   the Banks, Local Currency Banks and Japan Local Currency Banks party to the Existing Credit Agreement referenced below (collectively, the "Existing Banks");

(vi)   The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Existing Credit Agreement;

(vii)   Citibank International PLC, as Local Currency Agent (the "Local Currency Agent") under the Existing Credit Agreement;

(viii)   Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent and the Local Currency Agent, the "Agents") under the Existing Credit Agreement; and

(ix)   each party hereto as a "New Bank" (as defined below).

PRELIMINARY STATEMENTS

The Borrowers, the Existing Banks and the Agents are parties to the Credit Agreement (4-Year Facility) dated as of September 16, 2010 (as amended by Amendment No. 1 thereto dated as of September 15, 2011, the "Existing Credit Agreement").

The Borrowers have requested that the Existing Credit Agreement be amended as hereinafter set forth.

The Existing Credit Agreement, as amended by this Amendment, is referred to herein as the "Amended Credit Agreement".

The Departing Banks (as defined below), if any, wish to terminate their respective Commitments and Revolving Credit Commitments under the Existing Credit Agreement and cease to be "Banks" party to the Existing Credit Agreement on the date hereof.

The New Banks wish to become parties to the Amended Credit Agreement as "Banks" on the date hereof.

Accordingly, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows.

SECTION 1. Defined Terms. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Existing Credit Agreement.

SECTION 2. Departing Banks and New Banks.

2.1.   The Existing Banks, including, without limitation, the Departing Banks (as defined below), hereby agree that the Administrative Agent shall have full power and authority to allocate the Commitments and Revolving Credit Commitments of the Existing Banks as in effect immediately prior to the date hereof such that, immediately after giving effect to such allocations on the date hereof, each Existing Bank (other than the Departing Banks) and each New Bank (as defined below) shall hold the "Commitment" and the "Revolving Credit Commitment" set forth next to its name on Schedule I hereto. The Existing Banks, including, without limitation, the Departing Banks, further agree to make all assignments and/or transfers, and hereby consent to any such assignments and transfers, which may be necessary (including, without limitation, assignments of funded obligations) to effect the allocations described in the preceding sentence.

2.2.   Without limiting the foregoing, upon the effectiveness of this Amendment, each Departing Bank's Commitments and Revolving Credit Commitments under the Existing Credit Agreement immediately prior to giving effect to this Amendment shall be terminated. No Departing Bank shall be a "Bank" party to the Amended Credit Agreement and the Departing Banks shall no longer have any rights or obligations under the Amended Credit Agreement (other than rights and obligations under those provisions of the Amended Credit Agreement that expressly survive termination thereof, which shall survive).

2.3.   Each New Bank hereby acknowledges and agrees that, by its execution of this Amendment, (i) such New Bank will be deemed to be a party to the Amended Credit Agreement as a "Bank", (ii) such New Bank shall have all of the obligations of a "Bank" under the Amended Credit Agreement as if it had executed the same and (iii) such New Bank shall hold the "Commitment" and the "Revolving Credit Commitment" set forth next to its name on Schedule I hereto. Each New Bank hereby agrees to be bound by all of the terms, provisions and conditions applicable to "Banks" contained in the Amended Credit Agreement.

2.4.   For purposes of this Amendment:

(a)   "Departing Bank" means each Existing Bank that executes and delivers to the Administrative Agent a signature page to this Amendment on which it is indicated that such Existing Bank is a "Departing Bank"; and

(b)   "New Bank" means each financial institution that executes and delivers to the Administrative Agent a signature page to this Amendment on which it is indicated that such financial institution is a "New Bank".

SECTION 3.   Amendments to the Existing Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 5 below, the Existing Credit Agreement is hereby amended as follows:

3.1.   The definition of "Other Credit Agreements" set forth in Section 1.01 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"'Other Credit Agreements' means (a) that certain Credit Agreement (364-Day Facility), dated as of September 13, 2012, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, and (b) that certain Credit Agreement (Five-Year Facility), dated as of September 15, 2011, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time."

3.2.   The definition of "Termination Date" set forth in Section 1.01 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"'Termination Date" means, with respect to any Bank at any time, September 15, 2015."

3.3.   The proviso to the first sentence Section 8.01(a) of the Existing Credit Agreement is hereby amended by inserting "the rate or amount of" immediately before the reference to "interest on" in clause (c) of such proviso.

3.4.   Section 5.01(e) of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(e)   Use of Proceeds. Use all proceeds of Advances solely for general corporate purposes, including, but not limited to, repaying or prepaying Advances in accordance with the terms of this Agreement."

3.5.   Section 8.02(a)(ii) of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"(ii)   if to CFSC, CIF or CFC

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention of: Treasurer
Telecopier No.: 615-341-8596

E-Mail Address: David.Kacynski@cat.com

with a copy to:

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention: Legal Department - Securities Group
Telecopier No.: 615-341-1083
E-Mail Address: Kendrick.Vaughn@cat.com"

      3.6.   Section 9.01 of the Existing Credit Agreement is hereby amended by adding the following sentence to the end of such section:

"CFSC's obligations under this Article IX shall constitute a continuing guaranty of payment and performance and not merely of collection."

      3.7.   Schedule I to the Existing Credit Agreement is hereby amended and restated in its entirety as Schedule I hereto.

      3.8.   Schedule II to the Existing Credit Agreement is hereby amended and restated in its entirety as Schedule II hereto.

      3.9.   Schedule 4.01(h) to the Existing Credit Agreement is hereby amended and restated in its entirety as Schedule III hereto.

      SECTION 4. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Amended Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

      SECTION 5. Condition Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of the following:

      5.1.   duly executed counterparts of this Amendment from each Borrower, the Agents, each Existing Bank and each New Bank;

      5.2.   evidence reasonably satisfactory to the Administrative Agent that all principal, accrued interest, fees, expenses, costs and other amounts outstanding under the terms of the 364-Day Credit Agreement dated as of September 15, 2011 among the Borrowers and the other parties thereto, accrued to the date hereof, shall have been paid, and the commitments of the lenders thereunder to extend credit shall have terminated;

      5.3.   certified copies of the resolutions of the Board of Directors of each Borrower evidencing corporate authority to execute and deliver this Amendment;

5.4.   an opinion letter of counsel for each of Caterpillar and CFSC, given upon their express instructions, substantially in the form of Exhibit A hereto; and

5.5.   an opinion letter of Sidley Austin LLP, counsel for the Administrative Agent, given upon the Administrative Agent's express instructions, substantially in the form of Exhibit B hereto.

SECTION 6.   Covenants, Representations and Warranties of the Borrowers.

6.1.   Upon the effectiveness of this Amendment, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Amended Credit Agreement and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the date hereof.

6.2.   Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) on the date hereof, no Event of Default exists with respect to such Borrower and no event exists which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 7.   Reference to and Effect on the Existing Credit Agreement.

7.1.   Upon the effectiveness of this Amendment, each reference in the Amended Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Existing Credit Agreement as amended hereby, and each reference to any such agreement in any other document, instrument or agreement executed and/or delivered in connection with such agreement shall mean and be a reference to such agreement as amended hereby.

7.2.   Except as specifically amended above, the Existing Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

7.3.   The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Existing Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 8.   Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 9. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the law of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.

SECTION 10. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

The remainder of this page is intentionally blank.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By   */s/ Edward J. Scott*
      Name: Edward J. Scott
      Title: Treasurer

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By   */s/ David A. Kacynski*
      Name: David A. Kacynski
      Title: Treasurer

CATERPILLAR INTERNATIONAL FINANCE
LIMITED

By   */s/ David A. Kacynski*
      Name: David A. Kacynski
      Title: Director

CATERPILLAR FINANCE CORPORATION

By   */s/ David A. Kacysnki*
      Name: David A. Kacynski
      Title: Director

CITIBANK, N.A., as Administrative Agent

By   */s/ Susan Olsen*
        Name: Susan Olsen
        Title: Vice President

CITIBANK INTERNATIONAL PLC, as Local Currency Agent

By /s/ Alasdair Watson
    Name: Alasdair Watson
    Title: Assistant Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Bank

By   */s/ Masanobu Nishikawa*
        Name: Masanobu Nishikawa
        Title: Chief Manager
        Corporate Banking Department No. 1
        Corporate Banking Division No. 3
        Corporate Banking Group No. 1

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Agent

By   */s/ Masanobu Nishikawa*
       Name: Masanobu Nishikawa
       Title: Chief Manager
       Corporate Banking Department No. 1
       Corporate Banking Division No. 3
       Corporate Banking Group No. 1

CITIBANK, N.A., as a Bank

By   */s/ Susan Olsen*
        Name: Susan Olsen
        Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By   */s/ Robert P. Kellas*
        Name: Robert P. Kellas
        Title: Executive Director

BANK OF AMERICA, N.A., as a Bank

By   */s/ Brian Lukehart*
        Name: Brian Lukehart
        Title: Vice President

BARCLAYS BANK PLC, as a Bank

By   */s/ Michael Mozer*
      Name: Michael Mozer
      Title: Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By   */s/ Kimberly Metzger*
        Name: Kimberly Metzger
        Title: Director

THE ROYAL BANK OF SCOTLAND PLC, as a
Bank

By   */s/ James Welch*
         Name: James Welch
         Title: Director

GOLDMAN SACHS BANK USA, as a Bank

By   */s/ Mark Walton*
       Name: Mark Walton
       Title: Authorized Signatory

ROYAL BANK OF CANADA, as a Bank

By   */s/ Meredith Majesty*
      Name: Meredith Majesty
      Title: Authorized Signatory

ROYAL BANK OF CANADA, acting through its
London Branch, as a Local Currency Bank

By   */s/ Michael Atherton*
      Name: Michael Atherton
      Title: Managing Director, Corporate Banking.

THE BANK OF TOKYO-MITSUBISHI UFJ,
LTD., as a Bank

By   */s/ Christine Howatt*
        Name: Christine Howatt
        Title: Authorized Signatory

TORONTO DOMINION (TEXAS) LLC, as a Bank

By   */s/ Bebi Yasin*
       Name: Bebi Yasin
       Title: Authorized Signatory

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED, as a Bank

By */s/ Robert Grillo*
    Name: Robert Grillo
    Title: Director

BANCO BILBAO VIZCAYA ARGENTINA
S.A., NEW YORK BRANCH, as a Bank

By   */s/ Michael D'Anna*
        Name: Michael D'Anna
        Title: Executive Director

By   */s/ Paul A. Rodríguez*
        Name: Paul A. Rodríguez
        Title: Vice President

HSBC BANK USA, NATIONAL
ASSOCIATION, as a Bank

By   */s/ Paul L. Hatton*
        Name: Paul L. Hatton
        Title: Managing Director

INDUSTRIAL AND COMMERCIAL BANK OF
CHINA LIMITED, NEW YORK BRANCH

By   */s/ Mingqiang Bi*
        Name: Mingqiang Bi
        Title: General Manager

LLOYDS TSB BANK plc, as a Bank

By   */s/ Stephen Giacolone*
      Name: Stephen Giacolone
      Title: Assistant Vice President G011

By   */s/ Dennis McClellan*
      Name: Dennis McClellan
      Title: Assistant Vice President M040

COMMERZBANK AG, NEW YORK AND
GRAND CAYMAN BRANCHES, as a Bank

By   */s/ Patrick Hartweger*
      Name: Patrick Hartweger
      Title: Managing Director

By   */s/ Michael Ravelo*
      Name: Michael Ravelo
      Title: Vice President

ING BANK N.V., DUBLIN BRANCH

By   */s/ Maurice Kenny*
        Name: Maurice Kenny
        Title: Director

By   */s/ Aidan Neill*
        Name: Aidan Neill
        Title: Director

THE BANK OF NEW YORK MELLON, as a Bank

By   */s/ John T. Smathers*
       Name: John T. Smathers
       Title: First Vice President

U.S. BANK NATIONAL ASSOCIATION, as a
Bank

By   */s/ James N. DeVries*
      Name: James N. DeVries
      Title: Senior Vice President

BNP PARIBAS, as a Bank

By   */s/ Nader Tannous*
        Name: Nader Tannous
        Title: Director

By   */s/ Todd Grossnickle*
        Name: Todd Grossnickle
        Title: Vice President

KBC BANK N.V., NEW YORK BRANCH, as a Bank

By   */s/ Katherine S. McCarthy*
        Name: Katherine S. McCarthy
        Title: Director

By   */s/ Susan M. Silver*
        Name: Susan M. Silver
        Title: Managing Director

THE NORTHERN TRUST COMPANY, as a Bank

By   */s/ Keith L. Burson*
         Name: Keith L. Burson
         Title: Vice President

WESTPAC BANKING CORPORATION, as a
Bank

By   */s/ David Brumby*
       Name: David Brumby
       Title: Executive Director

CHINA CONSTRUCTION BANK
CORPORATION, NEW YORK BRANCH, as a
Bank

By   */s/ Jian "Jack" Ma*
        Name: Jian "Jack" Ma
        Title: Deputy General Manager

DEUTSCHE BANK AG, NEW YORK BRANCH,
as a Bank and as a New Bank

By   */s/ Ming K. Chu*
       Name: Ming K. Chu
       Title: Vice President

By   */s/ Virginia Cosenza*
       Name: Virginia Cosenza
       Title: Vice President

STANDARD CHARTERED BANK,
as a Bank and as a New Bank

By   */s/ Brendan Herley*
       Name: Brendan Herley
       Title: Director
       Capital Markets

By   */s/ Robert K. Reddington*
       Name: Robert K. Reddington
       Title: Credit Documentation Manager
       Credit Documentation Unit, WB Legal-Americas

SCHEDULE I

COMMITMENTS

BANK	COMMITMENT	REVOLVING CREDIT COMMITMENT
Citibank, N.A.	$214,500,000.00	$189,000,000.00
Bank of America, N.A.	$214,500,000.00	$214,500,000.00
JPMorgan Chase Bank, N.A.	$214,500,000.00	$189,000,000.00
Barclays Bank PLC	$169,000,000.00	$146,500,000.00
Société Générale	$169,000,000.00	$149,500,000.00
The Bank of Tokyo - Mitsubishi UFJ, Ltd.	$169,000,000.00	$169,000,000.00
The Royal Bank of Scotland plc	$169,000,000.00	$149,500,000.00
Australia and New Zealand Banking Group Limited	$104,000,000.00	$104,000,000.00
Goldman Sachs Bank USA	$104,000,000.00	$104,000,000.00
Royal Bank of Canada	$104,000,000.00	$93,500,000.00
Toronto Dominion (Texas) LLC	$104,000,000.00	$104,000,000.00
Commerzbank AG, New York and Grand Cayman Branches	$78,000,000.00	$69,750,000.00
BNP Paribas	$78,000,000.00	$74,250,000.00
Deutsche Bank AG, New York Branch	$78,000,000.00	$78,000,000.00
HSBC Bank USA, National Association	$78,000,000.00	$78,000,000.00
ING Bank N.V., Dublin Branch	$78,000,000.00	$78,000,000.00
Lloyds TSB Bank plc	$78,000,000.00	$67,500,000.00
U.S. Bank National Association	$78,000,000.00	$78,000,000.00

Banco Bilbao Vizcaya Argentaria, S.A., New York Branch	$65,000,000.00	$65,000,000.00
The Northern Trust Company	$58,500,000.00	$58,500,000.00
KBC Bank NV, New York Branch	$39,000,000.00	$34,500,000.00
Standard Chartered Bank	$39,000,000.00	$39,000,000.00
China Construction Bank Corporation, New York Branch	$32,500,000.00	$32,500,000.00
The Bank of New York Mellon	$32,500,000.00	$32,500,000.00
Industrial and Commercial Bank of China Limited, New York Branch	$26,000,000.00	$26,000,000.00
Westpac Banking Corporation	$26,000,000.00	$26,000,000.00
TOTAL	$2,600,000,000.00	$2,450,000,000.00

SCHEDULE II

Commitment Fee, CDS Floor, CDS Cap Table

Basis for Pricing	Level 1	Level II	Level III	Level IV	Level V
	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least AA- by Standard & Poor's or at least Aa3 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A+ by Standard & Poor's or at least A1 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A by Standard & Poor's or at least A2 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated at least A- by Standard & Poor's or at least A3 by Moody's	If the long-term senior, unsecured debt of Caterpillar or CFSC, as applicable, is rated lower than Level IV by Standard & Poor's and Moody's
Commitment Fee Rate	0.050%	0.070%	0.080%	0.100%	0.150%
CDS Floor	0.150%	0.200%	0.250%	0.500%	0.750%
CDS Cap	0.750%	0.875%	1.000%	1.250%	1.500%

SCHEDULE III

Restated Schedule 4.01(h) to the Credit Agreement

[attached]

SCHEDULE 4.01(h)

ERISA MATTERS

ERISA Affiliates Solar Turbines Incorporated and Solar Turbines Services Company (collectively, "Solar") were provided a notice of withdrawal liability assessment by the Stationary Engineers Local 39 Pension Trust Fund (the "Trust Fund"). Solar paid the amounts due under the assessment and made a request for review of the assessment under Section 4219 of ERISA. The Trust Fund responded to Solar's request by recalculating the amount due and refunding an amount to Solar. The matter is now considered resolved.

EXHIBIT 99.5
EXECUTION COPY

AMENDMENT NO. 1
to
CREDIT AGREEMENT (FIVE-YEAR FACILITY)

This AMENDMENT NO. 1 TO CREDIT AGREEMENT (FIVE-YEAR FACILITY) (this "Amendment"), dated as of September 13, 2012, is entered into by and among:

(i)   Caterpillar Inc. ("Caterpillar");

(ii)   Caterpillar Financial Services Corporation ("CFSC");

(iii)   Caterpillar Finance Corporation ("CFC");

(iv)   Caterpillar International Finance Limited ("CIF" and together with Caterpillar, CFSC and CFC, the "Borrowers");

(v)   the Banks, Local Currency Banks and Japan Local Currency Banks party to the Existing Credit Agreement referenced below (collectively, the "Existing Banks");

(vi)   The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Existing Credit Agreement;

(vii)   Citibank International PLC, as Local Currency Agent (the "Local Currency Agent") under the Existing Credit Agreement;

(viii) Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent and the Local Currency Agent, the "Agents") under the Existing Credit Agreement; and

(ix)   each party hereto as a "New Bank" (as defined below).

PRELIMINARY STATEMENTS

The Borrowers, the Existing Banks and the Agents are parties to the Credit Agreement (Five-Year Facility) dated as of September 15, 2011 (the "Existing Credit Agreement").

The Borrowers have requested that the Existing Credit Agreement be amended as hereinafter set forth.

The Existing Credit Agreement, as amended by this Amendment, is referred to herein as the "Amended Credit Agreement".

The Departing Banks (as defined below), if any, wish to terminate their respective Commitments and Revolving Credit Commitments under the Existing Credit Agreement and cease to be "Banks" party to the Existing Credit Agreement on the date hereof.

The New Banks wish to become parties to the Amended Credit Agreement as "Banks" on the date hereof.

Accordingly, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows.

SECTION 1. Defined Terms. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Existing Credit Agreement.

SECTION 2. Departing Banks and New Banks.

2.1. The Existing Banks, including, without limitation, the Departing Banks (as defined below), hereby agree that the Administrative Agent shall have full power and authority to allocate the Commitments and Revolving Credit Commitments of the Existing Banks as in effect immediately prior to the date hereof such that, immediately after giving effect to such allocations on the date hereof, each Existing Bank (other than the Departing Banks) and each New Bank (as defined below) shall hold the "Commitment" and the "Revolving Credit Commitment" set forth next to its name on Schedule I hereto. The Existing Banks, including, without limitation, the Departing Banks, further agree to make all assignments and/or transfers, and hereby consent to any such assignments and transfers, which may be necessary (including, without limitation, assignments of funded obligations) to effect the allocations described in the preceding sentence.

2.2. Without limiting the foregoing, upon the effectiveness of this Amendment, each Departing Bank's Commitments and Revolving Credit Commitments under the Existing Credit Agreement immediately prior to giving effect to this Amendment shall be terminated. No Departing Bank shall be a "Bank" party to the Amended Credit Agreement and the Departing Banks shall no longer have any rights or obligations under the Amended Credit Agreement (other than rights and obligations under those provisions of the Amended Credit Agreement that expressly survive termination thereof, which shall survive).

2.3. Each New Bank hereby acknowledges and agrees that, by its execution of this Amendment, (i) such New Bank will be deemed to be a party to the Amended Credit Agreement as a "Bank", (ii) such New Bank shall have all of the obligations of a "Bank" under the Amended Credit Agreement as if it had executed the same and (iii) such New Bank shall hold the "Commitment" and the "Revolving Credit Commitment" set forth next to its name on Schedule I hereto. Each New Bank hereby agrees to be bound by all of the terms, provisions and conditions applicable to "Banks" contained in the Amended Credit Agreement.

2.4 For purposes of this Amendment:

(a) "Departing Bank" means each Existing Bank that executes and delivers to the Administrative Agent a signature page to this Amendment on which it is indicated that such Existing Bank is a "Departing Bank"; and

(b) "New Bank" means each financial institution that executes and delivers to the Administrative Agent a signature page to this Amendment on which it is indicated that such financial institution is a "New Bank".

SECTION 3. Amendments to the Existing Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 5 below, the Existing Credit Agreement is hereby amended as follows:

3.1.   The definition of "Other Credit Agreements" set forth in Section 1.01 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"'Other Credit Agreements' means (a) that certain Credit Agreement (364-Day Facility), dated as of September 13, 2012, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, and (b) that certain Credit Agreement (4-Year Facility), dated as of September 16, 2010, among the Borrowers, as borrowers thereunder, certain financial institutions party thereto, BTMU, as Japan Local Currency Agent, Citibank International plc, as Local Currency Agent, and Citibank, as agent for such banks, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time."

3.2.   The definition of "Termination Date" set forth in Section 1.01 of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"'Termination Date" means, with respect to any Bank at any time, September 15, 2017."

3.3.   The proviso to the first sentence Section 8.01(a) of the Existing Credit Agreement is hereby amended by inserting "the rate or amount of" immediately before the reference to "interest on" in clause (c) of such proviso.

3.4.   Section 5.01(e) of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

"(e)   Use of Proceeds. Use all proceeds of Advances solely for general corporate purposes, including, but not limited to, repaying or prepaying Advances in accordance with the terms of this Agreement."

3.5.   Section 8.02(a)(ii) of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"(ii)   if to CFSC, CIF or CFC

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention of: Treasurer
Telecopier No.: 615-341-8596

E-Mail Address: David.Kacynski@cat.com

with a copy to:

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention: Legal Department - Securities Group
Telecopier No.: 615-341-1083
E-Mail Address: Kendrick.Vaughn@cat.com"

3.6.   Section 9.01 of the Existing Credit Agreement is hereby amended by adding the following sentence to the end of such section:

"CFSC's obligations under this Article IX shall constitute a continuing guaranty of payment and performance and not merely of collection."

3.7.   Schedule I to the Existing Credit Agreement is hereby amended and restated in its entirety as Schedule I hereto.

3.8.   Schedule 4.01(h) to the Existing Credit Agreement is hereby amended and restated in its entirety as Schedule II hereto.

SECTION 4. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Amended Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 5. Condition Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of the following:

5.1.   duly executed counterparts of this Amendment from each Borrower, the Agents, each Existing Bank and each New Bank;

5.2.   evidence reasonably satisfactory to the Administrative Agent that all principal, accrued interest, fees, expenses, costs and other amounts outstanding under the terms of the 364-Day Credit Agreement dated as of September 15, 2011 among the Borrowers and the other parties thereto, accrued to the date hereof, shall have been paid, and the commitments of the lenders thereunder to extend credit shall have terminated;

5.3.   certified copies of the resolutions of the Board of Directors of each Borrower evidencing corporate authority to execute and deliver this Amendment;

5.4.   an opinion letter of counsel for each of Caterpillar and CFSC, given upon their express instructions, substantially in the form of Exhibit A hereto; and

5.5.　　an opinion letter of Sidley Austin LLP, counsel for the Administrative Agent, given upon the Administrative Agent's express instructions, substantially in the form of Exhibit B hereto.

SECTION 6.　Covenants, Representations and Warranties of the Borrowers.

6.1.　　Upon the effectiveness of this Amendment, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Amended Credit Agreement and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the date hereof.

6.2.　　Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) on the date hereof, no Event of Default exists with respect to such Borrower and no event exists which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 7.　Reference to and Effect on the Existing Credit Agreement.

7.1.　　Upon the effectiveness of this Amendment, each reference in the Amended Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Existing Credit Agreement as amended hereby, and each reference to any such agreement in any other document, instrument or agreement executed and/or delivered in connection with such agreement shall mean and be a reference to such agreement as amended hereby.

7.2.　　Except as specifically amended above, the Existing Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

7.3.　　The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Existing Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 8. Execution in Counterparts.　This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.　A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 9. Governing Law.　This Amendment shall be governed by and construed in accordance with the law of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.

SECTION 10. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

The remainder of this page is intentionally blank.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By   */s/ Edward J. Scott*
        Name: Edward J. Scott
        Title: Treasurer

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By   */s/ David A. Kacynski*
        Name: David A. Kacynski
        Title: Treasurer

CATERPILLAR INTERNATIONAL FINANCE
LIMITED

By   */s/ David A. Kacynski*
        Name: David A. Kacynski
        Title: Director

CATERPILLAR FINANCE CORPORATION

By   */s/ David A. Kacysnki*
        Name: David A. Kacynski
        Title: Director

CITIBANK, N.A., as Administrative Agent

By   */s/ Susan Olsen*
       Name: Susan Olsen
       Title: Vice President

CITIBANK INTERNATIONAL PLC, as Local Currency Agent

By   */s/ Alasdair Watson*
       Name: Alasdair Watson
       Title: Assistant Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Bank

By   */s/ Masanobu Nishikawa*
       Name: Masanobu Nishikawa
       Title: Chief Manager
       Corporate Banking Department No. 1
       Corporate Banking Division No. 3
       Corporate Banking Group No. 1

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as Japan Local Currency Agent

By   */s/ Masanobu Nishikawa*
       Name: Masanobu Nishikawa
       Title: Chief Manager
       Corporate Banking Department No. 1
       Corporate Banking Division No. 3
       Corporate Banking Group No. 1

CITIBANK, N.A., as a Bank

By */s/ Susan Olsen*
       Name: Susan Olsen
       Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By   */s/ Robert P. Kellas*
        Name: Robert P. Kellas
        Title: Executive Director

BANK OF AMERICA, N.A., as a Bank

By   */s/ Brian Lukehart*
       Name: Brian Lukehart
       Title: Vice President

BARCLAYS BANK PLC, as a Bank

By   */s/ Michael Mozer*
       Name: Michael Mozer
       Title: Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By   */s/ Kimberly Metzger*
      Name: Kimberly Metzger
      Title: Director

THE ROYAL BANK OF SCOTLAND PLC, as a
Bank

By   */s/ James Welch*
        Name: James Welch
        Title: Director

GOLDMAN SACHS BANK USA, as a Bank

By   */s/ Mark Walton*
       Name: Mark Walton
       Title: Authorized Signatory

ROYAL BANK OF CANADA, as a Bank

By */s/ Meredith Majesty*
    Name: Meredith Majesty
    Title: Authorized Signatory

ROYAL BANK OF CANADA, acting through its
London Branch, as a Local Currency Bank

By */s/ Michael Atherton*
    Name: Michael Atherton
    Title: Managing Director, Corporate Banking.

THE BANK OF TOKYO-MITSUBISHI UFJ,
LTD., as a Bank

By   */s/ Christine Howatt*
        Name: Christine Howatt
        Title: Authorized Signatory

TORONTO DOMINION (TEXAS) LLC, as a Bank

By */s/ Bebi Yasin*
        Name: Bebi Yasin
        Title: Authorized Signatory

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED, as a Bank

By   */s/ Robert Grillo*
          Name: Robert Grillo
          Title: Director

BANCO BILBAO VIZCAYA ARGENTINA
S.A., NEW YORK BRANCH, as a Bank

By   */s/ Michael D'Anna*
      Name: Michael D'Anna
      Title: Executive Director

By   */s/ Paul A. Rodríguez*
      Name: Paul A. Rodríguez
      Title: Vice President

HSBC BANK USA, NATIONAL
ASSOCIATION, as a Bank

By   */s/ Paul L. Hatton*
        Name: Paul L. Hatton
        Title: Managing Director

INDUSTRIAL AND COMMERCIAL BANK OF
CHINA LIMITED, NEW YORK BRANCH

By */s/ Mingqiang Bi*
     Name: Mingqiang Bi
     Title: General Manager

LLOYDS TSB BANK plc, as a Bank

By   */s/ Stephen Giacolone*
         Name: Stephen Giacolone
         Title: Assistant Vice President G011

By   */s/ Dennis McClellan*
         Name: Dennis McClellan
         Title: Assistant Vice President M040

COMMERZBANK AG, NEW YORK AND
GRAND CAYMAN BRANCHES, as a Bank

By   */s/ Patrick Hartweger*
        Name: Patrick Hartweger
        Title: Managing Director

By   */s/ Michael Ravelo*
        Name: Michael Ravelo
        Title: Vice President

ING BANK N.V., DUBLIN BRANCH

By   */s/ Maurice Kenny*
        Name: Maurice Kenny
        Title: Director

By   */s/ Aidan Neill*
        Name: Aidan Neill
        Title: Director

THE BANK OF NEW YORK MELLON, as a Bank

By   */s/ John T. Smathers*
      Name: John T. Smathers
      Title: First Vice President

U.S. BANK NATIONAL ASSOCIATION, as a Bank

By   */s/ James N. DeVries*
       Name: James N. DeVries
       Title: Senior Vice President

BNP PARIBAS, as a Bank

By   */s/ Nader Tannous*
        Name: Nader Tannous
        Title: Director

By   */s/ Todd Grossnickle*
        Name: Todd Grossnickle
        Title: Vice President

KBC BANK N.V., NEW YORK BRANCH, as a Bank

By   */s/ Katherine S. McCarthy*
        Name: Katherine S. McCarthy
        Title: Director

By   */s/ Susan M. Silver*
        Name: Susan M. Silver
        Title: Managing Director

THE NORTHERN TRUST COMPANY, as a Bank

By   */s/ Keith L. Burson*
       Name: Keith L. Burson
       Title: Vice President

WESTPAC BANKING CORPORATION, as a Bank

By   */s/ David Brumby*
        Name: David Brumby
        Title: Executive Director

CHINA CONSTRUCTION BANK
CORPORATION, NEW YORK BRANCH, as a
Bank

By   */s/ Jian "Jack" Ma*
          Name: Jian "Jack" Ma
          Title: Deputy General Manager

DEUTSCHE BANK AG, NEW YORK BRANCH,
as a Bank and as a New Bank

By   */s/ Ming K. Chu*
        Name: Ming K. Chu
        Title: Vice President

By   */s/ Virginia Cosenza*
        Name: Virginia Cosenza
        Title: Vice President

STANDARD CHARTERED BANK,
as a Bank and as a New Bank

By   */s/ Brendan Herley*
        Name: Brendan Herley
        Title: Director
        Capital Markets

By   */s/ Robert K. Reddington*
        Name: Robert K. Reddington
        Title: Credit Documentation Manager
        Credit Documentation Unit, WB Legal-Americas

SCHEDULE I

COMMITMENTS

BANK	COMMITMENT	REVOLVING CREDIT COMMITMENT
Citibank, N.A.	$363,000,000.00	$338,500,000.00
Bank of America, N.A.	$363,000,000.00	$363,000,000.00
JPMorgan Chase Bank, N.A.	$363,000,000.00	$338,500,000.00
Barclays Bank PLC	$286,000,000.00	$266,000,000.00
Société Générale	$286,000,000.00	$266,000,000.00
The Bank of Tokyo - Mitsubishi UFJ, Ltd.	$286,000,000.00	$286,000,000.00
The Royal Bank of Scotland plc	$286,000,000.00	$266,000,000.00
Australia and New Zealand Banking Group Limited	$176,000,000.00	$176,000,000.00
Goldman Sachs Bank USA	$176,000,000.00	$176,000,000.00
Royal Bank of Canada	$176,000,000.00	$165,000,000.00
Toronto Dominion (Texas) LLC	$176,000,000.00	$176,000,000.00
Commerzbank AG, New York and Grand Cayman Branches	$132,000,000.00	$123,500,000.00
BNP Paribas	$132,000,000.00	$121,500,000.00
Deutsche Bank AG, New York Branch	$132,000,000.00	$132,000,000.00
HSBC Bank USA, National Association	$132,000,000.00	$132,000,000.00
ING Bank N.V., Dublin Branch	$132,000,000.00	$132,000,000.00
Lloyds TSB Bank plc	$132,000,000.00	$124,500,000.00
U.S. Bank National Association	$132,000,000.00	$132,000,000.00

Banco Bilbao Vizcaya Argentaria, S.A., New York Branch	$110,000,000.00	$110,000,000.00
The Northern Trust Company	$99,000,000.00	$99,000,000.00
KBC Bank NV, New York Branch	$66,000,000.00	$62,500,000.00
Standard Chartered Bank	$66,000,000.00	$66,000,000.00
China Construction Bank Corporation, New York Branch	$55,000,000.00	$55,000,000.00
The Bank of New York Mellon	$55,000,000.00	$55,000,000.00
Industrial and Commercial Bank of China Limited, New York Branch	$44,000,000.00	$44,000,000.00
Westpac Banking Corporation	$44,000,000.00	$44,000,000.00
TOTAL	$4,400,000,000.00	$4,250,000,000.00

SCHEDULE II

Restated Schedule 4.01(h) to the Credit Agreement

[attached]

SCHEDULE 4.01(h)

ERISA MATTERS

ERISA Affiliates Solar Turbines Incorporated and Solar Turbines Services Company (collectively, "Solar") were provided a notice of withdrawal liability assessment by the Stationary Engineers Local 39 Pension Trust Fund (the "Trust Fund"). Solar paid the amounts due under the assessment and made a request for review of the assessment under Section 4219 of ERISA. The Trust Fund responded to Solar's request by recalculating the amount due and refunding an amount to Solar. The matter is now considered resolved.